QuickLinks -- Click here to rapidly navigate through this document

Exhibit 1

Second Quarter Report
 2008

MI Developments Inc.

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9 Tel: (905) 713-6322 Fax: (905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2008 SECOND QUARTER RESULTS AND DEPARTURE OF CEO

August 8, 2008, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and six months ended June 30, 2008. All figures are in U.S. dollars.

	REAL ESTATE BUSINESS(1)
	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share figures)
	2008	2007	2008	2007
Revenues	$55,299	$46,082	$109,334	$90,840
Net income	$26,268	$21,492	$57,252	$45,163
Funds from operations ("FFO")(2)	$38,960	$31,282	$82,857	$65,485
Diluted FFO per share(2)	$0.83	$0.64	$1.77	$1.35

	MID CONSOLIDATED(1)
	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share figures)
	2008	2007	2008	2007
Revenues
Real Estate Business	$55,299	$46,082	$109,334	$90,840
Magna Entertainment Corp. ("MEC")(3)	167,390	168,031	398,218	422,248
Eliminations	(8,643)	(5,082)	(16,751)	(9,944)

	$214,046	$209,031	$490,801	$503,144

Net income (loss)
Real Estate Business	$26,268	$21,492	$57,252	$45,163
MEC — continuing operations	39	5,476	(7,334)	40,972
Eliminations	54	(18,431)	320	(53,275)

Income from continuing operations	26,361	8,537	50,238	32,860
MEC — discontinued operations(4)	1,680	(982)	(15,600)	(2,022)

	$28,041	$7,555	$34,638	$30,838

Diluted earnings per share from continuing operations	$0.56	$0.18	$1.07	$0.68
Diluted earnings per share	$0.60	$0.16	$0.74	$0.64

(1)
Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.

(3)
Excludes revenues from MEC's discontinued operations.

(4)
Discontinued operations represent MEC's discontinued operations, net of certain related consolidation adjustments. MEC's discontinued operations for the three-month and six-month periods ended June 30, 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows, Great Lakes Downs and Magna Racino™.

MI Developments Inc.      2008    1

DEPARTURE OF CHIEF EXECUTIVE OFFICER

MID also announced today that, following a transition period, John Simonetti will depart as MID's Chief Executive Officer and as a member of the Board of Directors. The Board will commence a search for a replacement to fill the CEO role.

Mr. Simonetti stated, "I have been with MID since the time of its spin-off from Magna International in 2003. My experience has been rewarding, but also extremely challenging. Over the past three years, I have spent an enormous amount of time and energy dealing with issues relating to how our company is structured and operated and our investment in MEC. It's been frustrating that, despite these efforts, we haven't been able to broker a compromise solution among our shareholders. Accordingly, I thought it best that I leave MID and return to Magna. I wish my management and Board colleagues all the best, and will be working to transition my responsibilities in the near term."

MID's Chairman, Frank Stronach, stated, "On behalf of the Board, I would like to thank John for his tremendous efforts at MID since its inception as a public company. I am confident that he will make a very positive contribution in his new role at Magna."

REORGANIZATION PROPOSAL

On March 31, 2008, MID received a reorganization proposal on behalf of various shareholders of MID, including entities affiliated with the Stronach Trust (the "Stronach Group"), MID's controlling shareholder. The principal components of the reorganization proposal are set out in MID's press release dated March 31, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com. MID's Board of Directors mandated a special committee of independent directors (the "MID Special Committee") to review the proposal and make recommendations to the Board.

The proposal contemplated MID calling by May 30, 2008 a special meeting of shareholders to consider the reorganization and closing the transaction no later than July 30, 2008. On May 30, 2008, MID called a special meeting of shareholders to be held on July 24, 2008.

In early June 2008, at the direction of the MID Special Committee, MID management commenced discussions with a number of MID Class A shareholders, including those shareholders (owning in aggregate more than 50% of the outstanding Class A Subordinate Voting Shares) that supported the original reorganization proposal announced on March 31, 2008. The discussions are intended to develop a consensus on how to best amend and structure the proposed reorganization. As a result of these discussions, on June 27, 2008, MID announced that the special meeting discussed above was being postponed.

As of the date of this press release, no consensus has been reached with respect to amending the reorganization proposal. As a result, MID intends to continue to explore a range of alternatives in respect of its MEC investment. These alternatives include, without limitation, examining an amended reorganization proposal and evaluating whether or to what extent MID might participate in a recapitalization or restructuring of MEC. MID is not subject to any restrictions regarding future investments in MEC.

Any potential transactions with MEC would be subject to review by the MID Special Committee and the approval of the MID Board. Neither the MID Special Committee nor the MID Board has yet made any decisions or recommendations with respect to the reorganization proposal or any other transaction relating to MEC. There can be no assurance that the transaction contemplated by the reorganization proposal, or any other transaction relating to MEC, will be completed.

At June 30, 2008, $4.3 million of advisory and other costs had been incurred in connection with the reorganization proposal, which costs are included in the Real Estate Business' "general and administrative expenses" on the Company's unaudited interim consolidated statements of income (loss) for the three and six months ended June 30, 2008.

2    MI Developments Inc.      2008

MEC LIQUIDITY AND GOING CONCERN

In September 2007, following a strategic review, MEC announced a debt elimination plan (the "MEC Debt Elimination Plan") designed to eliminate MEC's net debt by December 31, 2008 and provide funding for MEC's operations. The MEC Debt Elimination Plan contemplated generating aggregate proceeds of approximately $600 to $700 million through: (i) the sale of certain real estate, racetracks and other assets; (ii) the sale of, or entering into strategic transactions involving, MEC's other racing, gaming and technology operations; and (iii) a possible future equity issuance by MEC, likely in 2008.

To address MEC's short-term liquidity concerns and provide it with sufficient time to implement the MEC Debt Elimination Plan, MID made available a bridge loan of up to $80.0 million (subsequently increased to $110.0 million as discussed below) to MEC (the "MEC Bridge Loan"). The MEC Debt Elimination Plan also contemplated a $20.0 million private placement to Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach (the Company's Chairman and the Chairman and Chief Executive Officer of MEC), of MEC Class A Stock, which closed in October 2007.

Given that the sale of MEC assets under the MEC Debt Elimination Plan continues to take longer than originally contemplated, on May 23, 2008, the maturity date of the MEC Bridge Loan and the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility were extended from May 31, 2008 to August 31, 2008. At the same time, the maximum commitment under the MEC Bridge Loan was increased from $80.0 million to $110.0 million, and MEC was given the ability to re-borrow the $21.5 million previously repaid from proceeds of asset sales.

Whether the MEC Debt Elimination Plan will be successful is not determinable at this time. To date, MEC has generated aggregate asset sale proceeds under the MEC Debt Elimination Plan of $37.7 million, of which $26.0 million has been used to make repayments under the MEC Bridge Loan. Although MEC continues to take steps to implement its plan, MEC does not expect to execute the MEC Debt Elimination Plan on the originally contemplated time schedule, if at all. Furthermore, MEC has advised MID that, given the potential impact on MEC's financial position of the MID reorganization proposal, and pending determination of whether it will proceed and an evaluation of any amended terms, MEC is in the process of reconsidering whether to sell certain of the assets originally identified for disposition under the MEC Debt Elimination Plan.

MID management expects that MEC will be unable at August 31, 2008 to repay the MEC Bridge Loan or make the required $100.0 million repayment under the Gulfstream Park project financing facility. Furthermore, MID management expects that MEC will again need to seek extensions from existing lenders, including MID, and additional funds in the short-term from one or more possible sources, which may include MID. If MEC is unable to repay its obligations when due or satisfy required covenants in its debt agreements, substantially all of its current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless MEC is able to obtain waivers, modifications or extensions. The availability of any required waivers, modifications, extensions or additional funds is not assured and, if available, the terms thereof are not yet determinable. If MEC is unsuccessful in its efforts, it could be required to liquidate assets in the fastest manner possible to raise funds, seek protection from its creditors in one or more ways, or be unable to continue as a going concern. Accordingly, MEC's ability to continue as a going concern is in substantial doubt.

GREENLIGHT LITIGATION

On July 10, 2008, the Ontario Divisional Court dismissed the appeal by Greenlight Capital, Inc. and certain of its affiliates ("Greenlight") of the October 2006 decision of the Ontario Superior Court of Justice dismissing Greenlight's oppression application against the Company and certain of its current and former directors and officers (the "Greenlight Litigation"). The appeal hearing took place in April 2008.

MI Developments Inc.      2008    3

REAL ESTATE BUSINESS FINANCIAL RESULTS

Operating Highlights

In respect of our core rental portfolio of Magna International Inc. ("Magna") facilities, during the second quarter of 2008 we brought on-stream one expansion project in Austria, representing approximately one thousand square feet of leaseable area, at a cost of $0.1 million.

At June 30, 2008, the Real Estate Business had four minor projects under development: two in Canada and one in each of Mexico and Germany. These projects commenced in the first six months of 2008 and will add an aggregate of 67 thousand square feet of leaseable area to the Real Estate Business' income-producing portfolio. The total anticipated cost of these projects is approximately $12.4 million, of which $6.2 million had been incurred at June 30, 2008.

At June 30, 2008, the Real Estate Business had 27.2 million square feet of leaseable area, with annualized lease payments of $185.2 million, representing a return of 10.8% on the gross carrying value of our income-producing portfolio.

Three Months Ended June 30, 2008

Revenues were $55.3 million in the second quarter of 2008, a 20% increase from revenues of $46.1 million in the second quarter of 2007. The higher revenues are due to a $5.7 million increase in rental revenues and a $3.5 million increase in interest and other income earned from increased borrowings under the financing arrangements with MEC. The higher rental revenues are primarily due to foreign exchange, which had a $3.8 million positive impact as the U.S. dollar continued to weaken against the foreign currencies in which the Real Estate Business operates. Contractual rent increases and Magna projects coming on-stream also had a higher than normal impact, increasing revenues by $1.7 million and $0.7 million, respectively. These positive contributions to rental revenues were partially offset by a negative contribution of $0.7 million from disposals, vacancies and re-leasing of income-producing properties, resulting primarily from activities related to Magna's plant rationalization strategy.

FFO for the second quarter of 2008 was $39.0 million ($0.83 per share) compared to $31.3 million ($0.64 per share) in the prior year period, representing an increase of 25% (30% on a per share basis). This increase in FFO is due to a $9.2 million increase in revenues, partially offset by increases of $0.7 million in each of general and administrative expenses and net interest expense and $0.1 million in current income tax expense (excluding current income taxes associated with disposal gains in 2007).

General and administrative expenses in the second quarter of 2008 increased by $0.7 million to $9.8 million from $9.1 million in the second quarter of 2007. General and administrative expenses for the second quarter of 2008 include $4.3 million of advisory and other costs incurred in connection with the reorganization proposal. General and administrative expenses for the second quarter of 2007 include (i) $2.1 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC that, ultimately, were not undertaken and (ii) $2.0 million of costs associated with the Company's contribution of land to a not-for-profit organization to assist Hurricane Katrina redevelopment efforts (the "Hurricane Katrina donation"). Excluding these items, general and administrative expenses for the second quarter of 2008 were $5.5 million compared to $5.0 million in the second quarter of 2007. This increase from the prior period is primarily due to the impact of foreign exchange and increased salaries and benefits.

Net interest expense was $2.6 million in the second quarter of 2008 ($3.9 million of interest expense less $1.3 million of interest income) compared to $1.9 million in the second quarter of 2007 ($3.7 million of interest expense less $1.8 million of interest income). The $0.5 million reduction in interest income is due primarily to a decline in interest rates the Real Estate Business earns on its excess cash balances and there being less cash available for short-term investment. Interest expense increased by $0.3 million, primarily due to foreign exchange as the Company's senior unsecured debentures are denominated in Canadian dollars.

4    MI Developments Inc.      2008

The Real Estate Business' income tax expense for the second quarter of 2008 was $4.7 million, representing an effective tax rate of 15.3% compared to an effective tax rate for the second quarter of 2007 of 18.2%. The income tax expense for the second quarter of 2007 includes $0.4 million related to a $1.4 million gain on disposal of real estate. Excluding this item, the Real Estate Business' effective tax rate for the second quarter of 2007 was 17.7%. This 2.4% decrease in the adjusted effective tax rate is primarily due to (i) reductions in the statutory tax rates from 2007 to 2008 in Canada and Germany and (ii) changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates.

Net income of $26.3 million for the second quarter of 2008 increased by 22% compared to net income of $21.5 million for the second quarter of 2007. The $4.8 million increase in net income is due primarily to a $9.2 million increase in revenues, partially offset by a negative contribution of $2.5 million from increases of $0.7 million in each of general and administrative expenses and net interest expense and $1.1 million in depreciation and amortization (due primarily to the impact of foreign exchange). Net income was also negatively impacted by a $0.5 million write-down of long-lived assets and a currency translation loss of $0.1 million recognized in the second quarter of 2008 as well as a $1.4 million gain on disposal of real estate recognized in the second quarter of 2007.

Six Months Ended June 30, 2008

Revenues were $109.3 million in the first six months of 2008, a 20% increase from revenues of $90.8 million in the first six months of 2007. The higher revenues are due to a $11.7 million increase in rental revenues and a $6.8 million increase in interest and other income earned from increased borrowings under the financing arrangements with MEC. The higher rental revenues are primarily due to foreign exchange, which had an $8.2 million positive impact as the U.S. dollar continued to weaken against the foreign currencies in which the Real Estate Business operates. Contractual rent increases and Magna projects coming on-stream also had a higher than normal impact, increasing revenues by $3.2 million and $1.3 million, respectively. These positive contributions to rental revenues were partially offset by a negative contribution of $1.2 million from disposals, vacancies and re-leasing of income-producing properties, resulting primarily from activities related to Magna's plant rationalization strategy.

FFO for the first six months of 2008 was $82.9 million ($1.77 per share) compared to $65.5 million ($1.35 per share) in the prior year period. Excluding a $3.9 million lease termination fee paid by Magna in conjunction with a lease termination at the end of the first quarter of 2008 and its related income tax effect, FFO for the first six months of 2008 was $80.3 million ($1.71 per share), representing a 23% increase from FFO (27% on a per share basis) for the first six months of 2007. This increase in FFO is due to an $18.5 million increase in revenue, partially offset by increases of $0.7 million in general and administrative expenses, $1.9 million in net interest expense and $1.1 million in current income tax expense (excluding current income taxes associated with disposal gains in 2007).

General and administrative expenses increased to $14.4 million for the six months ended June 30, 2008 from $13.6 million in the prior year period. General and administrative expenses for the first six months of 2008 include (i) $4.3 million of advisory and other costs incurred in connection with the reorganization proposal and (ii) a net $0.4 million recovery (primarily under the Company's insurance policy) of costs incurred in connection with the Greenlight Litigation. General and administrative expenses for the first six months of 2007 include (i) $2.1 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC that, ultimately were not undertaken, (ii) $2.0 million of costs associated with the Company's Hurricane Katrina donation and (iii) $0.2 million of costs incurred in connection with the Greenlight Litigation. Excluding these items, general and administrative expenses for the first six months of 2008 were $10.5 million compared to $9.3 million for the first six months of 2007. The increase from the prior period was primarily due to the impact of foreign exchange and increased salaries and benefits.

MI Developments Inc.      2008    5

Net interest expense was $5.4 million in the six months ended June 30, 2008 ($8.1 million of interest expense less $2.7 million of interest income) compared to $3.5 million for the six months ended June 30, 2007 ($7.2 million of interest expense less $3.7 million of interest income). The $1.0 million reduction in interest income is due primarily to a decline in interest rates the Real Estate Business earns on its excess cash balances and there being less cash available for short-term investment. Interest expense increased by $1.0 million, primarily due to foreign exchange as the Company's senior unsecured debentures are denominated in Canadian dollars.

In the six months ended June 30, 2008, the Real Estate Business' income tax expense was $13.2 million, representing an effective tax rate of 18.7%, which is consistent with the effective tax rate for the six months ended June 30, 2007. The income tax expense for the first six months of 2008 includes $1.3 million of income tax expense in relation to the $3.9 million lease termination fee discussed previously. The income tax expense for the first six months of 2007 includes $0.4 million related to the $1.4 million gain on disposal of real estate. Excluding these items, the Real Estate Business' effective tax rate was 17.9% for the first six months of 2008 compared to 18.5% for the first six months of 2007. This 0.6% decrease in the adjusted effective tax rate is primarily due to (i) reductions in the statutory tax rates from 2007 to 2008 in Canada and Germany and (ii) changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates.

Net income of $57.3 million for the first six months of 2008 increased by 27% compared to net income of $45.2 million for the first six months of 2007. A positive contribution of $21.6 million arose from an $18.5 million increase in revenues and a $3.1 million increase in other net gains. These amounts were partially offset by a negative contribution of $7.6 million from increases of $0.7 million in general and administrative expenses, $2.2 million in depreciation and amortization (due primarily to the impact of foreign exchange), $1.9 million in net interest expense and $2.8 million in income tax expense. Net income was also negatively impacted by the $0.5 million write-down of long-lived assets discussed previously, as well as the $1.4 million gain on disposal of real estate recognized in the first six months of 2007.

MAGNA ENTERTAINMENT CORP. FINANCIAL RESULTS

MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. MEC's results have been restated to distinguish between results from continuing and discontinued operations. MEC's discontinued operations for the three-month and six-month periods ended June 30, 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows, Great Lakes Downs and Magna Racino™.

MEC's revenues from continuing operations for the second quarter of 2008 decreased marginally to $167.4 million from $168.0 million in the prior year period, primarily due to (i) lower handle and wagering on the 2008 Preakness® and lower average daily attendance and handle at both Laurel Park and Pimlico (collectively "MJC") and (ii) five fewer live race days at Golden Gate Fields with a change in the racing calendar, which shifted live race days to the third and fourth quarters of 2008. These negative factors were partially offset by (i) increased revenues in MEC's Florida operations, primarily due to the offering of simulcasting after the live race meet ended, which was not available in the prior year period, (ii) higher revenues at Santa Anita Park from increased special events and facility rentals and (iii) increased housing unit sales at MEC's European residential housing development. MEC's revenues from continuing operations for the six months ended June 30, 2008 decreased 6% to $398.2 million from $422.2 million in the prior year period, primarily due to (i) the net loss of eight live race days at Santa Anita Park due to heavy rain and track drainage issues with the new synthetic racing surface that was installed in the fall of 2007 and (ii) the same factors impacting revenues for the second quarter of 2008.

Earnings before interest, taxes, depreciation and amortization from MEC's continuing operations excluding real estate disposal gains, other gains and losses and the minority interest impact ("EBITDA") for the three-month and six-month periods ended June 30, 2008 were $5.2 million and $19.1 million, respectively, compared to $3.9 million and $28.5 million, respectively, in the comparable prior year periods. EBITDA for the second quarter of 2008 increased by $1.3 million compared to the second quarter of 2007, due to reductions of $2.2 million in general and administrative expenses and $0.5 million in operating costs, partially offset by a

6    MI Developments Inc.      2008

$0.6 million reduction in revenues and a $0.9 million increase in purses, awards and other costs. The reduction in general and administrative expenses is primarily attributable to several of MEC's racetracks incurring lower general and administrative expenses as a result of cost reduction initiatives. EBITDA loss for first six months of 2008 decreased by $9.4 million compared to the first six months of 2007, due to a $24.0 million reduction in revenues and a $5.0 million write-down of long-lived assets in the first quarter of 2008 related to real estate held for sale in Dixon, California, partially offset by reductions of $13.7 million in purses, awards and other costs, $3.3 million in operating costs and $2.6 million in general and administrative expenses for reasons discussed above. The reduction in purses, awards and other costs is due primarily to decreased wagering at Santa Anita Park, MJC, Golden Gate Fields and The Meadows for reasons discussed previously. The reduction in operating costs is due primarily to fewer live race days at both Santa Anita Park and Golden Gate Fields, cost reduction initiatives in MEC's corporate and other operations and a decrease in the proportion of PariMax operating costs included in MEC's results of operations, primarily due to the formation of the HRTV LLC joint venture in April 2007.

MEC recorded net income of $1.0 million for the second quarter of 2008 compared to $3.7 million in the second quarter of 2007. For the six months ended June 30, 2008, MEC recorded a net loss of $24.4 million compared to net income of $37.3 million in the prior year period. MEC's results of operations for the second quarter of 2008 include a $24.3 million gain on the disposal of 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna for a purchase price of 20.0 million euros ($31.5 million), net of transaction costs. MEC's results of operations in the second quarter of 2007 include a gain of $17.6 million on the sale of its interests and rights in a 205-acre parcel of land to MID, in return for cash consideration of approximately $24.0 million (which has no related minority interest impact and is eliminated from MID's consolidated results). Excluding these items, the $9.4 million reduction in net income is due primarily to increases of $2.2 million in depreciation and amortization and $5.3 million in net interest expense and a $9.0 million reduction in the minority interest recovery, partially offset by the $1.3 million increase in EBITDA discussed above, a $3.5 million reduction in income tax expense and a $2.7 million increase in income from discontinued operations. The increase in depreciation and amortization is due primarily to increased depreciation (i) on phase two of the slots facility at Gulfstream Park, (ii) on fixed assets as a result of new totalisator equipment at MEC's wholly-owned subsidiary AmTote International, Inc. being placed into service under new contract arrangements and (iii) on new synthetic racing surfaces installed in the fall of 2007 at Santa Anita Park and Golden Gate Fields. The increase in net interest expense is primarily attributable to increased amounts outstanding under the MEC Bridge Loan and the Gulfstream Park project financing facility. MEC's results of operations in the first six months of 2007 include $48.7 million of gains on the disposal of real estate (which have no related minority interest impact and are eliminated from MID's consolidated results) related to the sale of MEC's interests and rights in three real estate properties to MID in return for cash consideration of approximately $79.0 million. Excluding these items and the $24.3 million disposal gain in 2008 discussed above, the $37.4 million increase in net loss is due primarily to the $9.4 million reduction in EBITDA discussed above, increases of $4.6 million in depreciation and amortization and $10.1 million in net interest expense for the reasons discussed previously and a $13.4 million increase in the loss from discontinued operations. The increase in the loss from discontinued operations is due primarily to $32.3 million ($17.4 million net of minority interest) pertaining to long-lived assets of Magna Racino™ ($29.2 million) and instant racing machines at Portland Meadows ($3.1 million).

DIVIDENDS

MID's Board of Directors declared a dividend of $0.15 per share on MID's Class A Subordinate Voting Shares and Class B Shares for the second quarter ended June 30, 2008. The dividend is payable on or about September 15, 2008 to shareholders of record at the close of business on August 29, 2008.

Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid in 2006, 2007 and 2008 to be an "eligible dividend" for purposes of the Income Tax Act (Canada), as amended from time to time. Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

MI Developments Inc.      2008    7

CONFERENCE CALL

A conference call will be held for interested analysts and shareholders to discuss the second quarter's results on August 8, 2008 at 10:30 am EST. The number to use for this call is 1-800-814-3911. The number for overseas callers is 416-915-5763. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by John D. Simonetti, Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21278696 followed by the number sign) and the rebroadcast will be available until August 15, 2008.

ABOUT MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a controlling interest in MEC, North America's number one owner and operator of horse racetracks, based on revenue, and one of the world's leading suppliers, via simulcasting, of live horse racing content to the growing inter-track, off-track and account wagering markets.

For further information, please contact Richard J. Smith, Executive Vice-President and Chief Financial Officer, at 905-726-7507. For teleconferencing questions, please contact Andrea Sanelli at 905-726-7504.

8    MI Developments Inc.      2008

RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net income	$26,268	$21,492	$57,252	$45,163
Add back (deduct):
Depreciation and amortization	11,356	10,216	22,403	20,147
Future income tax expense	781	587	2,647	1,855
Write-down of long-lived assets	450	—	450	—
Gain on disposal of real estate, net of income tax	—	(1,013)	—	(1,028)
Currency translation loss (gains)	105	—	105	(652)

Funds from operations	$38,960	$31,282	$82,857	$65,485

Basic and diluted funds from operations per share	$0.83	$0.64	$1.77	$1.35

Average number of shares outstanding (thousands)
Basic	46,708	48,369	46,708	48,360
Diluted	46,708	48,419	46,708	48,416

FORWARD-LOOKING STATEMENTS

The contents of this press release contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

MI Developments Inc.      2008    9

Exhibit 1

Management's Discussion and Analysis of Results of Operations and
Financial Position for the Three and Six Months Ended June 30, 2008

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three and six months ended June 30, 2008. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and six months ended June 30, 2008 and the audited consolidated financial statements for the year ended December 31, 2007, both of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at August 8, 2008. Additional information relating to MID, including the Annual Information Form for 2007, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

MID is a real estate operating company engaged principally in the ownership, management, leasing, development and acquisition of industrial and commercial properties. Members of the Magna International Inc. ("Magna") group of companies are MID's primary tenants and provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties (see "REAL ESTATE BUSINESS — Our Relationship with Magna"). In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects. MID also has other operations held through a controlling interest in Magna Entertainment Corp. ("MEC"), a separate publicly-traded company with its own board of directors and management team. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets. MID's relationship with MEC provides us with the opportunity to purchase and/or participate in the development of MEC's under-utilized lands and non-core real estate assets, as well as the development/redevelopment of new and existing MEC properties, including the development of alternative gaming facilities and/or residential projects (see "REAL ESTATE BUSINESS — Our Relationship with MEC").

In this MD&A, we refer to the operations over which our Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions as our "Real Estate Business".

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that, in the case of the Real Estate Business, the Board and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

At June 30, 2008, MID controlled 96% of the votes attached to MEC's outstanding stock, representing a 54% equity stake, and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 42% of the Company's consolidated total assets as at June 30, 2008, and 81% of the Company's consolidated revenues from continuing operations for the six months ended June 30, 2008. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

10    MI Developments Inc.      2008

Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. Approximately 77% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended June 30, 2008 — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following tables reflect the changes in the average exchange rates during the three and six months ended June 30, 2008 and 2007, as well as the exchange rates as at June 30, 2008, March 31, 2008 and December 31, 2007, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average Exchange Rates for the Three Months Ended June 30,			Average Exchange Rates for the Six Months Ended June 30,
	2008	2007	Change	2008	2007	Change
1 Canadian dollar equals U.S. dollars	0.99	0.91	8%	0.99	0.88	12%
1 euro equals U.S. dollars	1.56	1.35	16%	1.53	1.33	15%

	Exchange Rates as at
	June 30, 2008	March 31, 2008	December 31, 2007	Change from March 31, 2008	Change from December 31, 2007
1 Canadian dollar equals U.S. dollars	0.99	0.98	1.02	1%	(3%	)
1 euro equals U.S. dollars	1.57	1.58	1.47	—	7%

The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding tables. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

SIGNIFICANT EVENTS

Departure of Chief Executive Officer

On August 8, 2008, MID announced that, following a transition period, John Simonetti will depart as MID's Chief Executive Officer and as a member of the Board. The Board will commence a search for a replacement to fill the CEO role.

Reorganization Proposal

On March 31, 2008, MID received a reorganization proposal on behalf of various shareholders of MID, including entities affiliated with the Stronach Trust (the "Stronach Group"), MID's controlling shareholder. The principal components of the reorganization proposal are set out in MID's press release dated March 31, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com. The Board mandated a special committee of independent directors (the "MID Special Committee") to review the proposal and make recommendations to the Board.

MI Developments Inc.      2008    11

The proposal contemplated MID calling by May 30, 2008 a special meeting of shareholders to consider the reorganization and closing the transaction no later than July 30, 2008. On May 30, 2008, MID called a special meeting of shareholders to be held on July 24, 2008.

In early June 2008, at the direction of the MID Special Committee, MID management commenced discussions with a number of MID Class A shareholders, including those shareholders (owning in aggregate more than 50% of the outstanding Class A Subordinate Voting Shares) that supported the original reorganization proposal announced on March 31, 2008. The discussions are intended to develop a consensus on how to best amend and structure the proposed reorganization. As a result of these discussions, on June 27, 2008, MID announced that the special meeting discussed above was being postponed.

As of the date of this MD&A, no consensus has been reached with respect to amending the reorganization proposal. As a result, MID intends to continue to explore a range of alternatives in respect of its MEC investment. These alternatives include, without limitation, examining an amended reorganization proposal and evaluating whether or to what extent MID might participate in a recapitalization or restructuring of MEC. MID is not subject to any restrictions regarding future investments in MEC.

Any potential transactions with MEC would be subject to review by the MID Special Committee and the approval of the MID Board. Neither the MID Special Committee nor the MID Board has made any decisions or recommendations with respect to the reorganization proposal or any other transaction relating to MEC. There can be no assurance that the transaction contemplated by the reorganization proposal, or any other transaction relating to MEC, will be completed.

The unaudited interim consolidated financial statements for the three and six months ended June 30, 2008 and the discussion in this MD&A do not reflect the impact, if any, on the Company's results of operations, financial position or strategic direction, should the reorganization proposal, or any other transaction relating to MEC, be completed.

At June 30, 2008, $4.3 million of advisory and other costs had been incurred in connection with the reorganization proposal, which costs are included in the Real Estate Business' "general and administrative expenses" on the Company's unaudited interim consolidated statements of income (loss) for the three and six months ended June 30, 2008.

MEC Liquidity and Going Concern

In September 2007, following a strategic review, MEC announced a debt elimination plan (the "MEC Debt Elimination Plan") designed to eliminate MEC's net debt by December 31, 2008 and provide funding for MEC's operations. The MEC Debt Elimination Plan contemplated generating aggregate proceeds of approximately $600 to $700 million through: (i) the sale of certain real estate, racetracks and other assets; (ii) the sale of, or entering into strategic transactions involving, MEC's other racing, gaming and technology operations; and (iii) a possible future equity issuance by MEC, likely in 2008. See "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan" for further details.

To address MEC's short-term liquidity concerns and provide it with sufficient time to implement the MEC Debt Elimination Plan, MID made available the MEC Bridge Loan in September 2007 (see "REAL ESTATE BUSINESS — Loans Receivable From MEC — MEC Bridge Loan"). The MEC Debt Elimination Plan also contemplated a $20.0 million private placement to Fair Enterprise Limited ("FEL"), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach (the Company's Chairman and the Chairman and Chief Executive Officer of MEC), of MEC Class A Stock (the "FEL Equity Investment"), which closed in October 2007.

Whether the MEC Debt Elimination Plan will be successful is not determinable at this time. To date, MEC has generated aggregate asset sale proceeds under the MEC Debt Elimination Plan of $37.7 million, of which $26.0 million has been used to make repayments under the MEC Bridge Loan. Although MEC continues to take steps to implement its plan, MEC does not expect to execute the MEC Debt Elimination Plan on the originally contemplated time schedule, if at all. Furthermore, MEC has advised MID that, given the potential impact on MEC's financial position of the MID reorganization proposal (see "SIGNIFICANT EVENTS — Reorganization Proposal"), and pending determination of whether it will proceed and an evaluation of any amended terms, MEC is in the process of reconsidering whether to sell certain of the assets originally identified for disposition under the MEC Debt Elimination Plan.

12    MI Developments Inc.      2008

MID management expects that MEC will be unable at August 31, 2008 to repay the MEC Bridge Loan or make the required $100.0 million repayment under the Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable From MEC"). Furthermore, MID management expects that MEC will again need to seek extensions from existing lenders, including MID, and additional funds in the short-term from one or more possible sources, which may include MID. If MEC is unable to repay its obligations when due or satisfy required covenants in its debt agreements, substantially all of its current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless MEC is able to obtain waivers, modifications or extensions. The availability of any required waivers, modifications, extensions or additional funds is not assured and, if available, the terms thereof are not yet determinable. If MEC is unsuccessful in its efforts, it could be required to liquidate assets in the fastest manner possible to raise funds, seek protection from its creditors in one or more ways, or be unable to continue as a going concern. Accordingly, MEC's ability to continue as a going concern is in substantial doubt (see "LIQUIDITY AND CAPITAL RESOURCES — MEC").

Greenlight Litigation

On July 10, 2008, the Ontario Divisional Court dismissed the appeal by Greenlight Capital, Inc. and certain of its affiliates ("Greenlight") of the October 2006 decision of the Ontario Superior Court of Justice dismissing Greenlight's oppression application against the Company and certain of its current and former directors and officers (the "Greenlight Litigation"). The appeal hearing took place in April 2008.

REAL ESTATE BUSINESS

We are the successor to Magna's real estate division, which prior to our spin-off was organized as an autonomous business unit within Magna. The primary objective of the Real Estate Business is to increase cash flow from operations, net income and the value of our assets in order to maximize the return on shareholders' equity over the long term. Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale (see "REAL ESTATE BUSINESS — Real Estate Assets"). In addition, our assets include project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park (see "REAL ESTATE BUSINESS — Loans Receivable from MEC").

Subject to the significant decline in the level of business received from Magna over the past three years as discussed under "Our Relationship with Magna" below, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with third parties. In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and may acquire, including lands from MEC.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Real Estate Business holds a global portfolio of 105 income-producing industrial and commercial properties located in nine countries: Canada, Austria, the United States, Germany, Mexico, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.2 million square feet of leaseable area with a net book value of approximately $1.3 billion at June 30, 2008. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

The Real Estate Business also owns approximately 1,400 acres of land held for future development, consisting of (i) lands held for future industrial expansion, (ii) lands that we had originally banked for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands that we have acquired from MEC and for which we intend to seek planning and zoning changes in order to develop mixed-use and residential projects (see "REAL ESTATE BUSINESS — Our Relationship with MEC"). We intend to rezone, develop and/or redevelop our non-industrial properties over the medium- or long-term for our own account or with joint venture partners.

MI Developments Inc.      2008    13

Business and Operations of Magna, Our Principal Tenant

Magna and its subsidiaries are the tenants of all but nine of the Real Estate Business' income-producing properties. Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, metal body and structural systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

Our Relationship with Magna

The Magna group contributes approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 105 properties totalling approximately 27.2 million square feet of leaseable area at June 30, 2008. Between the end of 1998 and December 31, 2007, the total leaseable area of our income-producing property portfolio has increased by approximately 14.9 million square feet (net of dispositions), representing a nine-year compound annual growth rate of 9%.

The level of business MID has received from Magna has declined significantly over the past three years. This decline is primarily due to: pressures in the automotive industry (primarily in North America) and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the dispute between the Company and one of its shareholders, Greenlight (see "SIGNIFICANT EVENTS — Greenlight Litigation"). Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, and although Greenlight's appeal has now been dismissed, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 105 properties at June 30, 2008 and we incurred a net reduction in total leaseable area of approximately 0.2 million square feet during 2007. Between the end of 2004 and December 31, 2007, the total leaseable area of our income-producing property portfolio has grown at a compound annual growth rate of 2%.

Pressures in the Automotive Industry and Magna Plant Rationalization Strategy

Given the concentration of our rental portfolio with the Magna group, a number of trends that have had a significant impact on the global automotive industry in recent years have also had an impact on the Real Estate Business. These trends include: declining North American production volumes, pricing pressures and the growth of the automotive industry in low cost countries. These trends and the competitive environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and rationalize its existing manufacturing footprint. At December 31, 2007, Magna's rationalization strategy included eight facilities under lease from the Company — seven in North America and one in the United Kingdom.

14    MI Developments Inc.      2008

During the first quarter of 2008, MID and Magna agreed to terminate the lease on the property in the United Kingdom (retroactive to May 31, 2007), representing 182 thousand square feet of leaseable area and annualized lease payments of approximately $0.7 million. The highest and best use of this property is residential and the Company is in the process of rezoning the property and seeking approval of its redevelopment plans. In order to allow the Company to move ahead with the redevelopment, the Company negotiated a termination of the existing lease with Magna which, at the earliest, would have expired in 2013. In April 2008, the Company paid Magna $2.0 million to terminate the lease.

Also during the first quarter of 2008, MID and Magna agreed to terminate the lease on one of the properties in North America, representing 39 thousand square feet of leaseable area and annualized lease payments of approximately $0.8 million. This lease would have otherwise expired on January 31, 2015. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount has been recognized by the Real Estate Business in "other gains, net" in the Company's financial statements for the six months ended June 30, 2008. The Company has re-leased the property to a third party tenant commencing April 1, 2008 for an initial term expiring on October 31, 2018, with two five-year renewal options thereafter. The new lease also includes an expansion of approximately 10 thousand square feet estimated to be completed by MID in November 2008, at which time annualized lease payments of approximately $0.8 million will commence. Under the new lease, the Company will also provide approximately $1.3 million of tenant inducements, including the initial seven-month rent free period.

The lease for one of the other properties in North America, representing 197 thousand square feet of leaseable area and annualized lease payments of approximately $0.2 million, expires in September 2008. The Company expects to sell this property and so it has been reclassified into "properties held for sale" at June 30, 2008. The property consists of land and a vacant building with an aggregate carrying value of $0.5 million (net of a $0.5 million write-down to the property's estimated net realizable value that was recognized in the second quarter of 2008).

The remaining five properties under lease from the Company that are included in Magna's announced rationalization strategy have an aggregate net book value of $17.4 million. These properties represent 662 thousand square feet of leaseable area with annualized lease payments of approximately $2.4 million, representing 1.3% of MID's annualized lease payments at June 30, 2008.

Magna continues to be bound by the terms of the lease agreements for these five properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including releasing Magna from its obligation to continue to pay rent under these leases under certain circumstances.

Our Relationship with MEC

Our relationship with MEC provides us with the opportunity to purchase and/or participate in the development of MEC's under-utilized lands and non-core real estate assets, as well as the development/redevelopment of new and existing MEC properties, including the development of alternative gaming facilities and/or residential projects.

In December 2004, we participated in the redevelopment of the racing and alternative gaming facilities at Gulfstream Park by providing project financing of up to $115.0 million (subsequently increased in 2006 to up to $162.3 million) plus costs and capitalized interest to the wholly-owned subsidiary of MEC that owns that facility. In July 2005, we participated in the redevelopment of Remington Park's alternative gaming facility by providing project financing of up to $34.2 million plus costs and capitalized interest to the wholly-owned subsidiary of MEC that operates that facility. See "REAL ESTATE BUSINESS — Loans Receivable From MEC — MEC Project Financings" for further details.

During 2007, MID acquired all of MEC's interests and rights in four real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario; a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland; a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center; and a 205 acre parcel of land

MI Developments Inc.      2008    15

located in Bonsall, California. MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million, $35.0 million and $24.0 million, respectively, for these interests and rights. In addition, MID granted MEC a profit participation right in respect of each property, other than the Bonsall property, which entitles MEC to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

The Company currently intends to develop the Aurora, Palm Beach County and Bonsall properties for residential use and the Howard County property for mixed-use, including office, retail and residential. The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The lease terminates on June 6, 2010, subject to early termination by either party on four months written notice.

We may make further investments in MEC, whether in the form of debt, equity or otherwise, or we may decrease our holdings in MEC. We are not subject to any restrictions regarding future investments in MEC and have not guaranteed any of MEC's debt obligations or other commitments. We may also acquire additional properties from MEC. Any potential transactions with MEC would be subject to review by MID's Special Committee of Independent Directors and the approval of the Board.

The Company's relationship with MEC and our current development plans with respect to certain of our real estate development properties will change if the reorganization proposal is implemented (see "SIGNIFICANT EVENTS — Reorganization Proposal").

Real Estate Business — Highlights

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions, except per share information)
	2008	2007	Change	2008	2007	Change
Total revenues	$55.3	$46.1	20%	$109.3	$90.8	20%
Rental revenues	$46.7	$41.0	14%	$92.6	$80.9	14%
Interest and other income from MEC	$8.6	$5.1	70%	$16.7	$9.9	68%
Net income(1)	$26.3	$21.5	22%	$57.3	$45.2	27%
Funds from operations ("FFO")(1),(2)	$39.0	$31.3	25%	$82.9	$65.5	27%
Diluted FFO per share(1),(2)	$0.83	$0.64	30%	$1.77	$1.35	31%

	As at
(in millions, except number of properties)	June 30, 2008	December 31, 2007	Change
Number of income-producing properties	105	105	—
Leaseable area (sq. ft.)	27.2	27.3	—
Annualized lease payments ("ALP")(3)	$185.2	$177.2	5%
Income-producing property, gross book value ("IPP")	$1,716.2	$1,670.5	3%
ALP as percentage of IPP	10.8%	10.6%

(1)
Refer to footnote 4 under "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)".

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended June 30, 2008 — Funds From Operations" and "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Six Months Ended June 30, 2008 — Funds From Operations".

(3)
Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "GENERAL — Foreign Currencies").

16    MI Developments Inc.      2008

Real Estate Business Results of Operations — Three Months Ended June 30, 2008

Rental Revenue

Rental revenue, three months ended June 30, 2007	$41.0
Contractual rent increases	1.7
Completed projects on-stream	0.7
Disposals, vacancies and re-leasing of income-producing properties	(0.7)
Effect of changes in foreign currency exchange rates	3.8
Straight-line rent adjustment	0.2

Rental revenue, three months ended June 30, 2008	$46.7

Approximately 77% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $3.8 million positive impact on reported rental revenues, as the U.S. dollar weakened against most foreign currencies in which the Company conducts business. Other positive impacts to rental revenues were provided from completed projects brought on-stream and contractual rent increases.

The $1.7 million increase in revenue from contractual rent increases includes (i) $1.3 million from five-year cumulative CPI-based increases implemented in the first six months of 2008 on properties representing 6.9 million square feet of leaseable area and (ii) $0.4 million from annual CPI-based increases on properties representing 7.4 million square feet of leaseable area.

Completed projects include 85 thousand square feet of leaseable area brought on-stream during 2008, which contributed $0.3 million of revenue in the second quarter of 2008 (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Six Months Ended June 30, 2008 — Annualized Lease Payments") and 67 thousand square feet of leaseable area brought on-stream in 2007, which contributed $0.4 million of additional revenue.

Leases on two properties representing 233 thousand square feet of leaseable area expired and were not renewed during the first six months of 2008, resulting in a $0.2 million reduction in revenue. Also, in conjunction with Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), the Real Estate Business terminated a lease with Magna for 39 thousand square feet of leasable area. This property was subsequently re-leased to a third party with an initial seven-month rent-free period. The vacancy and re-leasing of this property with a rent-free period resulted in a further $0.2 million reduction in revenues, but this was partially offset by a similar increase in revenues from the straight-line adjustment associated with the new lease. Disposals and vacancies during 2007 of 293 thousand square feet of leaseable area reduced rental revenues by $0.3 million in the second quarter of 2008 compared to 2007 (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy").

Interest and Other Income from MEC

Interest and other income from MEC, which represents the interest and fees earned in relation to loan facilities between a wholly-owned subsidiary of MID (the "MID Lender") and MEC and certain of its subsidiaries, increased from $5.1 million in the second quarter of 2007 to $8.6 million in the second quarter of 2008. The increase is primarily due to $3.4 million of interest and fees earned under the MEC Bridge Loan (defined below under "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Bridge Loan") established in September 2007.

General and Administrative Expenses

General and administrative expenses in the second quarter of 2008 increased by $0.7 million to $9.8 million from $9.1 million in the second quarter of 2007. General and administrative expenses for the second quarter of 2008 include $4.3 million of advisory and other costs incurred in connection with the reorganization proposal (see "SIGNIFICANT EVENTS — Reorganization Proposal"). General and administrative expenses for the

MI Developments Inc.      2008    17

second quarter of 2007 include (i) $2.1 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC that, ultimately, were not undertaken and (ii) $2.0 million of costs associated with the Company's contribution of land to a not-for-profit organization to assist Hurricane Katrina redevelopment efforts (the "Hurricane Katrina donation"). Excluding these items, general and administrative expenses for the second quarter of 2008 were $5.5 million compared to $5.0 million in the second quarter of 2007. This increase from the prior period is primarily due to the impact of foreign exchange and increased salaries and benefits.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 11% to $11.4 million in the three months ended June 30, 2008 compared to $10.2 million in the three months ended June 30, 2007, primarily due to the impact of foreign exchange.

Interest Expense, Net

Net interest expense was $2.6 million in the second quarter of 2008 ($3.9 million of interest expense less $1.3 million of interest income) compared to $1.9 million in the second quarter of 2007 ($3.7 million of interest expense less $1.8 million of interest income). The $0.5 million reduction in interest income is due primarily to a decline in interest rates the Real Estate Business earns on its excess cash balances and there being less cash available for short-term investment. Interest expense increased by $0.3 million, primarily due to foreign exchange as the Company's senior unsecured debentures are denominated in Canadian dollars.

Write-down of Long-lived Assets

One property, consisting of land and a vacant building, was written down by $0.5 million, from $1.0 million to $0.5 million, to reflect its estimated net realizable value as a result of the Real Estate Business reclassifying the property from "revenue-producing properties" to "properties held for sale" (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy").

Gain on Disposal of Real Estate

In the second quarter of 2007, the Real Estate Business realized a gain of $1.4 million on the disposal of an income-producing property in conjunction with Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy").

Other Losses

The Real Estate Business recognized a $0.1 million currency translation loss in the second quarter of 2008. This loss, which was previously included in the "accumulated comprehensive income" component of equity, was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

Income Taxes

The Real Estate Business' income tax expense for the second quarter of 2008 was $4.7 million, representing an effective tax rate of 15.3% compared to an effective tax rate for the second quarter of 2007 of 18.2%. The income tax expense for the second quarter of 2007 includes $0.4 million related to the gain on disposal of real estate discussed previously. Excluding this item, the Real Estate Business' effective tax rate for the second quarter of 2007 was 17.7%. This 2.4% decrease in the adjusted effective tax rate is primarily due to (i) reductions in the statutory tax rates from 2007 to 2008 in Canada and Germany and (ii) changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates.

18    MI Developments Inc.      2008

Net Income

Net income of $26.3 million for the second quarter of 2008 increased by 22% compared to net income of $21.5 million for the second quarter of 2007. The $4.8 million increase in net income is due primarily to a $9.2 million increase in revenues, partially offset by a negative contribution of $2.5 million from increases of $0.7 million in each of general and administrative expenses and net interest expense and $1.1 million in depreciation and amortization. Net income was also negatively impacted by a write-down of long-lived assets of $0.5 million and a currency translation loss of $0.1 million recognized in the second quarter of 2008 as well as a $1.4 million gain on disposal of real estate recognized in the second quarter of 2007.

Funds From Operations

	Three Months Ended June 30,
(in thousands, except per share information)	2008	2007	Change
Net income	$26,268	$21,492	22%
Add back (deduct):
Depreciation and amortization	11,356	10,216	11%
Future income tax expense	781	587	33%
Write-down of long-lived assets	450	—	N/M
Gain on disposal of real estate, net of income tax	—	(1,013)	N/M
Currency translation loss	105	—	N/M

FFO	$38,960	$31,282	25%

Basic and diluted FFO per share	$0.83	$0.64	30%

Average number of shares outstanding (thousands)
Basic	46,708	48,369
Diluted	46,708	48,419

FFO for the second quarter of 2008 was $39.0 million, representing a 25% increase from FFO for the second quarter of 2007 of $31.3 million. This increase in FFO is due to a $9.2 million increase in revenues, partially offset by increases of $0.7 million in each of general and administrative expense and net interest expense and $0.1 million in current income tax expense (excluding current income taxes associated with disposal gains in 2007).

Quarterly FFO and diluted FFO per share figures are shown below for the last eight quarters (in thousands, except per share information):

	Q3'06	Q4'06	Q1'07	Q2'07	Q3'07	Q4'07	Q1'08	Q2'08
FFO(1)	$34,961	$33,934	$34,203	$31,282	$37,292	$39,403	$43,897	$38,960
Diluted FFO per share(1)	$0.72	$0.70	$0.71	$0.64	$0.77	$0.84	$0.94	$0.83
Diluted shares outstanding	48,340	48,386	48,414	48,419	48,332	47,249	46,708	46,708

(1)
Refer to footnote 4 under "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)".

MI Developments Inc.      2008    19

Annualized Lease Payments

Annualized lease payments, as at March 31, 2008	$186.0
Contractual rent increases	0.6
Completed projects on-stream	0.1
Vacancies	(0.7)
Renewals of income-producing properties	(1.0)
Effect of changes in foreign currency exchange rates	0.3
Other	(0.1)

Annualized lease payments, as at June 30, 2008	$185.2

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted into U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "GENERAL — Foreign Currencies").

On a sequential basis, annualized lease payments decreased by $0.8 million from $186.0 million at March 31, 2008 to $185.2 million at June 30, 2008. Vacancies of two properties, representing 287 thousand square feet of aggregate leaseable area, resulted in a $0.7 million decline in annual lease payments. The lease for one of these properties expired during the second quarter and was not renewed. The lease on the other property expires in September 2008 but the property was re-classified to "properties held-for-sale" in the second quarter of 2008 (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy") and related lease payments have been excluded from annualized lease payments at June 30, 2008.

The lease of an 89 thousand square foot Magna office building in Michigan was renewed at the end of the second quarter of 2008 for a period of five years. The renewal rent over the five-year term was based on fair market rent, which given the recent deterioration in the real estate market in Michigan, resulted in a $1.0 million decrease in the annual lease payments for such property.

Increases in annualized lease payments included the following: (i) $0.6 million from five-year cumulative CPI-based contractual rent increases on properties representing 0.8 million square feet of leaseable area, (ii) $0.1 million from the completion of one Magna-related expansion project in the second quarter of 2008, which added approximately one thousand square feet of leaseable area, and (iii) $0.3 million from the strengthening of the Canadian dollar against the U.S. dollar during the second quarter of 2008.

The annualized lease payments by currency at June 30, 2008 and March 31, 2008 were as follows:

	June 30, 2008		March 31, 2008
euro	$82.7	45%	$82.1	44%
Canadian dollar	58.5	31	58.6	32
U.S. dollar	42.0	23	43.3	23
Other	2.0	1	2.0	1

	$185.2	100%	$186.0	100%

20    MI Developments Inc.      2008

Real Estate Business Results of Operations — Six Months Ended June 30, 2008

Rental Revenue

Rental revenue, six months ended June 30, 2007	$80.9
Contractual rent increases	3.2
Completed projects on-stream	1.3
Disposals, vacancies and re-leasing of income-producing properties	(1.2)
Effect of changes in foreign currency exchange rates	8.2
Straight-line rent adjustment	0.3
Other	(0.1)

Rental revenue, six months ended June 30, 2008	$92.6

Foreign exchange had an $8.2 million positive impact on reported rental revenues, as the U.S. dollar continued to weaken.

Other positive impacts to rental revenues were provided from contractual rent increases and completed projects brought on-stream. The $3.2 million increase in revenue from contractual rent increases includes (i) $2.4 million from five-year cumulative CPI-based increases implemented in the first six months of 2008 on properties representing 6.9 million square feet of leaseable area and (ii) $0.8 million from annual CPI-based increases on properties representing 7.4 million square feet of leaseable area. The $1.3 million increase in revenues from completed projects coming on-stream includes: (i) 85 thousand square feet of leaseable area brought on-stream during 2008, contributing $0.5 million of revenue, and (ii) 67 thousand square feet of leaseable area brought on stream in 2007, contributing $0.8 million of additional revenue.

Two properties became vacant or partially vacant in the first six months of 2008 upon the expiry of the lease agreements pertaining to 233 thousand square feet of aggregate leaseable area, resulting in a $0.3 million reduction in revenue. The termination of a lease with Magna and subsequent re-leasing of the property to a third party with an initial seven-month rent-free period resulted in a further $0.2 million reduction in revenues, but this was partially offset by a similar increase in revenue from the straight-line adjustment associated with the new lease. Disposals and vacancies during 2007 of 317 thousand square feet of leaseable area reduced rental revenues by $0.7 million in the second quarter of 2008 compared to the same period in 2007 (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy").

Interest and Other Income from MEC

Interest and other income from MEC increased by $6.8 million from $9.9 million in the six months ended June 30, 2007 to $16.7 million in the six months ended June 30, 2008. The increase is primarily due to $6.3 million of interest and fees earned under the MEC Bridge Loan established in September 2007 and the increased level of borrowings under the MEC Project Financing Facilities (defined below under "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings").

General and Administrative Expenses

General and administrative expenses increased to $14.4 million for the six months ended June 30, 2008 from $13.6 million in the prior year period. General and administrative expenses for the first six months of 2008 include (i) $4.3 million of advisory and other costs incurred in connection with the reorganization proposal (see "SIGNIFICANT EVENTS — Reorganization Proposal") and (ii) a net $0.4 million recovery (primarily under the Company's insurance policy) of costs incurred in connection with the Greenlight Litigation (see "SIGNIFICANT EVENTS — Greenlight Litigation"). General and administrative expenses for the first six months of 2007 include (i) $2.1 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC that, ultimately were not undertaken, (ii) $2.0 million of costs associated with the Company's Hurricane Katrina donation and (iii) $0.2 million of costs incurred in connection with the Greenlight Litigation. Excluding these items, general and administrative expenses for the first six months of 2008 were $10.5 million compared to $9.3 million for the first six months of 2007. The increase from the prior period was primarily due to the impact of foreign exchange and increased salaries and benefits.

MI Developments Inc.      2008    21

Depreciation and Amortization Expense

Depreciation and amortization expense increased 11% to $22.4 million in the six months ended June 30, 2008 compared to $20.1 million in the six months ended June 30, 2007, primarily due to the impact of foreign exchange.

Interest Expense, Net

Net interest expense was $5.4 million in the six months ended June 30, 2008 ($8.1 million of interest expense less $2.7 million of interest income) compared to $3.5 million for the six months ended June 30, 2007 ($7.2 million of interest expense less $3.7 million of interest income). The $1.0 million reduction in interest income is due primarily to a decline in interest rates the Real Estate Business earns on its excess cash balances and there being less cash available for short-term investment. Interest expense increased by $1.0 million, primarily due to foreign exchange as the Company's senior unsecured debentures are denominated in Canadian dollars.

Write-down of Long-lived Assets

As discussed above, the Real Estate Business recorded a $0.5 million write-down of long-lived assets in the six months ended June 30, 2008 in conjunction with the re-classification of an income-producing property into "properties held for sale" in the second quarter of 2008. The estimated net realizable value of the property is $0.5 million.

Gain on Disposal of Real Estate

In the six months ended June 30, 2007, the Real Estate Business recognized a $1.4 million gain on the sale of two income-producing properties in conjunction with Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy").

Other Gains, Net

The Real Estate Business' "other gains, net" for the six months ended June 30, 2008 includes (i) a $3.9 million gain in the first quarter of 2008 resulting from a payment received from Magna as a result of the early termination of a lease (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy") and (ii) a $0.1 million currency translation loss in the second quarter of 2008. During the first six months of 2007, the Real Estate Business recognized $0.7 million of net currency translation gains. These net currency translation gains, which were previously included in the "accumulated other comprehensive income" component of shareholders' equity, were recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

Income Taxes

In the six months ended June 30, 2008, the Real Estate Business' income tax expense was $13.2 million, representing an effective tax rate of 18.7%, which is consistent with the effective tax rate for the six months ended June 30, 2007. The income tax expense for the first six months of 2008 includes $1.3 million of income tax expense in relation to the $3.9 million lease termination fee discussed previously. The income tax expense for the first six months of 2007 includes $0.4 million related to the gain on disposal of real estate. Excluding these items and the currency translation gains and losses discussed previously, which are not subject to tax, the Real Estate Business' effective tax rate was 17.8% for the first six months of 2008 compared to 18.7% for the first six months of 2007. This 0.9% decrease in the adjusted effective tax rate is primarily due to (i) reductions in the statutory tax rates from 2007 to 2008 in Canada and Germany and (ii) changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates.

22    MI Developments Inc.      2008

Net Income

Net income of $57.3 million for the first six months of 2008 increased by 27% compared to net income of $45.2 million for the first six months of 2007. A positive contribution of $21.6 million arose from an $18.5 million increase in revenues and a $3.1 million increase in other net gains. These amounts were partially offset by a negative contribution of $7.6 million from increases of $0.7 million in general and administrative expenses, $2.2 million in depreciation and amortization, $1.9 million in net interest expense and $2.8 million in income tax expense. Net income was also negatively impacted by a write-down of long-lived assets of $0.5 million recognized in the second quarter of 2008 as well as the $1.4 million gain on disposal of real estate recognized in the first six months of 2007 (nil in 2008).

Funds From Operations

	Six Months Ended June 30,
(in thousands, except per share information)	2008	2007	Change
Net income	$57,252	$45,163	27%
Add back (deduct):
Depreciation and amortization	22,403	20,147	11%
Future income tax expense	2,647	1,855	43%
Write-down of long-lived assets	450	—	N/M
Gain on disposal of real estate, net of income tax	—	(1,028)	N/M
Currency translation loss (gain)	105	(652)	N/M

FFO	$82,857	$65,485	27%

Basic and diluted FFO per share	$1.77	$1.35	31%

Average number of shares outstanding (thousands)
Basic	46,708	48,360
Diluted	46,708	48,416

Excluding the $3.9 million lease termination fee (See "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Six Months Ended June 30, 2008 — Other Gains, Net") and its related income tax effect, FFO for the first six months of 2008 was $80.3 million ($1.71 per share), representing a 23% increase from FFO for the first six months of 2007. This increase in FFO is due to an $18.5 million increase in revenue, partially offset by increases of $0.7 million in general and administrative expenses, $1.9 million in net interest expense and $1.1 million in current income tax expense (excluding current income taxes associated with disposal gains in 2007).

Annualized Lease Payments

Annualized lease payments, as at December 31, 2007	$177.2
Contractual rent increases	6.4
Completed projects on-stream	1.2
Vacancies	(1.4)
Renewals and re-leasing of income-producing properties	(1.3)
Effect of changes in foreign currency exchange rates	3.3
Other	(0.2)

Annualized lease payments, as at June 30, 2008	$185.2

On a year-to-date basis, annualized lease payments increased by $8.0 million, or 5%, from $177.2 million at December 31, 2007 to $185.2 million at June 30, 2008. $6.4 million of this growth was driven by contractual rent increases, including $4.9 million from five-year cumulative CPI-based increases on properties representing 7.0 million square feet of leaseable area and $1.5 million from annual CPI-based increases on properties representing 7.4 million square feet of leaseable area.

MI Developments Inc.      2008    23

The strengthening of the euro against the U.S. dollar also contributed $5.3 million to annualized lease payments, partially offset by a $2.0 million reduction from the weakening of the Canadian dollar against the U.S. dollar during the first six months of 2008.

The completion of four Magna-related expansion projects in the first six months of 2008 added an aggregate of 85 thousand square feet of leaseable area and increased annualized lease payments by $1.2 million.

Partially offsetting these positive contributions are (i) a $1.4 million decrease in annualized lease payments from the vacancy or partial vacancy of three properties, including the two properties representing 287 thousand square feet of leaseable area discussed previously (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended June 30, 2008 — Annualized Lease Payments") and 143 thousand square feet of leaseable area in relation to a third property for which the third-party lease expired in February 2008, (ii) a $0.3 million reduction in annualized lease payments upon the termination of a lease with Magna of a property with 39 thousand square feet of leasable area that was re-leased to a third party tenant at a lower annual rate per square foot (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy") and (iii) the $1.0 million reduction in annualized lease payments in connection with the renewal of the lease for an office building in Michigan as discussed previously.

The annualized lease payments by currency at June 30, 2008 and December 31, 2007 were as follows:

	June 30, 2008		December 31, 2007
euro	$82.7	45%	$72.5	41%
Canadian dollar	58.5	31	59.6	34
U.S. dollar	42.0	23	43.1	24
Other	2.0	1	2.0	1

	$185.2	100%	$177.2	100%

Real Estate Business Statement of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $80.8 million in the first six months of 2008 compared to $65.9 million in the first six months of 2007. The increase is due to a $12.1 million increase in net income that was net of a $2.8 million increase in the net reduction to net income from non-cash items (see note 15 to the unaudited interim consolidated financial statements).

Changes in non-cash balances provided $8.3 million of cash in the first six months of 2008 compared to $8.1 million of cash in the first six months of 2007 (see note 15 to the unaudited interim consolidated financial statements).

Cash Used in Investing Activities

During the first six months of 2008, the Real Estate Business, through the MID Lender, advanced $52.0 million ($32.0 million in the second quarter of 2008) to MEC and certain of its subsidiaries under the MEC Bridge Loan and MEC Project Financing Facilities (see "REAL ESTATE BUSINESS — Loans Receivable from MEC"). The Real Estate Business also spent $13.1 million ($8.5 million in the second quarter of 2008) on real estate property expenditures. These cash outflows were partially offset by $24.3 million ($21.8 million in the second quarter of 2008) of repayments under the MEC Bridge Loan and MEC Project Financing Facilities.

Cash Used in Financing Activities

During the six months ended June 30, 2008, the Real Estate Business paid dividends of $14.0 million (all in the second quarter) and repaid $0.2 million ($0.1 million in the second quarter) of long-term debt related to mortgages payable on two income-producing properties.

24    MI Developments Inc.      2008

Real Estate Assets

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

The net book values of the Real Estate Business' real estate assets are as follows:

	June 30, 2008	December 31, 2007
Income-producing real estate properties	$1,340.3	$1,324.7
Properties held for development	226.1	226.3
Properties under development	6.2	9.5
Properties held for sale	0.5	1.4

Real estate properties, net	$1,573.1	$1,561.9

Income-Producing Properties

At June 30, 2008, the Real Estate Business had 105 income-producing properties under operating leases, representing 27.2 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria. The book value of the income-producing portfolio by country as at June 30, 2008 was as follows:

	June 30, 2008	Percent of Total
Canada	$439.0	33%
Austria	413.7	31
U.S.	239.0	18
Germany	134.9	10
Mexico	73.1	5
Other countries	40.6	3

	$1,340.3	100%

Properties Held for Development

The Real Estate Business had approximately 1,400 acres of land held for development at June 30, 2008 and December 31, 2007, including approximately 900 acres in the U.S., 300 acres in Canada, 100 acres in Mexico and 100 acres in Europe.

Properties Under Development

At June 30, 2008, the Real Estate Business had four minor projects under development: two in Canada and one in each of Mexico and Germany. These projects commenced in the first six months of 2008 and will add an aggregate of 67 thousand square feet of leaseable area to the Real Estate Business' income-producing portfolio. The total anticipated cost of these projects is approximately $12.4 million, of which $6.2 million had been incurred at June 30, 2008.

MI Developments Inc.      2008    25

Loans Receivable from MEC

MEC Bridge Loan

On September 13, 2007, MID announced that the MID Lender had agreed to provide a bridge loan of up to $80.0 million (subsequently increased to $110.0 million as discussed below) to MEC (the "MEC Bridge Loan"). The MEC Bridge Loan, together with an October 2007 private placement of $20.0 million of MEC's Class A Subordinate Voting Stock ("MEC Class A Stock") to Fair Enterprise Limited ("FEL"), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach (the Company's Chairman and the Chairman and Chief Executive Officer of MEC), is intended to provide short-term funding to MEC as it implements its debt elimination plan announced on September 13, 2007 (the "MEC Debt Elimination Plan" — see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan").

The MEC Bridge Loan, initially of up to $80.0 million, has been made available through a non-revolving facility provided by the MID Lender. The MEC Bridge Loan proceeds may only be used by MEC in accordance with the MEC Debt Elimination Plan and are available solely to fund: (i) operations; (ii) payments of principal, interest and costs, fees and expenses due under the MEC Bridge Loan and the Project Financing Facilities; (iii) mandatory payments of interest in connection with permitted debt under the MEC Bridge Loan; (iv) mandatory capital expenditures; and (v) capital expenditures required pursuant to the terms of the joint venture arrangements between MEC and Forest City Enterprises, Inc. ("Forest City") and Caruso Affiliated ("Caruso").

The MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to the London Interbank Offered Rate ("LIBOR") plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0% (set at 16.2% at December 31, 2007). On February 29, 2008, the interest rate on outstanding and subsequent advances under the MEC Bridge Loan was increased by a further 1.0% (set at 14.5% at June 30, 2008).

The sale of MEC assets under the MEC Debt Elimination Plan continues to take longer than originally contemplated, and on May 23, 2008, the maturity date of the MEC Bridge Loan was extended from May 31, 2008 to August 31, 2008. At the same time, the maximum commitment under the MEC Bridge Loan was increased from $80.0 million to $110.0 million, and MEC was given the ability to re-borrow the $21.5 million previously repaid from proceeds of asset sales (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan").

The MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon, Ocala and Thistledown lands, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third party lender). The MEC Bridge Loan is cross-defaulted to all other obligations of MEC and its subsidiaries to the MID Lender, including the MEC Project Financing Facilities.

The MEC Bridge Loan must be repaid with, and the commitment is reduced by, amounts equal to all net proceeds realized by MEC from asset sales and issuances of equity (other than the FEL equity investment) or debt, subject to amounts required to be paid to MEC's existing lenders. Amounts repaid subsequent to the May 2008 amendments cannot be re-borrowed. During the three and six months ended June 30, 2008, $19.8 million and $21.5 million, respectively, of the MEC Bridge Loan was repaid from proceeds of MEC asset sales under the MEC Debt Elimination Plan. At June 30, 2008, $69.4 million was outstanding under the MEC Bridge Loan. Subsequent to quarter-end, $8.5 million was advanced under the MEC Bridge Loan and MEC repaid a further $4.5 million from proceeds of its sale of Great Lakes Downs (see "MAGNA ENTERTAINMENT CORP — MEC Debt Elimination Plan").

MID management expects that MEC will be unable at August 31, 2008 to repay the MEC Bridge Loan. Furthermore, MID management expects that MEC will again need to seek extensions from existing lenders, including MID, and additional funds in the short-term from one or more possible sources, which may include MID. The availability of such extensions and additional funds is not assured and, if available, the terms thereof are not yet determinable (see "SIGNIFICANT EVENTS — MEC Liquidity and Going Concern").

26    MI Developments Inc.      2008

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). In connection with the May 2008 amendments, the MID Lender received a fee of $1.1 million (1% of the increased maximum commitment) on the closing of the amendments and an additional $1.1 million on August 1, 2008 (1% of the then current commitment) given that the reorganization proposal had not been approved by that date. The MID Lender also receives an annual commitment fee equal to 1% of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the MEC Bridge Loan and the May 2008 amendments thereto were paid by MEC. The interest rates and fees reflect MID's assessment (with the benefit of advice from its financial advisors) of the credit risk associated with MEC, taking into consideration, among other things, MEC's revised business plan pursuant to the MEC Debt Elimination Plan and the security package for the MEC Bridge Loan.

MEC Project Financings

The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, the Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, the Palm Meadows Training Center and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches. Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

MI Developments Inc.      2008    27

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan); and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008. In consideration of these amendments and subject to certain conditions, the MID Lender agreed to waive the make-whole payment for any repayments made under the MEC Project Financing Facilities on or prior to May 31, 2008 and adjust the amortization schedule for the Gulfstream Park project financing facility following receipt of the $100.0 million repayment, provided that (i) repayments under the Gulfstream Park project financing facility are first applied to the July 2006 slots tranche, then to the December 2006 slots tranche (for each of which there is no make-whole payment), and then to the original tranche and (ii) no event of default exists under the MEC Project Financing Facilities.

The sale of MEC assets under the MEC Debt Elimination Plan continues to take longer than originally contemplated and, in connection with the May 2008 amendments to the MEC Bridge Loan, the MID Lender also agreed to amend the Gulfstream Park project financing facility by extending the deadline for repayment of at least $100.0 million from May 31, 2008 to August 31, 2008 (during which time any repayments made under either of the MEC Project Financing Facilities will not be subject to a make-whole payment). MID management expects that MEC will be unable to make the required $100.0 million repayment under the Gulfstream Park project financing facility by August 31, 2008 (see "SIGNIFICANT EVENTS — MEC Liquidity and Going Concern").

Since the relevant completion date (or since inception for the July 2006 and December 2006 tranches of the Gulfstream Park project financing facility), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility, for which the interest capitalization period was extended to May 1, 2007). Commencing January 1, 2007 (May 1, 2007 for the December 2006 tranche of the Gulfstream Park project financing facility), the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. During the three and six months ended June 30, 2008, $1.5 million (2007 — $1.2 million) and $1.7 million (2007 — $1.7 million), respectively, of such payments were made. During the three months ended March 31, 2008, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility. Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during the three months ended March 31, 2008.

At June 30, 2008, there were balances of $171.9 million and $26.8 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively.

Each of the amendments to the Gulfstream Park project financing facility was approved by the MID Board of Directors (with Messrs. Stronach and Mills refraining from voting given their positions as directors of MEC at the relevant time) based on, among other things, a recommendation from a Special Committee of independent directors of MID.

The provision of (and amendments to) the MEC Bridge Loan and the amendments to the MEC Project Financing Facilities were reviewed and considered by a Special Committee comprised of independent directors of MID. After considering the recommendation of the Special Committee and its own review and consideration of the MEC Bridge Loan (and amendments thereto) and the amendments to the MEC Project Financing Facilities, the Board unanimously approved the transactions (excluding Mr. Stronach, who did not vote because he is also a director and the Chief Executive Officer of MEC).

28    MI Developments Inc.      2008

MAGNA ENTERTAINMENT CORP.

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Ohio, Oregon and Ebreichsdorf, Austria. In addition, MEC operated a racetrack in Michigan until November 2007 and, under a management agreement, operates a racetrack in Pennsylvania that it previously owned. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages seven thoroughbred racetracks, one standardbred (harness racing) racetrack and two racetracks that run both thoroughbred and quarter horse meets, as well as the simulcast wagering venues at these tracks. Also, MEC previously managed the thoroughbred and standardbred racing at Magna Racino™, but a local operator is now managing meets at that facility. Three of the racetracks owned or operated by MEC (Gulfstream Park, Remington Park and Magna Racino™) include casino operations with alternative gaming machines. In addition, MEC operates off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa, Dubai, Germany, the United Kingdom and Hong Kong, and a European account wagering service known as MagnaBet™.

Under a series of March 2007 agreements with Churchill Downs Incorporated ("CDI"), MEC also owns a 50% interest in a joint venture, TrackNet Media Group, LLC ("TrackNet Media"), a content management company formed for distribution of the full breadth of MEC's and CDI's horseracing content. In addition to making horseracing content available for both MEC and CDI, TrackNet Media also makes such content available for third parties, including racetracks, off-track betting facilities, casinos and advance deposit wagering companies, and purchases horse racing content from third parties to be made available through CDI's and MEC's respective outlets. The TrackNet Media arrangement also involves the exchange by MEC and CDI of their respective horseracing signals such that CDI's racing content is available for wagering through MEC-owned tracks and simulcast-wagering facilities and through MEC's advance deposit wagering platform, XpressBet®, and MEC's racing content is similarly available for wagering through CDI tracks and off-track betting facilities and through CDI-owned advance deposit wagering platforms. A separate joint venture with CDI, "HRTV, LLC", also involves the ownership by each of MEC and CDI of 50% shares in HorseRacing TV® ("HRTV®"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). HRTV® is currently distributed to more than 16 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks to paying subscribers, via private direct to home satellite. MEC also owns AmTote International, Inc. ("AmTote"), a provider of totalisator services to the pari-mutuel industry.

To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a triple-net lease agreement with MID (see "REAL ESTATE BUSINESS — Our Relationship with MEC"), operates an additional thoroughbred training centre situated near San Diego, California. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to its racetracks, MEC's real estate portfolio includes a residential development in Austria. MEC is also working with potential developers and strategic partners on proposals for developing leisure and entertainment and/or retail-based projects on the under-utilized lands surrounding, or adjacent to, certain of MEC's premier racetracks.

MEC and Forest City are the members of a joint venture formed pursuant to a May 2005 Limited Liability Company Agreement. The joint venture contemplates the development of The Village at Gulfstream Park™, a 60-acre master-planned lifestyle destination, which will offer shops, destination retailers, signature restaurants, entertainment options and a residential live/work environment on a portion of the Gulfstream Park property. The groundbreaking for Phase 1 of this project occurred in June 2007. MEC has also entered into definitive operating agreements with certain affiliates of Caruso regarding the proposed mixed use development of approximately 51 acres surrounding Santa Anita Park, though construction has not yet commenced due to a legal challenge from Westfield Corporation ("Westfield"), a developer of a neighbouring parcel. Westfield has challenged the manner in which the entitlement process for such development has proceeded and, on May 16, 2007, commenced civil litigation in the Los Angeles Superior Court in an attempt

MI Developments Inc.      2008    29

to overturn the Arcadia City Council's approval and granting of entitlements related to the construction of The Shops at Santa Anita. In addition, on May 21, 2007, Arcadia First! filed a petition against the City of Arcadia to overturn the entitlements and named MEC and certain of its subsidiaries as parties of interest. The first hearings on the merits of the petitioners' claims were heard in May 2008. On July 23, 2008, the court issued a tentative opinion in favour of the petitioners in part, concluding that eleven parts of the final environmental impact report were deficient. MEC and Caruso are working with the City of Arcadia to determine how to resolve the deficiencies in the final environmental impact report. Accordingly, development efforts may be delayed or suspended.

MEC Debt Elimination Plan

On August 9, 2007, MEC announced that its Board of Directors had approved a number of actions designed to reduce debt and improve profitability. As discussed further below, these initiatives include relinquishing MEC's racing licence in Romulus, Michigan, terminating MEC's development plans for Dixon, California, ceasing horseracing for its own account at Magna Racino™ at the close of the 2007 meet and the listing for sale of certain real estate properties. MEC also announced that it had retained Greenbrook Capital Partners Inc. ("Greenbrook") to conduct a strategic review of its operations. The strategic review was led by Greenbrook's Senior Partner, Mr. Tom Hodgson, a former President and Chief Executive Officer of MEC (from March 2005 to March 2006).

On September 13, 2007, following the strategic review, MEC announced the details of the MEC Debt Elimination Plan, which was designed to eliminate MEC's net debt by December 31, 2008 by generating aggregate proceeds of approximately $600 to $700 million through: (i) the sale of certain real estate, racetracks and other assets; (ii) the sale of, or entering into strategic transactions involving, MEC's other racing, gaming and technology operations; and (iii) a possible future equity issuance by MEC, likely in 2008. These proceeds are to be used to fund MEC's operations and applied to eliminate MEC's net debt, including amounts owed to the MID Lender under the MEC Bridge Loan and the MEC Project Financing Facilities. The MEC Debt Elimination Plan also included the FEL Equity Investment. The closing of the FEL Equity Investment occurred on October 29, 2007, upon which date FEL purchased 8,888,888 shares of MEC Class A Stock at a price per share of $2.25.

Upon completion of Greenbrook's strategic review in September 2007, MEC entered into a consulting agreement with Greenbrook pursuant to which Greenbrook is assisting with the implementation of the MEC Debt Elimination Plan by providing consulting services. Mr. Tom Hodgson is responsible for carrying out Greenbrook's obligations under the consulting agreement, which expires on December 12, 2008 (subject to early termination).

Pursuant to a consulting agreement between MID and MEC, which requires MEC to reimburse MID for its expenses, MID management has also provided assistance to MEC in implementing the MEC Debt Elimination Plan.

Whether the MEC Debt Elimination Plan will be successful is not determinable at this time. To date, MEC has generated aggregate asset sale proceeds under the MEC Debt Elimination Plan of $37.7 million, of which $26.0 million has been used to make repayments under the MEC Bridge Loan. Although MEC continues to take steps to implement its plan, MEC does not expect to execute the MEC Debt Elimination Plan on the originally contemplated time schedule, if at all. Furthermore, MEC has advised MID that, given the potential impact on MEC's financial position of the MID reorganization proposal (see "SIGNIFICANT EVENTS — Reorganization Proposal"), and pending determination of whether it will proceed and an evaluation of any amended terms, MEC is in the process of reconsidering whether to sell certain of the assets originally identified for disposition under the MEC Debt Elimination Plan.

MEC initially announced its intention to sell real estate properties situated in the following locations: Dixon, California; Ocala, Florida; Porter, New York; Aventura and Hallandale, Florida, both adjacent to Gulfstream Park; Anne Arundel County, Maryland, adjacent to Laurel Park; and Ebreichsdorf, Austria, adjacent to the Magna Racino™. The Porter, New York and Ebreichsdorf, Austria properties have been sold, with MEC using the net sales proceeds to repay debt, including an aggregate of $21.5 million of repayments under the MEC Bridge Loan. MEC is marketing the Dixon property for sale and has listed it with a real estate broker. The real

30    MI Developments Inc.      2008

estate market in which the Dixon, California property is located has worsened considerably since MEC listed the property for sale. As a result of this continued deterioration of the Northern California real estate market, MEC recorded a write-down of $5.0 million in the first quarter of 2008 related to this property, which represented the excess of the carrying value of the asset over the estimated net realizable value. MEC is marketing the Ocala, Florida real estate property for sale and is in negotiations with a potential buyer. MEC does not currently have the Aventura and Hallandale, Florida or the Anne Arundel County, Maryland properties listed for sale.

MEC has also announced that it intends to explore selling its membership interests in the mixed-use developments at its Gulfstream Park racetrack in Florida and Santa Anita Park racetrack in California that it is pursuing under joint venture arrangements with Forest City and Caruso.

As part of the MEC Debt Elimination Plan, MEC announced its intention to sell the following racetracks: Great Lakes Downs in Michigan; Remington Park, a horseracing and gaming facility located in Oklahoma City; Thistledown in Ohio; and its interest in Portland Meadows in Oregon. In July 2008, MEC completed the sale of Great Lakes Downs for net proceeds of $4.5 million, which were used to partially repay the MEC Bridge Loan. In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain assets and in October 2007, the U.S. investment bank began marketing Remington Park and Thistledown for sale. However, MEC has since taken over the sales process from the U.S. investment bank and is currently in discussions with potential buyers of these assets. In March 2008, MEC initiated a program to locate potential buyers for Magna Racino™ and has begun marketing the assets for sale through a real estate agent. In November 2007, MEC initiated a program to locate a buyer and is currently in discussions with potential buyers for this asset. In June 2003, the Oregon Racing Commission (the "ORC") adopted regulations that permitted wagering through instant racing terminals as a form of pari-mutuel wagering at Portland Meadows. In September 2006, the ORC granted a request by Portland Meadows to offer instant racing under its 2006-2007 race meet licence. In June 2007, the ORC, acting under the advice of the Oregon Attorney General, temporarily suspended and began proceedings to repeal the instant racing regulations. In September 2007, the ORC denied a request by Portland Meadows to offer instant racing under its 2007-2008 race meet licence. In response to this denial, MEC requested the holding of a contested case hearing, which took place in January 2008. On February 27, 2008, the Administrative Law Judge issued a proposed order that supported the installation and operation of instant racing machines at Portland Meadows. However, on April 25, 2008, the ORC issued an order rejecting that recommendation. Based primarily on the ORC's order to reject the recommendation, MEC recorded a write-down of long-lived assets of $3.1 million in the first quarter of 2008 relating to the instant racing terminals and the build-out of the instant racing facility. In May 2008, MEC filed a petition with the Oregon Court of Appeal for judicial review of the order of the ORC and a decision is expected later in 2008.

As part of the MEC Debt Elimination Plan, MEC also announced that it intends to explore other strategic transactions involving other racing, gaming and technology operations. These potential transactions may include: partnerships or joint ventures in respect of the existing gaming facility at Gulfstream Park; partnerships or joint ventures in respect of potential alternative gaming operations at other MEC racetracks that currently do not have gaming operations; and transactions involving MEC's technology operations, which may include one or more of the assets that comprise MEC's PariMax business.

The original MEC Debt Elimination Plan did not contemplate the sale of MEC's Austrian assets (except for the excess real estate in Ebreichsdorf discussed above). However, in the first quarter of 2008, MEC committed to a plan to sell certain Austrian assets including Magna Racino™ and other lands in the Ebreichsdorf, Austria and certain excess lands located in Oberwaltersdorf, Austria. MEC has initiated a program to sell these Austrian assets and has engaged a sales agent to market these properties. MEC recognized a write-down of long-lived assets of 18.8 million euros ($29.2 million) in the first quarter of 2008 in relation to these Austrian assets, which represents the excess of the carrying value of the assets over the estimated net realizable value.

MI Developments Inc.      2008    31

The real estate properties located in Dixon, California, Ocala, Florida and Oberwaltersdorf, Austria have been classified as MEC's "assets held for sale" at June 30, 2008. The operations of Remington Park, Thistledown, Portland Meadows, Magna Racino™ and Great Lakes Downs, have been presented as MEC's "discontinued operations" at June 30, 2008, given that all of these operations met the criteria under GAAP for classification as "discontinued operations" at June 30, 2008. Comparative periods presented have been restated to reflect the results of these assets held for sale and discontinued operations on a consistent basis.

MEC Results of Operations — Three Months Ended June 30, 2008

Basis of Presentation

The following discussion is based on MEC's results of operations included in the Company's consolidated statements of income for the three months ended June 30, 2008 and 2007.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Revenues

Live race days are a significant factor in the operating and financial performance of MEC's racing business. Another significant factor is the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on MEC's racetrack revenues. Such factors include, but are not limited to: attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities; activity through MEC's XpressBet® and MagnaBet™ systems; the number of races conducted at MEC's racetracks and at racetracks whose signals MEC imports; the average field size per race; MEC's ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

In the three months ended June 30, 2008, MEC operated its racetracks classified as continuing operations for 204 live race days, which is 13 fewer live race days than in the three months ended June 30, 2007. As discussed further below, reductions in live race days at Golden Gate Fields and The Meadows contributed to this decrease from the prior year period.

32    MI Developments Inc.      2008

Set forth in the following table is a schedule of MEC's actual live race days by racetrack for the first two quarters and awarded live race days for the remainder of 2008 with a comparison to 2007.

	Q1 2008	Q1 2007	Q2 2008	Q2 2007	YTD 2008	YTD 2007	Awarded Q3 2008	Q3 2007	Awarded Q4 2008	Q4 2007	Total 2008(1)	Total 2007
Continuing Operations Racetracks
Santa Anita Park(2)	57	65	15	15	72	80	—	—	5	5	77	85
Gulfstream Park	74	73	15	15	89	88	—	—	—	—	89	88
Golden Gate Fields	25	26	30	35	55	61	10	—	62	37	127	98
Laurel Park(3)	51	63	8	8	59	71	26	26	59	51	144	148
Lone Star Park	—	—	49	49	49	49	18	18	29	32	96	99
Pimlico Race Course(3)	—	—	31	31	31	31	—	—	—	—	31	31
The Meadows	49	62	56	64	105	126	60	30	50	49	215	205

	256	289	204	217	460	506	114	74	205	174	779	754

Discontinued Operations Racetracks
Thistledown	—	—	44	54	44	54	66	54	1	28	111	136
Remington Park	14	14	36	36	50	50	24	36	43	33	117	119
Portland Meadows	27	30	—	11	27	41	—	—	34	34	61	75
Great Lakes Downs	—	—	—	27	—	27	—	51	—	20	—	98
Magna Racino TM(4)	—	2	7	9	7	11	4	9	3	5	14	25

	41	46	87	137	128	183	94	150	81	120	303	453

Total	297	335	291	354	588	689	208	224	286	294	1,082	1,207

(1)
Includes actual live race days for the first two quarters of 2008 and awarded live race days for the remainder of 2008.

(2)
Excludes The Oak Tree Meet, which runs primarily in the fourth quarter and is hosted by the Oak Tree Racing Association at Santa Anita Park. The Oak Tree Meet is scheduled to operate for 26 days in 2008 compared to 31 days in 2007.

(3)
The Maryland Jockey Club ("MJC") consists of Laurel Park and Pimlico Race Course.

(4)
In 2008, a local operator is managing the live race meet at Magna Racino™ for its own account.

MEC's total revenues for the second quarter of 2008 were $167.4 million, including $164.0 million from racing and gaming operations and $3.4 million from other operations. This compares to revenues of $168.0 million in the second quarter of 2007, which includes $167.0 million from racing and gaming operations and $1.0 million from other operations.

The revenue decrease of 2% in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's Maryland operations being $4.4 million lower than in the prior year period, primarily due to lower handle and wagering on the 2008 Preakness® and lower average daily attendance and handle at both Laurel Park and Pimlico;

•
revenues in MEC's California operations being $4.0 million lower than in the prior year period, primarily due to five fewer live race days at Golden Gate Fields with a change in the racing calendar, which shifted live race days to the third and fourth quarters of 2008, partially offset by increased revenues at Santa Anita Park from increased special events and facility rentals; and

•
revenues in MEC's Northern U.S. operations being $1.2 million lower than in the prior year period, primarily due to eight fewer live race days at The Meadows;

partially offset by:

•
revenues in MEC's Florida operations being $5.5 million higher than in the prior year period, primarily due to the offering of simulcasting after the live race meet ended, which was not available in the prior year period, and increased slot revenues; and

MI Developments Inc.      2008    33

•
a $1.6 million reduction in intercompany revenue eliminations as a result of lower wagering activity during the current year period.

The increase in revenues from other operations in the second quarter of 2008 compared to the prior year period is primarily due to increased housing unit sales at MEC's European residential housing development.

Purses, Awards and Other

Purses, awards and other expenses increased marginally by 1% to $73.2 million in the second quarter of 2008 from $72.3 million in the second quarter of 2007. As a percentage of gross wagering and gaming revenues, purses, awards and other expenses increased from 59% in the second quarter of 2007 to 61% in the second quarter of 2008, primarily due to reduced pari-mutuel wagering revenues.

Operating Costs

Operating costs principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licence fees, insurance premiums and predevelopment costs.

Operating costs decreased by 1% to $73.4 million in the second quarter of 2008 compared to $74.0 million in the prior year period, primarily due to:

•
a $2.2 million decrease in costs in MEC's PariMax operations, primarily due to cost reduction initiatives at AmTote; and

•
a $1.1 million decrease in costs in MEC's Florida operations, primarily due to cost reduction initiatives;

partially offset by:

•
a $0.9 million increase in costs in MEC's California operations, primarily due to costs associated with increased special events at Santa Anita Park;

•
a $0.9 million increase in costs in MEC's Maryland operations, primarily due to an increase in marketing costs related to the 2008 Preakness®;

•
a $0.4 million increase in costs associated with the increased housing unit sales at MEC's European residential housing development; and

•
a $0.2 million increase in predevelopment costs, driven primarily by costs incurred in the second quarter of 2008 in the amounts of $0.6 million for legal costs relating to the protection of MEC's content distribution rights and $0.2 million to evaluate the sale of certain assets under the MEC Debt Elimination Plan, compared to costs incurred in the second quarter of 2007 in the amounts of $0.3 million to evaluate financing alternatives, $0.2 million related to MEC's unsuccessful campaign for voter approval of a proposed Dixon Downs development and $0.1 million for developmental initiatives undertaken to enhance MEC's racing operations.

As a percentage of total revenues, operating costs remained consistent at 44% in the second quarters of 2008 and 2007.

General and Administrative Expenses

MEC's general and administrative expenses decreased by 13%, to $15.5 million in the second quarter of 2008 compared to $17.8 million in the second quarter of 2007. The decrease is primarily attributable to several of MEC's racetracks incurring lower general and administrative expenses as a result of cost reduction initiatives. As a percentage of total revenues, general and administrative expenses decreased from 11% in the second quarter of 2007 to 9% in the second quarter of 2008.

34    MI Developments Inc.      2008

Depreciation and Amortization Expense

Depreciation and amortization increased by $2.2 million, or 24%, from $8.9 million in the second quarter of 2007 to $11.1 million in the second quarter of 2008, primarily due to increased depreciation (i) on phase two of the slots facility at Gulfstream Park, (ii) on AmTote's fixed assets as a result of new totalisator equipment being placed into service under new contract arrangements and (iii) at Santa Anita Park and Golden Gate Fields with the installation of new synthetic racing surfaces in the fall of 2007.

Interest Expense, Net

MEC's net interest expense increased by $5.4 million, or 45%, to $17.2 million in the second quarter of 2008 compared to $11.8 million in the second quarter of 2007. The increase in net interest expense is primarily attributable to increased amounts outstanding under the MEC Bridge Loan and the Gulfstream Park project financing facility.

Gain on Disposal of Real Estate

During the second quarter of 2008, MEC recognized a gain of $24.3 million on the sale of 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna for a purchase price of 20.0 million euros ($31.5 million), net of transaction costs (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"). During the second quarter of 2007, MEC recognized a gain of $17.6 million on the sale of its interests and rights in a 205 acre parcel of land located in Bonsall, California to MID, in return for cash consideration of approximately $24.0 million (see "REAL ESTATE BUSINESS — Our Relationship with MEC").

Other Losses

"Other losses" reported under the MEC segment for the second quarter of 2008 represent a dilution loss recorded by the Company in association with shares of MEC Class A Stock issued in the second quarter pursuant to stock-based compensation arrangements. See "MID CONSOLIDATED RESULTS OF OPERATIONS — Three Months Ended June 30, 2008 — Other Losses" for further details.

Income Taxes

MEC recorded an income tax expense of $0.5 million on income before dilution losses, income taxes and minority interest of $1.3 million for the second quarter of 2008 compared to an income tax expense of $4.0 million on MEC's income before income taxes and minority interest of $0.8 million in the second quarter of 2007. The income tax expense in the three months ended June 30, 2008 primarily represents valuation allowances recorded against future tax assets in certain U.S. operations that, effective January 1, 2008, are included in MEC's consolidated U.S. income tax return. The income tax expense in the second quarter of 2007 primarily relates to certain U.S. operations that were not included in MEC's U.S. consolidated income tax return.

Discontinued Operations

Discontinued operations for the second quarters of 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows, Great Lakes Downs and Magna Racino™ (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan"). As disclosed in note 4 to the unaudited interim consolidated financial statements, MEC had income before minority interest from discontinued operations of $1.7 million in the second quarter of 2008 compared to a loss before minority interest from discontinued operations of $3.1 million in the second quarter of 2007. The Company recognized a minority interest expense of $0.8 million for discontinued operations in the second quarter of 2008 compared to a $1.3 million recovery in the second quarter of 2007, resulting in income from discontinued operations of $0.9 million in the second quarter of 2008 compared to a loss of $1.8 million in the second quarter of 2007.

MI Developments Inc.      2008    35

Net Income

MEC had net income of $1.0 million in the second quarter of 2008 compared to net income of $3.7 million in the second quarter of 2007. These results include dilution losses included in "other losses" and the minority interest impact as discussed later in the MD&A under "MID CONSOLIDATED RESULTS OF OPERATIONS — Three Months Ended June 30, 2008". Excluding MEC's disposal gains, other losses and discontinued operations, the $11.7 million decrease in net income is the result of a $6.2 million increase in operating loss and a $9.0 million increase in the minority interest expense, partially offset by a $3.5 million reduction in income tax expense.

MEC Results of Operations — Six Months Ended June 30, 2008

Basis of Presentation

The following discussion is based on MEC's results of operations included in the Company's consolidated statements of income (loss) for the six months ended June 30, 2008 and 2007.

Revenues

In the six months ended June 30, 2008, MEC operated its racetracks classified as continuing operations for 460 live race days, which is 46 fewer live race days than in the six months ended June 30, 2007. As discussed further below, reductions in live race days at Santa Anita Park, Golden Gate Fields, MJC and The Meadows contributed to this decrease from the prior year period. MEC's total revenues for the first six months of 2008 were $398.2 million, including $392.7 million from racing and gaming operations and $5.5 million from other operations. This compares to revenues of $422.2 million in the first six months of 2008, which include $419.3 million from racing operations and $2.9 million from other operations.

The revenue decrease of $26.6 million, or 6%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's California operations being $21.2 million lower than in the prior year period, primarily due to the net loss of eight live race days at Santa Anita Park due to heavy rain and track drainage issues with the new synthetic racing surface that was installed in the fall of 2007. Accordingly, attendance declined in January and February 2008 resulting in lower wagering activity in the current year period. In addition, Golden Gate Fields ran six fewer live race days in the six months ended June 30, 2008 compared to the prior year period;

•
revenues in MEC's Maryland operations being $7.9 million lower than in the prior year period, primarily due to 12 fewer live race days, lower handle and wagering on the 2008 Preakness® and lower average daily attendance and handle at both Laurel Park and Pimlico; and

•
revenues in MEC's Northern U.S. operations being $2.4 million lower than in the prior year period, primarily due to 21 fewer live race days at The Meadows;

partially offset by revenues in MEC's Florida operations being $4.0 million higher than in the prior year period, primarily due to the offering of simulcasting after the live race meet ended, which was not available in the prior year period, and increased slot revenues.

The $2.6 million increase in revenues from other operations in the first six months of 2008 compared to the prior year period is primarily due to increased sales of housing units at MEC's European residential development.

Purses, Awards and Other

Purses, awards and other expenses decreased by $13.7 million, or 7%, to $195.3 million in the first six months of 2008 from $209.0 million in the first six months of 2007, primarily due to decreased wagering at Santa Anita Park, MJC, Golden Gate Fields and The Meadows for reasons discussed previously. As a percentage of gross wagering and gaming revenues, purses, awards and other expenses remained consistent at 62% in the first six months of 2008 and 2007.

36    MI Developments Inc.      2008

Operating Costs

Operating costs decreased by $3.3 million, or 2%, to $148.8 million in the first six months of 2008 compared to $152.1 million in the prior year period, primarily due to:

•
a $1.7 million decrease in costs in MEC's California operations, primarily due to fewer live race days at both Santa Anita Park and Golden Gate Fields;

•
a $0.5 million decrease in costs in MEC's corporate and other operations as a result of cost reduction initiatives; and

•
a decrease in the proportion of PariMax operating costs included in MEC's results of operations, primarily due to the formation of the HRTV LLC joint venture in April 2007 with CDI (see "MAGNA ENTERTAINMENT CORP.") as well as cost reductions at AmTote as a result of a reduction in revenues, partially offset by increased marketing costs at XpressBet®;

partially offset by a $0.8 million increase in costs in MEC's Maryland operations, primarily due to an increase in marketing costs related to the 2008 Preakness®.

Operating costs also include $1.4 million of predevelopment costs in each of the six-month periods ending June 30, 2008 and 2007. As a percentage of total revenues, operating costs increased from 36% in the first six months of 2007 to 37% in the first six months of 2008, primarily due to the reduction in revenues discussed previously.

General and Administrative Expenses

MEC's general and administrative expenses decreased by 8% to $30.1 million in the first six months of 2008 compared to $32.6 million in the first six months of 2007. The decrease is primarily attributable to several of MEC's racetracks incurring lower general and administrative expenses as a result of cost reduction initiatives. As a percentage of total revenues, general and administrative expenses remained consistent at 8% in the first six months of 2008 and 2007.

Depreciation and Amortization Expense

Depreciation and amortization increased by 26% from $17.5 million in the first six months of 2007 to $22.0 million in the first six months of 2008, primarily due to increased depreciation (i) on phase two of the slots facility at Gulfstream Park, (ii) on AmTote's fixed assets as a result of new totalisator equipment being placed into service under new contract arrangements and (iii) at Santa Anita Park and Golden Gate Fields with the installation of new synthetic racing surfaces in the fall of 2007.

Interest Expense, Net

MEC's net interest expense increased by $10.1 million, or 42%, to $33.9 million in the first six months of 2008 compared to $23.8 million in the first six months of 2007. The increase in net interest expense is primarily attributable to increased amounts outstanding under the MEC Bridge Loan and the Gulfstream Park project financing facility and $0.4 million less of capitalized interest, as no interest was capitalized in the first six months of 2008.

Write-down of Long-lived Assets

During the first quarter of 2008, MEC recognized a non-cash impairment charge of $5.0 million in connection with the real estate in Dixon, California (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan").

MI Developments Inc.      2008    37

Gain on Disposal of Real Estate

As discussed previously, during the second quarter of 2008, MEC recognized a gain of $24.3 million on the sale of excess real estate to a subsidiary of Magna. During the first six months of 2007, MEC recognized a gain of $48.7 million on the sale of its interests and rights in three real estate properties to MID, in return for cash consideration of approximately $79.0 million (see "REAL ESTATE BUSINESS — Our Relationship with MEC").

Other Gains, Net

On closing of the sale of The Meadows in November 2006, MEC deferred $5.6 million of the transaction gain related to the estimated future operating losses over the term of the racing services agreement that MEC entered into simultaneously with the closing of the sale transaction. Effective January 1, 2008, The Meadows entered into a new operating agreement with the local horsemen that MEC management expects will reduce the operating losses at The Meadows over the term of the new horsemen's agreement that expires on December 31, 2009. Accordingly, the revised estimate of operating losses over the remaining term of the racing service agreement resulted in $2.0 million of previously deferred gains being recognized in MEC's "other gains, net" for the first quarter of 2008. "Other gains, net" reported under the MEC segment for the first six months of 2008 is a $0.4 million dilution loss (2007 — nominal dilution gain) recorded by the Company in association with shares of MEC Class A Stock issued pursuant to stock-based compensation arrangements. See "MID CONSOLIDATED RESULTS OF OPERATIONS — Six Months Ended June 30, 2008 — Other Losses" for further details.

Income Taxes

MEC recorded an income tax expense of $2.3 million on a loss before dilution losses, income taxes and minority interest of $10.5 million for the first six months of 2008 compared to an income tax expense of $1.4 million on MEC's income before dilution gains, income taxes and minority interest of $35.9 million in the first six months of 2007. The income tax expense in the six months ended June 30, 2008 primarily represents valuation allowances recorded against future tax assets in certain U.S. operations that, effective January 1, 2008, are included in MEC's consolidated U.S. income tax return. The income tax expense in the first six months of 2007 primarily relates to certain U.S. operations that were not included in MEC's U.S. consolidated income tax return. The income tax expense for the first six months of 2007 is also net of a $1.3 million recovery resulting from the de-recognition of certain future tax liabilities associated with MEC's interest and rights in two real estate properties sold to MID in the first quarter of 2007 (see "REAL ESTATE BUSINESS — Our Relationship with MEC").

Discontinued Operations

Discontinued operations for the first six months of 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows, Great Lakes Downs and Magna Racino™ (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan"). As disclosed in note 4 to the unaudited interim consolidated financial statements, MEC had a loss before minority interest from discontinued operations of $31.8 million in the first six months of 2008 compared to a loss before minority interest from discontinued operations of $6.3 million in the first six months of 2007. MEC's loss from discontinued operations for the first six months of 2008 includes a $32.3 million write-down of long-lived assets in the first quarter related to Magna Racino™ ($29.2 million) and Portland Meadows ($3.1 million) as discussed further under the heading of "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan". The Company recognized a minority interest recovery of $14.7 million for discontinued operations in the first six months of 2008 compared to a $2.6 million recovery in the first six months of 2007, resulting in a loss from discontinued operations of $17.1 million in the first six months of 2008 compared to a loss of $3.7 million in the first quarter of 2007.

38    MI Developments Inc.      2008

Net Income (Loss)

MEC had a net loss of $24.4 million in the first six months of 2008 compared to net income of $37.3 million in the first six months of 2007. These results include dilution gains and losses and the minority interest impact as detailed later in the MD&A under "MID CONSOLIDATED RESULTS OF OPERATIONS — Six Months Ended June 30, 2008". Excluding MEC's write-down of long-lived assets, disposal gains, other net gains and discontinued operations, the $20.6 million increase in net loss is the result of a $19.1 million increase in operating loss, a $1.0 million increase in income tax expense and a $0.5 million reduction in the minority interest recovery.

MEC Statement of Cash Flows

Cash Used in Operating Activities

MEC used $2.9 million of cash from operations before changes in non-cash balances in the first six months of 2008 compared to $2.0 million of cash generated in the first six months of 2007. The $4.8 million decrease in cash generated is due to the $48.3 million reduction in income from continuing operations being driven by a $43.5 million reduction in the net contribution to income from non-cash items (see note 15 to the unaudited interim consolidated financial statements).

In the first six months of 2008, changes in non-cash balances used $20.3 million of cash compared to $16.4 million in the prior year period (see note 15 to the unaudited interim consolidated financial statements).

Cash Provided by Investing Activities

During the first six months of 2008, MEC generated $33.0 million ($31.5 million in the second quarter) of cash from the disposal of real estate properties and fixed assets, while $24.1 million ($11.1 million in the second quarter) was spent on real estate property and fixed asset additions, including $2.8 million ($0.7 million in the second quarter) on equipment terminals at AmTote primarily related to new totalisator service contracts, $2.5 million (all in the first quarter) on the installation of synthetic racing surfaces, primarily at Santa Anita Park, $2.0 million ($0.5 million in the second quarter) on the Gulfstream Park redevelopment, $1.5 million (all in the first quarter) on the Gulfstream Park casino facilities, $3.3 million ($2.1 million in the second quarter) on capital improvements and $12.0 million ($7.8 million in the second quarter) on expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and PariMax operations. MEC also spent $1.1 million ($0.4 million in the second quarter) on other asset additions.

Cash Provided by Financing Activities

During the first six months of 2008, MEC generated $59.3 million ($34.8 million in the second quarter) of cash from the issuance of debt, including advances from the MID Lender of $50.2 million ($31.6 million in the second quarter), net of related costs, under the MEC Bridge Loan and $0.7 million ($0.2 million in the second quarter) under the December 2006 slots tranche of the Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable from MEC"). These cash inflows were partially offset by a net reduction in bank indebtedness of $2.0 million ($2.5 million in the second quarter) and the repayment of $31.3 million ($25.9 million in the second quarter) of long-term debt, including $21.5 million ($19.7 million in the second quarter) under the MEC Bridge Loan from net proceeds from assets sales and $0.9 million ($0.5 million in the second quarter) under the Gulfstream Park project financing facility.

MI Developments Inc.      2008    39

MID CONSOLIDATED RESULTS OF OPERATIONS

The following discussions relate to the consolidated operating results for the Company, which is comprised of its Real Estate Business and its controlling interest in MEC, for the three and six months ended June 30, 2008. For a more detailed discussion of the operating results of the Real Estate Business and MEC, please refer to the discussion under the headings "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended June 30, 2008", "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Six Months Ended June 30, 2008", "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended June 30, 2008", and "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Six Months Ended June 30, 2008".

Three Months Ended June 30, 2008

Revenues

Consolidated revenues in the second quarter of 2008 increased by 2% to $214.0 million compared to $209.0 million in the prior year period. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $5.7 million, or 14%, in the second quarter of 2008 compared to the prior year period, primarily as a result of contractual rent increases and the impact of changes in foreign exchange rates. MEC's revenues decreased marginally by $0.6 million in the second quarter of 2008 compared to the prior year period.

Operating Costs and Expenses

Consolidated operating costs and expenses increased by $4.2 million, or 2%, compared to the prior year period to $205.9 million in the second quarter of 2008. Operating costs and expenses in the Real Estate Business increased to $24.2 million in the second quarter of 2008 compared to $21.2 million in the second quarter of 2007, due to (i) increases previously discussed of $0.7 million in each of general and administrative expenses and net interest expense and $1.1 million in depreciation and amortization and (ii) a $0.5 million write-down of long-lived assets.

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan and the Gulfstream Park project financing facility) increased to $181.7 million in the second quarter of 2008 compared to $180.4 million in the second quarter of 2007 due to increases of $0.9 million in purses, awards and other costs, $2.1 million in depreciation and amortization and $1.1 million in net interest expense, partially offset by reductions of $0.5 million in operating costs and $2.3 million in general and administrative expenses.

The elimination of the effects of transactions between the Real Estate Business and MEC (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" and "REAL ESTATE BUSINESS — Our Relationship with MEC") from the consolidated results of operations resulted in $0.1 million of additional operating costs and expenses in the second quarter of 2008 compared to $0.2 million in the second quarter of 2007.

Gain on Disposal of Real Estate

As discussed previously, MEC recognized a gain of $24.3 million in the second quarter of 2008 on the sale of excess real estate to a subsidiary of Magna and the Real Estate Business realized a gain of $1.4 million in the second quarter of 2007 on the disposal of an income-producing property.

Other Losses

During the second quarter of 2008, the Company recorded $0.5 million of other losses, including (i) a $0.1 million currency translation loss recognized by the Real Estate Business and (ii) a $0.4 million dilution loss recorded by the Company in relation to its investment in MEC as a result of MEC's issuance of approximately 434 thousand shares (before adjustment for the July 2008 MEC stock consolidation — see "LIQUIDITY AND CAPITAL RESOURCES — MEC") of MEC Class A Stock pursuant to stock-based compensation arrangements.

40    MI Developments Inc.      2008

Income Taxes

The Company recorded an income tax expense of $5.2 million in the second quarter of 2008 against $31.9 million of income from continuing operations before income taxes and minority interest. By comparison, the Company recorded an income tax expense of $8.7 million in the second quarter of 2007 against $8.6 million of income from continuing operations before income taxes and minority interest. To better understand the Company's income taxes, see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended June 30, 2008 — Income Taxes" and "Magna Entertainment Corp. — MEC Results of Operations — Three Months Ended June 30, 2008 — Income Taxes".

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in an expense of $0.4 million in the second quarter of 2008 compared to a recovery of $8.6 million in the second quarter of 2007. The $9.0 million increase in the minority interest expense is due primarily to the $21.6 million increase in MEC's income from continuing operations before dilution losses and minority interest (excluding gains on disposal of real estate to the Real Estate Business in the second quarter of 2007, which are not subject to a minority interest adjustment) in the second quarter of 2008 compared to the prior year period.

Discontinued Operations

As discussed previously, MEC had $0.9 million of income from discontinued operations in the second quarter of 2008 compared to a loss of $1.8 million in the second quarter of 2007 (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended June 30, 2008 — Discontinued Operations"). Including the impact of eliminating the transactions between the Real Estate Business and MEC's discontinued operations, the consolidated income from discontinued operations is $1.7 million for the second quarter of 2008 compared to a loss of $1.0 million for the second quarter of 2007.

Net Income

The Company had net income of $28.0 million in the second quarter of 2008 compared to $7.5 million in the second quarter of 2007. The $20.5 million increase in net income is comprised of (i) the $4.8 million increase in the Real Estate Business' net income and (ii) the $0.8 million increase to consolidated net income in the second quarter of 2008 relating to the impact of eliminating the transactions between the Real Estate Business and MEC, compared to a $17.6 million reduction to consolidated net income in the second quarter of 2007, partially offset by a $2.7 million reduction in MEC's net income.

Six Months Ended June 30, 2008

Revenues

Consolidated revenues in the first six months of 2008 decreased by $12.3 million, or 2%, to $490.8 million compared to $503.1 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $11.7 million or 14% in the first six months of 2008 compared to the prior year period, primarily as a result of contractual rent increases and the impact of changes in foreign exchange rates. MEC's revenues decreased by $24.0 million, or 6%, in the first six months of 2008 compared to the prior year period, primarily due to an aggregate 47 fewer live race days at Santa Anita Park, Golden Gate Fields, MJC and The Meadows.

Operating Costs and Expenses

Consolidated operating costs and expenses decreased by $5.0 million, or 1%, to $460.7 million in the first six months of 2008 from $465.7 million in the prior year period. Operating costs and expenses in the Real Estate Business increased to $42.7 million in the six months ended June 30, 2008 compared to $37.4 million in the first six months of 2007, due to (i) increases discussed previously of $0.7 million in general and administrative expenses, $2.2 million in depreciation and amortization and $1.9 million in net interest expense and (ii) a $0.5 million write-down of long-lived assets.

MI Developments Inc.      2008    41

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan and the Gulfstream Park project financing facility) decreased to $417.8 million in the first six months of 2008 compared to $426.3 million in the first six months of 2007 due to reductions of $13.7 million in purses, awards and other costs, $3.3 million in operating costs and $2.7 million in general and administrative expenses, partially offset by increases of $1.7 million in net interest expense and $4.5 million in depreciation and amortization and a $5.0 million write-down of long-lived assets.

The elimination of the effects of transactions between the Real Estate Business and MEC (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" and "REAL ESTATE BUSINESS — Our Relationship with MEC") from the consolidated results of operations resulted in $0.2 million of additional operating costs and expenses in the first six months of 2008 compared to $2.1 million in the second quarter of 2007.

Gain on Disposal of Real Estate

As discussed previously, MEC recognized a gain of $24.3 million in the second quarter of 2008 on the sale of excess real estate to a subsidiary of Magna and the Real Estate Business realized a gain of $1.4 million in the first six months of 2007 on the sale of two income-producing properties.

Other Gains, Net

During the first six months of 2008, the Company recorded $5.4 million of other net gains, including (i) a $3.9 million gain in the first quarter of 2008 resulting from the early termination of a lease with Magna, (ii) a $0.1 million currency translation loss recognized by the Real Estate Business, (iii) $2.0 million of previously deferred gains in relation to MEC's sale of The Meadows in November 2007 being recognized into income and (iv) a $0.4 million dilution loss recorded by the Company in relation to its investment in MEC as a result of MEC's issuance of approximately 434 thousand shares (before adjustment for the July 2008 MEC stock consolidation — see "LIQUIDITY AND CAPITAL RESOURCES — MEC") of MEC Class A Stock pursuant to stock-based compensation arrangements.

Income Taxes

The Company recorded an income tax expense of $15.5 million in the first six months of 2008 against $59.8 million of income from continuing operations before income taxes and minority interest. By comparison, the Company recorded an income tax expense of $13.0 million in the first six months of 2007 against $39.5 million of income from continuing operations before income taxes and minority interest. To better understand the Company's income taxes, see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Six Months Ended June 30, 2008 — Income Taxes" and "Magna Entertainment Corp. — MEC Results of Operations — Six Months Ended June 30, 2008 — Income Taxes".

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $6.0 million in the first six months of 2008 compared to $6.5 million in the first six months of 2007. The $0.5 million reduction in the minority interest recovery is due to (i) the $2.6 million reduction in MEC's loss from continuing operations before dilution gains and losses and minority interest (excluding gains on disposal of real estate (and related taxes) to the Real Estate Business in the first six months of 2007, which are not subject to a minority interest adjustment) in the second quarter of 2008 compared to the prior year period and (ii) an increase in the minority interest's ownership percentage of MEC to 46% in the first six months of 2008 compared to 42% in the second quarter of 2007, primarily due to the FEL Equity Investment in October 2007 (see "Magna Entertainment Corp. — MEC Debt Elimination Plan").

42    MI Developments Inc.      2008

Discontinued Operations

As discussed previously, MEC had a $17.1 million loss from discontinued operations in the first six months of 2008 compared to $3.7 million in the first six months of 2007 (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Six Months Ended June 30, 2008 — Discontinued Operations"). Including the impact of eliminating the transactions between the Real Estate Business and MEC's discontinued operations, the consolidated loss from discontinued operations is $15.6 million for the first six months of 2008 compared to $2.0 million for the first six months of 2007.

Net Income

The Company had net income of $34.6 million in the first six months of 2008 compared to $30.8 million in the first six months of 2007. The increase in net income is comprised of (i) the $12.1 million increase in the Real Estate Business' net income and (ii) the $1.8 million increase to consolidated net income in the second quarter of 2008, relating to the impact of eliminating the transactions between the Real Estate Business and MEC, compared to a $51.6 million reduction to consolidated net income in the second quarter of 2007, partially offset by the $61.7 million increase in MEC's net loss.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The outstanding long-term debt in the Real Estate Business at June 30, 2008 was $265.5 million, which is comprised of $258.8 million of the Debentures and $6.7 million of mortgages payable on two properties.

At June 30, 2008, the Real Estate Business' debt to total capitalization ratio was 14%. Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities and that the Real Estate Business' cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

The Real Estate Business generated funds from operations of $82.9 million in the first six months of 2008 and at June 30, 2008 had cash and cash equivalents of $147.2 million and shareholders' equity of $1.7 billion. At June 30, 2008, the Real Estate Business was in compliance with all of its debt agreements and related covenants.

MEC

For details of the MEC Bridge Loan and the MEC Project Financings, see "REAL ESTATE BUSINESS — Loans Receivable From MEC".

During the first six months of 2008, the MEC Credit Facility maturity date was extended from March 31, 2008 to July 30, 2008 (subject to certain acceleration provisions that are no longer applicable). The maturity date was further extended to August 15, 2008 subsequent to quarter-end. Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit, each bearing interest at the U.S. base rate plus 5% or LIBOR plus 6.0%. Loans under the MEC Credit Facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At June 30, 2008, MEC had borrowed $36.5 million under the MEC Credit Facility and had issued letters of credit totalling $3.4 million, such that $0.1 million was unused and available.

At December 31, 2007, MEC's wholly-owned subsidiary AmTote had three financing arrangements with a U.S. financial institution: (i) a $3.0 million revolving credit facility to finance working capital requirements (the "AmTote Credit Facility"), (ii) a $4.2 million term loan (the "AmTote Term Loan") and (iii) a term loan of up to $10.0 million to finance up to 80% of eligible capital costs related to tote service contracts (the "AmTote Equipment Term Loan"). The AmTote Credit Facility, AmTote Term Loan and AmTote Equipment Term Loan were scheduled to mature on May 1, 2008, May 11, 2011 and May 11, 2012, respectively, but on April 30, 2008, the maturity dates were amended to May 30, 2008 for the AmTote Credit Facility and May 30, 2009 for both

MI Developments Inc.      2008    43

term loan facilities. On May 30, 2008, the AmTote Credit Facility was fully repaid and terminated. Borrowings under the AmTote Term Loan and the AmTote Equipment Term Loan bear interest at LIBOR plus 3.0%. Both term loan facilities are collateralized by a first charge on AmTote's assets and a pledge of the stock of AmTote. At June 30, 2008, $2.8 million and $2.6 million were outstanding under the AmTote Term Loan and the AmTote Equipment Term Loan, respectively. As a result of the amendments to the maturity dates, amounts outstanding under the AmTote Term Loan and the AmTote Equipment Term Loan are reflected in MEC's "long-term debt due within one year" on the Company's unaudited interim consolidated balance sheet at June 30, 2008.

Two of MEC's subsidiaries, which are part of MJC, are party to secured term loan facilities with a U.S. financial institution, with one of the facilities bearing interest at the U.S. prime rate or LIBOR plus 2.6% per annum and the other facility bearing interest at 7.7% per annum. Both term loans have interest rate adjustment clauses that reset to the market rate for a U.S. Treasury security of an equivalent term plus 2.6% at set dates prescribed in the agreements. At June 30, 2008, $6.1 million and $2.9 million, respectively, were outstanding under these fully drawn term loan facilities, which mature on December 1, 2013 and June 7, 2017, respectively. Both loan facilities are collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of MJC. At June 30, 2008, MEC was not in compliance with one of the financial covenants contained in these credit agreements. On August 5, 2008, MEC obtained a waiver from the lender for this financial covenant breach at June 30, 2008 and the loan facilities were amended to temporarily modify this financial covenant at September 30, 2008. There is no assurance that MEC will be able to obtain any additional waivers or modifications that may be required. One of these two MEC subsidiaries, Pimlico Racing Association, Inc., has a revolving term loan facility with the same U.S. financial institution that permits the prepayment of outstanding principal without penalty. This facility matures on December 1, 2013, bears interest at either the U.S. prime rate or LIBOR plus 2.6% per annum and is collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of MJC. At June 30, 2008, there were no drawings on this facility. On August 5, 2008, the revolving term loan facility was amended to reduce the maximum undrawn availability from $7.7 million to $4.5 million.

One of MEC's European subsidiaries is party to a 15.0 million euro term loan facility with a European financial institution, secured by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate plus 2.0% per annum. On April 11, 2008, MEC used 7.5 million euros of the net proceeds from the sale of excess real estate in Ebreichsdorf, Austria (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") to permanently repay a portion of this term loan facility, and the remaining principal outstanding at June 30, 2008 of 7.4 million euros ($11.6 million) is due on December 31, 2008.

Another of MEC's European subsidiaries was party to a bank term loan facility of up to 3.5 million euros with a European financial institution, secured by two first mortgages on land in Austria owned by the European subsidiary and bearing interest at the Euro Overnight Index Average Rate plus 3.8% per annum (7.8% at June 30, 2008). At June 30, 2008, there was a nominal amount outstanding under this bank term loan facility, which was fully repaid when the facility expired on July 31, 2008.

On February 21, 2007, MEC filed a shelf registration statement on Form S-3 (the "U.S. Registration Statement") with the United States Securities and Exchange Commission (the "SEC") and a preliminary short form base shelf prospectus (the "Canadian Prospectus") with the securities commissions in each of the Provinces in Canada (collectively, the "Canadian Securities Commissions"). At the time the U.S. Registration Statement was declared effective by the SEC and the Canadian Prospectus received a final receipt from the Canadian Securities Commissions, MEC was able to offer up to $500.0 million of equity securities (including stock, warrants, units and, subject to filing a Canadian rights offering circular or prospectus with the Canadian Securities Commissions, rights) from time to time in one or more public offerings or other offerings. Due to a decrease in MEC's market capitalization since the U.S. Registration Statement became effective, MEC is no longer able to offer for sale on a primary basis MEC Class A Stock in the U.S. under the U.S. Registration Statement, but retains the ability to issue from time to time rights, warrants or options and the underlying MEC Class A Stock obtainable upon exercise of such securities. The decrease in MEC's market capitalization does not limit MEC's ability to offer to sell MEC Class A Stock in Canada under the Canadian Prospectus. The terms of any such future offerings would be established at the time of such offering. The U.S. Registration Statement

44    MI Developments Inc.      2008

and Canadian Prospectus are intended to give MEC the flexibility to take advantage of equity financing opportunities when and if deemed appropriate. There is no assurance when or whether an MEC equity financing could be completed.

On February 12, 2008, MEC received notice from the Nasdaq Stock Market ("Nasdaq") advising that, in accordance with Nasdaq Marketplace Rule 4450(e)(2), MEC had until August 11, 2008 to regain compliance with the minimum bid price required for the continued listing of the MEC Class A Stock on Nasdaq, as set forth in Nasdaq Marketplace Rule 4450(a)(5). MEC received this notice because the bid price of its publicly held MEC Class A Stock closed below the $1.00 per share minimum for 30 consecutive business days prior to February 12, 2008. In order to provide MEC with flexibility in addressing market-related issues affecting its capitalization and to address the Nasdaq continuous listing requirements, MEC's Board of Directors adopted a resolution, approved by MEC stockholders on May 6, 2008, to amend MEC's Certificate of Incorporation to permit a one-time reverse stock split of MEC's Class A Stock and MEC Class B Stock, prior to May 6, 2009, in any whole number consolidated ratio from 1:10 to 1:20. On July 3, 2008, MEC announced that its Board of Directors had approved a reverse stock split of MEC's Class A Stock and MEC Class B Stock utilizing a 1:20 consolidation ratio. The reverse split became effective on July 22, 2008. On August 5, 2008, MEC received notice from Nasdaq that it had regained compliance with the minimum bid continued listing requirement and the matter had been closed. As a result of the reverse stock split, every twenty shares of MEC Class A Stock and MEC Class B Stock have been consolidated into one share of MEC Class A Stock and MEC Class B Stock, respectively. The reverse stock split affects all shares of common stock, stock options and convertible securities of MEC outstanding prior to the effective date. The 58.6 million outstanding shares of MEC Class A Stock (4.4 million of which were held by MID) and 58.4 million outstanding shares of MEC Class B Stock (all of which were held by MID) were reduced to 2.9 million shares of MEC Class A Stock (0.2 million of which are held by MID) and 2.9 million shares of MEC Class B Stock (all of which continue to be held by MID), respectively. Because the reverse stock split applies to all issued shares of MEC Class A Stock and MEC Class B Stock, it does not alter the relative rights and preferences of MID's interest in MEC, nor does it affect MID's proportionate equity or voting interest in MEC, except to the extent the reverse stock split resulted in fractional shares being cashed out. As a result of the reverse stock split, the conversion price for which each of MEC's $150.0 million of 8.55% convertible subordinated notes and $75.0 million of 7.25% convertible subordinated notes are convertible into shares of MEC Class A Stock has been adjusted from $7.05 and $8.50 per share, respectively, to $141.00 and $170.00 per share, respectively.

At June 30, 2008, MEC had cash and cash equivalents of $30.3 million, bank indebtedness of $37.2 million and shareholders' equity and minority interest totalling $326.7 million.

As discussed previously, in September 2007, following a strategic review, MEC announced the MEC Debt Elimination Plan designed to eliminate MEC's net debt by December 31, 2008 and provide funding for MEC's operations (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"). The MEC Debt Elimination Plan contemplated generating aggregate proceeds of approximately $600 to $700 million through: (i) the sale of certain real estate, racetracks and other assets; (ii) the sale of, or entering into strategic transactions involving, MEC's other racing, gaming and technology operations; and (iii) a possible future equity issuance by MEC, likely in 2008.

To address MEC's short-term liquidity concerns and provide it with sufficient time to implement the MEC Debt Elimination Plan, MID made available the MEC Bridge Loan in September 2007 (see "REAL ESTATE BUSINESS — Loans Receivable From MEC — MEC Bridge Loan") and MEC also arranged the FEL Equity Investment.

Whether the MEC Debt Elimination Plan will be successful is not determinable at this time. To date, MEC has generated aggregate asset sale proceeds under the MEC Debt Elimination Plan of $37.7 million, of which $26.0 million has been used to make repayments under the MEC Bridge Loan. Although MEC continues to take steps to implement its plan, MEC does not expect to execute the MEC Debt Elimination Plan on the originally contemplated time schedule, if at all. Furthermore, MEC has advised MID that, given the potential impact on MEC's financial position of the MID reorganization proposal (see "SIGNIFICANT EVENTS — Reorganization Proposal"), and pending determination of whether it will proceed and an evaluation of any amended terms, MEC is in the process of reconsidering whether to sell certain of the assets originally identified for disposition under the MEC Debt Elimination Plan.

MI Developments Inc.      2008    45

MEC continues to experience operational losses and has incurred a net loss before minority interest recovery of $45.0 million for the six months ended June 30, 2008, and net losses before minority interest recovery of $68.8 million, $65.4 million and $107.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. At June 30, 2008, MEC had a working capital deficiency of $220.9 million and $230.6 million of debt scheduled to mature in the 12-month period ending June 30, 2009, including (i) amounts owing under the MEC Credit Facility, which is scheduled to mature on August 15, 2008, (ii) amounts owing under the MEC Bridge Loan, which is scheduled to mature on August 31, 2008 and (iii) MEC's obligation to repay $100.0 million of indebtedness under the Gulfstream Park project financing facility by August 31, 2008.

MID management expects that MEC will be unable at August 31, 2008 to repay the MEC Bridge Loan or make the required $100.0 million repayment under the Gulfstream Park project financing facility. Furthermore, unless MEC is able to generate increased cash flows through improvements in the operation of its business, asset sales or strategic transactions, as contemplated by the MEC Debt Elimination Plan or otherwise, and/or renew, extend or replace its current financing arrangements, none of which is assured, MEC may not be able to generate cash flows that are adequate to sustain its operations and pay its secured and unsecured creditors when due. In order to fund operations and implement its strategic plan, MID management expects that MEC will again need to seek extensions from existing lenders, including MID, and additional funds in the short-term from one or more possible sources, which may include MID. If MEC is unable to repay its obligations when due or satisfy required covenants in its debt agreements, substantially all of its current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless MEC is able to obtain waivers, modifications or extensions. The availability of any required waivers, modifications, extensions or additional funds is not assured and, if available, the terms thereof are not yet determinable. If MEC is unsuccessful in its efforts, it could be required to liquidate assets in the fastest manner possible to raise funds, seek protection from its creditors in one or more ways, or be unable to continue as a going concern. Accordingly, MEC's ability to continue as a going concern is in substantial doubt.

The unaudited interim consolidated financial statements do not give effect to any adjustments to recorded amounts and their classification which would be necessary should MEC not be able to continue as a going concern, which ability is in substantial doubt, and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim consolidated financial statements.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2007. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 3, 9, 13, 16, 18 and 19 to the unaudited interim consolidated financial statements.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements for the year ended December 31, 2007. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's transactions with related parties, refer to "REAL ESTATE BUSINESS — Loans Receivable from MEC", "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan", and note 18 to the unaudited interim consolidated financial statements.

46    MI Developments Inc.      2008

OUTSTANDING SHARES

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange ("TSX") on September 29, 2006, the Company was authorized, from October 4, 2006 to October 3, 2007, to purchase for cancellation, through the facilities of the TSX and the New York Stock Exchange ("NYSE"), up to 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX.

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on October 2, 2007, the Company is authorized, during the 12-month period commencing October 8, 2007 and ending October 7, 2008, to purchase for cancellation, through the facilities of the TSX and the NYSE, up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float.

During 2007, the Company purchased an aggregate of 1,660,800 Class A Subordinate Voting Shares for cancellation for cash consideration of $52.1 million (Cdn. $31.13 per share on a weighted average basis) under these programs. The price that MID pays for shares purchased pursuant to the bids is the market price at the time of acquisition. To date, no shares have been purchased for cancellation in 2008 and the Company remains authorized to purchase for cancellation up to 1,696,654 Class A Subordinate Voting Shares under the normal course issuer bid program ending October 7, 2008.

Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds.

As at the date of this MD&A, the Company had 46,160,564 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding. For further details, refer to note 10 to the unaudited interim consolidated financial statements.

DIVIDENDS

In March 2008 and May 2008, the Company declared a quarterly dividend with respect to the three-month periods ended December 31, 2007 and March 31, 2008. The quarterly dividends of $0.15 per Class A Subordinate Voting Share and Class B Share were paid on or about April 15, 2008 and June 15, 2008 to shareholders of record at the close of business on March 28, 2008 and May 30, 2008, respectively. In respect of the three-month period ended June 30, 2008, the Board of Directors of the Company has declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share, which will be paid on or about September 15, 2008 to shareholders of record at the close of business on August 29, 2008.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2007. On a quarterly basis, the Company updates that disclosure for any material changes.

The Canadian Institute of Chartered Accountants (the "CICA") issued three standards in December 2006 in Handbook Sections 1535, "Capital Disclosures", 3862, "Financial Instruments — Disclosure", and 3863, "Financial Instruments — Presentation". The CICA also amended Handbook Section 1400, "General Standards of Financial Statement Presentation", to include going concern requirements. These new standards were required to be adopted by the Company effective January 1, 2008. For further details of the impact of the Company's adoption of these pronouncements, refer to note 2 to the unaudited interim consolidated financial statements.

MI Developments Inc.      2008    47

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q3'06	Q4'06	Q1'07	Q2'07	Q3'07	Q4'07	Q1'08	Q2'08
Revenue:
Real Estate Business	$47,874	$46,591	$44,758	$46,082	$47,316	$51,391	$54,035	$55,299
MEC(1),(2)	80,031	99,453	254,217	168,031	82,151	115,224	230,828	167,390
Eliminations(3)	(8,292)	(7,033)	(4,862)	(5,082)	(5,392)	(7,203)	(8,108)	(8,643)

	$119,613	$139,011	$294,113	$209,031	$124,075	$159,412	$276,755	$214,046

Income (loss) from continuing operations:
Real Estate Business(4)	$23,868	$23,303	$23,671	$21,492	$27,413	$37,735	$30,984	$26,268
MEC(2),(5),(6)	(24,874)	33,155	35,496	5,476	(26,149)	(24,102)	(7,373)	39
Eliminations(3)	(1,558)	(178)	(34,844)	(18,431)	(1,815)	(178)	266	54

	$(2,564)	$56,280	$24,323	$8,537	$(551)	$13,455	$23,877	$29,361

Net income (loss):
Real Estate Business(4)	$23,868	$23,303	$23,671	$21,492	$27,413	$37,735	$30,984	$26,268
MEC(2),(5),(6),(7)	(29,930)	4,615	33,604	3,663	(29,203)	(26,826)	(25,416)	973
Eliminations(3)	(748)	598	(33,992)	(17,600)	(1,028)	580	1,029	800

	$(6,810)	$28,518	$23,283	$7,555	$(2,818)	$11,489	$6,597	$28,041

Basic and diluted earnings (loss) per share from continuing operations	$(0.05)	$1.16	$0.50	$0.18	$(0.01)	$0.28	$0.51	$0.56

Basic and diluted earnings (loss) per share	$(0.14)	$0.59	$0.48	$0.16	$(0.06)	$0.24	$0.14	$0.60

(1)
Excludes MEC's discontinued operations.

(2)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended June 30, 2008 — Seasonality"). For other factors affecting the variability in MEC's quarterly and annual revenues and operating results, refer to "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended June 30, 2008 — Revenues".

(3)
Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 18 to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company.

(4)
The Real Estate Business' results for 2008 include (i) a $3.9 million ($2.6 million net of current income taxes) gain in the first quarter in relation to the termination of a lease agreement with Magna (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), (ii) $4.3 million ($3.2 million net of $1.1 million of current income taxes) of costs incurred in the second quarter in connection with the reorganization proposal (see "SIGNIFICANT EVENTS — Reorganization Proposal"), (iii) a $0.5 million ($0.3 million net of future income taxes) non-cash write-down of long-lived assets in the second quarter (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy") and (iv) a $0.1 million loss in the second quarter realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations. The Real Estate Business' results for 2007 include (i) gains of $0.6 million and $7.1 million in the first and fourth quarters, respectively, realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations, (ii) $2.0 million ($1.2 million net of $0.2 million of current income taxes and $0.6 million of future income taxes) of costs recognized in the second quarter associated with the Company's Hurricane Katrina donation, (iii) a $2.1 million expense ($1.5 million net of current income taxes) in the second quarter in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC that, ultimately, were not undertaken, (iv) a $1.4 million gain in the second quarter ($1.0 million net of income taxes) on the disposal of an income- producing property in Europe, (v) a $1.1 million current tax recovery due primarily to a favourable tax reassessment received in the third quarter of 2007 in relation to an asset sale in a prior year and (vi) future tax recoveries of $1.6 million and $3.8 million realized in the third and fourth quarters, respectively, from the reduction in the future tax rates and changes in tax legislation in certain countries in which the Real Estate Business operates. The Real Estate Business' results for 2006 include (i) a $2.4 million expense ($1.7 million net of current income taxes) in the third quarter in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken and (ii) $0.3 million of depreciation ($0.2 million net of income taxes) recognized in the fourth quarter upon reclassifying a property previously held for sale as an income-producing property.

48    MI Developments Inc.      2008

(5)
MEC's income (loss) from continuing operations and net income (loss) for 2008 include (i) a $2.0 million gain ($1.1 million net of related minority interest impact) recognized in the first quarter related to a racing services agreement at The Meadows (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Other Gains, Net"), (ii) a non-cash write-down of $5.0 million ($2.7 million net of related minority interest impact) in the first quarter of a property held for sale (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"), (iii) a $24.3 million gain ($14.2 million net of related minority interest impact) recognized in the second quarter on the sale of excess real estate to a subsidiary of Magna (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan") and (iv) a $0.4 million dilution loss in relation to MEC's issuance of shares of MEC Class A Stock pursuant to stock-based compensation arrangements. MEC's income (loss) from continuing operations and net income (loss) for 2007 include (i) a $31.1 million gain ($32.4 million including the related income tax impact) on the sale of MEC's interests and rights in two real estate properties to MID in the first quarter (such gain is eliminated from MID's consolidated results), (ii) a $17.6 million gain on the sale of MEC's interests and rights in a real estate property to MID in the second quarter (such gain is eliminated from MID's consolidated results), (iii) a $1.4 million ($0.8 million after the related minority interest recovery) non-cash write-down of MEC's long-lived assets in the third quarter and (iv) a $3.5 million dilution loss in relation to the FEL Equity Investment in the fourth quarter (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"). MEC's income from continuing operations and net income for the fourth quarter of 2006 include (i) a $115.2 million gain ($67.3 million after the related minority interest expense) on the sale of The Meadows and (ii) a non-cash write-down of $1.3 million ($0.7 million after the related minority interest recovery) of a development property.

(6)
MEC's income (loss) from continuing operations and net income (loss) are net of minority interest and dilution gains (losses) arising from MEC's issuance of shares of MEC Class A Stock from time to time.

(7)
MEC's net loss for the first quarter of 2008 includes non-cash write-downs, included in discontinued operations, of $32.3 million ($17.4 million net of related minority interest impact) related to long-lived assets at Magna Racino™ ($29.2 million) and Portland Meadows ($3.1 million) (see "MAGNA ENTERTAINMENT CORP. — MEC Debt Elimination Plan"). MEC's net income (loss) for 2006 includes (i) an impairment loss, included in discontinued operations, on the disposition of the Magna Golf Club in the third quarter of $1.2 million ($0.7 million after related minority interest recovery), (ii) a gain of $20.9 million ($12.2 million after the related minority interest expense) included in discontinued operations on the disposition of the Fontana Golf Club in the fourth quarter and (iii) a non-cash write-down, included in discontinued operations, of $76.2 million ($44.5 million after the related minority interest recovery) of MEC's long-lived assets at Magna Racino™ in the fourth quarter.

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

MI Developments Inc.      2008    49

(This page has been left blank intentionally.)

Interim Consolidated
Financial Statements and Notes
 For the period ended June 30, 2008

Consolidated Statements of Income
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated (notes 1, 18)		Real Estate Business		Magna Entertainment Corp.
Three Months Ended June 30,	2008	(restated — note 4) 2007	2008	2007	2008	(restated — note 4) 2007
Revenues
Rental revenue	$46,656	$41,000	$46,656	$41,000	$—	$—
Racing and other revenue	167,390	168,031	—	—	167,390	168,031
Interest and other income from MEC (note 18)	—	—	8,643	5,082	—	—

	214,046	209,031	55,299	46,082	167,390	168,031

Operating costs and expenses
Purses, awards and other	73,195	72,319	—	—	73,195	72,319
Operating costs	73,440	73,976	—	—	73,440	73,976
General and administrative (notes 3, 18)	25,368	27,075	9,787	9,069	15,540	17,786
Depreciation and amortization	22,411	19,124	11,356	10,216	11,099	8,938
Interest expense, net	11,073	9,270	2,606	1,895	17,161	11,803
Write-down of long-lived assets (note 8)	450	—	450	—	—	—

Operating income (loss)	8,109	7,267	31,100	24,902	(23,045)	(16,791)
Gain on disposal of real estate (note 18)	24,340	1,357	—	1,357	24,340	17,587
Other losses (notes 12, 13)	(548)	—	(105)	—	(443)	—

Income before income taxes and minority interest	31,901	8,624	30,995	26,259	852	796
Income tax expense	5,178	8,741	4,727	4,767	451	3,974
Minority interest	362	(8,654)	—	—	362	(8,654)

Income from continuing operations	26,361	8,537	26,268	21,492	39	5,476
Income (loss) from discontinued operations (note 4)	1,680	(982)	—	—	934	(1,813)

Net income	$28,041	$7,555	$26,268	$21,492	$973	$3,663

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 7)
— Continuing operations	$0.56	$0.18
— Discontinued operations (note 4)	0.04	(0.02)

Total	$0.60	$0.16

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 7)
— Basic	46,708	48,369
— Diluted	46,708	48,419

See accompanying notes

52    MI Developments Inc.      2008

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated (notes 1, 15)		Real Estate Business		Magna Entertainment Corp.
Six Months Ended June 30,	2008	(restated — note 4) 2007	2008	2007	2008	(restated — note 4) 2007
Revenues
Rental revenue	$92,583	$80,896	$92,583	$80,896	$—	$—
Racing and other revenue	398,218	422,248	—	—	398,218	422,248
Interest and other income from MEC (note 18)	—	—	16,751	9,944	—	—

	490,801	503,144	109,334	90,840	398,218	422,248

Operating costs and expenses
Purses, awards and other	195,333	209,006	—	—	195,333	209,006
Operating costs	148,775	152,105	—	—	148,775	152,105
General and administrative	44,508	48,374	14,414	13,655	30,060	32,634
Depreciation and amortization (notes 3, 18)	44,355	37,550	22,403	20,147	22,039	17,464
Interest expense, net	22,289	18,690	5,407	3,548	33,900	23,820
Write-down of long-lived assets (notes 6, 8)	5,450	—	450	—	5,000	—

Operating income (loss)	30,091	37,419	66,660	53,490	(36,889)	(12,781)
Gain on disposal of real estate (note 18)	24,340	1,382	—	1,382	24,340	48,654
Other gains, net (notes 12, 13, 18, 19)	5,357	656	3,787	652	1,570	4

Income (loss) before income taxes and minority interest	59,788	39,457	70,447	55,524	(10,979)	35,877
Income tax expense	15,500	13,049	13,195	10,361	2,305	1,357
Minority interest	(5,950)	(6,452)	—	—	(5,950)	(6,452)

Income (loss) from continuing operations	50,238	32,860	57,252	45,163	(7,334)	40,972
Loss from discontinued operations (note 4)	(15,600)	(2,022)	—	—	(17,109)	(3,705)

Net income (loss)	$34,638	$30,838	$57,252	$45,163	$(24,443)	$37,267

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 7)
— Continuing operations	$1.07	$0.68
— Discontinued operations (note 4)	(0.33)	(0.04)

Total	$0.74	$0.64

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 7)
— Basic	46,708	48,360
— Diluted	46,708	48,416

See accompanying notes

MI Developments Inc.      2008    53

Consolidated Statements of Comprehensive Income
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net income	$28,041	$7,555	$34,638	$30,838
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes and minority interest (note 12)	361	3	29	(56)
Foreign currency translation adjustment, net of minority interest (note 12)	552	24,485	35,723	38,848
Recognition of foreign currency translation loss (gain) in net income (note 12)	105	—	105	(652)

Comprehensive income	$29,059	$32,043	$70,495	$68,978

See accompanying notes

Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Deficit, beginning of period	$(58,845)	$(53,084)	$(58,436)	$(69,112)
Net income	28,041	7,555	34,638	30,838
Dividends	(7,006)	(7,256)	(14,012)	(14,511)

Deficit, end of period	$(37,810)	$(52,785)	$(37,810)	$(52,785)

See accompanying notes

54    MI Developments Inc.      2008

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 18)		Real Estate Business		Magna Entertainment Corp.
Three Months Ended June 30,	2008	(restated — note 4) 2007	2008	2007	2008	(restated — note 4) 2007
OPERATING ACTIVITIES
Income from continuing operations	$26,361	$8,537	$26,268	$21,492	$39	$5,476
Items not involving current cash flows (note 15)	2,189	9,910	11,368	9,804	(8,212)	(17,294)
Changes in non-cash balances (note 15)	(8,685)	15,018	3,638	390	(12,394)	14,606

Cash provided by (used in) operating activities	19,865	33,465	41,274	31,686	(20,567)	2,788

INVESTMENT ACTIVITIES
Real estate and fixed asset additions	(19,623)	(29,055)	(8,541)	(30,350)	(11,082)	(22,587)
Proceeds on disposal of real estate and fixed assets, net	31,460	5,556	—	4,556	31,460	24,664
Decrease (increase) in other assets	(580)	(40)	(192)	60	(388)	(100)
Loan advances to MEC, net	—	—	(31,966)	(6,405)	—	—
Loan repayments from MEC	—	—	21,785	1,854	—	—

Cash provided by (used in) investment activities	11,257	(23,539)	(18,914)	(30,285)	19,990	1,977

FINANCING ACTIVITIES
Proceeds from bank indebtedness	15,341	741	—	—	15,341	741
Repayment of bank indebtedness	(17,875)	(15,000)	—	—	(17,875)	(15,000)
Issuance of long-term debt, net	3,013	3,865	—	—	3,013	3,865
Repayment of long-term debt	(5,809)	(15,953)	(117)	(98)	(5,692)	(15,855)
Loan advances from MID, net	—	—	—	—	31,827	6,402
Loan repayments to MID	—	—	—	—	(20,219)	(361)
Dividends paid	(14,012)	(14,511)	(14,012)	(14,511)	—	—

Cash provided by (used in) financing activities	(19,342)	(40,858)	(14,129)	(14,609)	6,395	(20,208)

Effect of exchange rate changes on cash and cash equivalents	(866)	2,177	(887)	2,163	21	14

Net cash flows provided by (used in) continuing operations	10,914	(28,755)	7,344	(11,045)	5,839	(15,429)

DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities	3,465	(105)	—	—	2,762	(893)
Cash used in investing activities	(4,075)	(2,552)	—	—	(4,075)	(2,552)
Cash used in financing activities	(11,765)	(3)	—	—	(13,331)	(1,496)

Net cash flows used in discontinued operations	(12,375)	(2,660)	—	—	(14,644)	(4,941)

Net increase (decrease) in cash and cash equivalents during the period	(1,461)	(31,415)	7,344	(11,045)	(8,805)	(20,370)
Cash and cash equivalents, beginning of period	187,213	234,822	139,900	159,028	47,313	75,794

Cash and cash equivalents, end of period	185,752	203,407	147,244	147,983	38,508	55,424
Less: cash and cash equivalents of discontinued operations, end of period	(8,171)	(10,814)	—	—	(8,171)	(10,814)

Cash and cash equivalents, of continuing operations end of period	$177,581	$192,593	$147,244	$147,983	$30,337	$44,610

See accompanying notes

MI Developments Inc.      2008    55

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 18)		Real Estate Business		Magna Entertainment Corp.
Six Months Ended June 30,	2008	(restated — note 4) 2007	2008	2007	2008	(restated — note 4) 2007
OPERATING ACTIVITIES
Income (loss) from continuing operations	$50,238	$32,860	$57,252	$45,163	$(7,334)	$40,972
Items not involving current cash flows (note 15)	25,820	31,460	23,504	20,755	4,480	(39,003)
Changes in non-cash balances (note 15)	(11,724)	(8,530)	8,310	8,087	(20,316)	(16,446)

Cash provided by (used in) operating activities	64,334	55,790	89,066	74,005	(23,170)	(14,477)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(37,152)	(45,679)	(13,058)	(98,874)	(24,094)	(36,206)
Proceeds on disposal of real estate properties and fixed assets, net	32,952	8,330	—	5,394	32,952	90,550
Decrease (increase) in other assets	(1,280)	(1,035)	(149)	58	(1,131)	(1,093)
Loan advances to MEC, net	—	—	(52,000)	(16,683)	—	—
Loan repayments from MEC	—	—	24,263	2,360	—	—

Cash provided by (used in) investment activities	(5,480)	(38,384)	(40,944)	(107,745)	7,727	53,251

FINANCING ACTIVITIES
Proceeds from bank indebtedness	38,468	15,741	—	—	38,468	15,741
Repayment of bank indebtedness	(40,469)	(21,515)	—	—	(40,469)	(21,515)
Issuance of long-term debt	8,416	4,140	—	—	8,416	4,140
Repayment of long-term debt	(9,110)	(29,649)	(232)	(189)	(8,878)	(29,460)
Loan advances from MID, net	—	—	—	—	50,901	16,329
Loan repayments to MID	—	—	—	—	(22,434)	(716)
Issuance of shares	—	1,058	—	1,058	—	—
Dividends paid	(14,012)	(14,511)	(14,012)	(14,511)	—	—

Cash provided by (used in) financing activities	(16,707)	(44,736)	(14,244)	(13,642)	26,004	(15,481)

Effect of exchange rate changes on cash and cash equivalents	2,499	3,406	2,421	3,499	78	(93)

Net cash flows provided by (used in) continuing operations	44,646	(23,924)	36,299	(43,883)	10,639	23,200

DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities	3,023	(15)	—	—	1,600	(1,612)
Cash used in investing activities	(4,983)	(3,227)	—	—	(4,983)	(3,227)
Cash used in financing activities	(11,794)	(19,682)	—	—	(12,663)	(21,326)

Net cash flows used in discontinued operations	(13,754)	(22,924)	—	—	(16,046)	(26,165)

Net increase (decrease) in cash and cash equivalents during the period	30,892	(46,848)	36,299	(43,883)	(5,407)	(2,965)
Cash and cash equivalents, beginning of period	154,860	250,255	110,945	191,866	43,915	58,389

Cash and cash equivalents, end of period	185,752	203,407	147,244	147,983	38,508	55,424
Less: cash and cash equivalents of discontinued operations, end of period	(8,171)	(10,814)	—	—	(8,171)	(10,814)

Cash and cash equivalents, of continuing operations end of period	$177,581	$192,593	$147,244	$147,983	$30,337	$44,610

See accompanying notes

56    MI Developments Inc.      2008

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 18)		Real Estate Business		Magna Entertainment Corp.
As at	June 30, 2008	(restated — notes 4, 5) December 31, 2007	June 30, 2008	December 31, 2007	June 30, 2008	(restated — notes 4, 5) December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$177,581	$145,619	$147,244	$110,945	$30,337	$34,674
Restricted cash (note 18)	12,673	32,722	940	4,458	11,733	28,264
Accounts receivable	44,333	39,958	7,064	7,425	37,269	32,533
Loans receivable from MEC, net (note 18)	—	—	170,630	139,168	—	—
Due from MID (note 18)	—	—	—	—	941	4,464
Income taxes receivable	473	1,631	473	402	—	1,229
Prepaid expenses and other	24,654	17,173	1,055	1,206	23,676	16,335
Assets held for sale (note 5)	—	1,493	—	—	—	1,493
Discontinued operations (note 4)	33,131	24,724	—	—	33,131	24,724

	292,845	263,320	327,406	263,604	137,087	143,716
Real estate properties, net (note 8)	2,239,495	2,225,154	1,573,113	1,561,921	721,683	718,620
Fixed assets, net	79,606	86,196	360	445	79,246	85,751
Racing licences	109,868	109,868	—	—	109,868	109,868
Other assets	7,627	6,213	1,248	879	6,379	5,334
Loans receivable from MEC (note 18)	—	—	96,725	97,589	—	—
Deferred rent receivable	14,622	14,898	14,622	14,898	—	—
Future tax assets	44,682	45,118	5,406	5,497	39,276	39,621
Assets held for sale (note 5)	27,343	38,647	—	—	27,343	38,647
Discontinued operations (note 4)	82,547	110,927	—	—	82,607	110,999

	$2,898,635	$2,900,341	$2,018,880	$1,944,833	$1,203,489	$1,252,556

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 9)	$37,213	$39,214	$—	$—	$37,213	$39,214
Accounts payable and accrued liabilities	111,330	140,473	19,294	16,678	92,036	124,140
Income taxes payable	15,696	13,040	15,062	13,040	634	—
Loan payable to MID, net (note 18)	—	—	—	—	170,215	137,002
Due to MEC (note 18)	—	—	941	4,464	—	—
Long-term debt due within one year (note 9)	15,037	11,142	3,949	488	11,088	10,654
Deferred revenue	6,004	6,189	3,232	2,078	2,772	4,339
Liabilities related to assets held for sale (note 5)	—	171	—	—	—	171
Discontinued operations (note 4)	43,593	47,981	—	—	44,002	48,378

	228,873	258,210	42,478	36,748	357,960	363,898
Long-term debt (note 9)	86,017	96,326	2,716	6,646	83,301	89,680
Senior unsecured debentures, net	258,818	267,578	258,818	267,578	—	—
Note obligations, net	218,006	216,050	—	—	218,006	216,050
Loan payable to MID, net (note 18)	—	—	—	—	67,299	67,107
Other long-term liabilities	27,096	24,105	—	—	27,096	24,105
Future tax liabilities	134,821	130,885	51,057	48,257	82,433	81,297
Minority interest	137,422	156,359	—	—	137,422	156,359
Liabilities related to assets held for sale (note 5)	876	876	—	—	876	876
Discontinued operations (note 4)	14,501	14,492	—	—	39,838	40,635

	1,106,430	1,164,881	355,069	359,229	1,014,231	1,040,007

Shareholders' equity:
Share capital (note 10)	1,524,440	1,524,440
Contributed surplus (note 11)	27,779	27,517
Deficit	(37,810)	(58,436)
Accumulated other comprehensive income (note 12)	277,796	241,939

	1,792,205	1,735,460	1,663,811	1,585,604	189,258	212,549

	$2,898,635	$2,900,341	$2,018,880	$1,944,833	$1,203,489	$1,252,556

Commitments and contingencies (note 19)

See accompanying notes

MI Developments Inc.      2008    57

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at June 30, 2008 and December 31, 2007 and for the three-month and six-month periods ended June 30, 2008 and 2007 are unaudited)

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, "MID" or the "Company"). MID is a real estate operating company that currently owns, leases, manages and develops a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units ("Magna"). MID also acquires land that it intends to develop for mixed-use and residential projects. The Company also holds a controlling interest in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets. At June 30, 2008, the Company owned approximately 54% of MEC's total equity, representing approximately 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with outside ownership accounted for as a minority interest.

(a)   Magna Entertainment Corp.

  The results of operations and the financial position of MEC have been included in the unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC's assets and the discharge of MEC's liabilities in the normal course of business for the foreseeable future. MEC has incurred a net loss before minority interest recovery of $45.0 million for the six months ended June 30, 2008, and net losses before minority interest recovery of $68.8 million, $65.4 million and $107.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. At June 30, 2008, MEC had a working capital deficiency of $220.9 million and $230.6 million of debt scheduled to mature in the 12-month period ending June 30, 2009, including (i) amounts owing under MEC's $40.0 million senior secured revolving credit facility with a Canadian financial institution (the "MEC Credit Facility"), which is scheduled to mature on August 15, 2008 (note 9), (ii) amounts owing under a bridge loan (the "MEC Bridge Loan") of up to $110.0 million (initially up to $80.0 million) from a wholly-owned subsidiary of MID (the "MID Lender"), which is scheduled to mature on August 31, 2008 (note 18) and (iii) MEC's obligation to repay $100.0 million of indebtedness under the Gulfstream Park project financing facility with the MID Lender by August 31, 2008 (note 18). Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business, renewing or extending current financing arrangements and meeting its obligations with respect to secured and unsecured creditors, none of which is assured. If MEC is unable to repay its obligations when due or satisfy required covenants in its debt agreements, substantially all of its current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless MEC is able to obtain waivers, modifications or extensions. The availability of such waivers, modifications or extensions is not assured and, if available, the terms thereof are not yet determinable. On September 12, 2007, MEC's Board of Directors approved a debt elimination plan (the "MEC Debt Elimination Plan") designed to eliminate MEC's net debt by December 31, 2008 by generating funds from the sale of assets (notes 4 and 5), entering into strategic transactions involving certain of MEC's racing, gaming and technology operations, and a possible future equity issuance. The success of the MEC Debt Elimination Plan is not assured. To address short-term liquidity concerns and provide sufficient time to implement the MEC Debt Elimination Plan, MEC arranged $100.0 million of funding in September 2007, comprised of (i) a $20.0 million private placement of MEC's Class A Subordinate Voting Stock ("MEC Class A Stock") to Fair Enterprise Limited ("FEL"), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach, the Company's Chairman and the Chairman and Chief Executive Officer of MEC, completed in October 2007; and (ii) the MEC Bridge Loan. Although MEC continues to take steps to implement the MEC Debt Elimination Plan, MEC does not expect to execute its plan on the originally contemplated time schedule, if at all. Furthermore, MEC has advised MID that, given the potential impact on MEC's financial position of the MID reorganization proposal (note 3), and pending determination of whether it will proceed and an evaluation

58    MI Developments Inc.      2008

  of any amended terms, MEC is in the process of reconsidering whether to sell certain of the assets originally identified for disposition under the MEC Debt Elimination Plan. As a result, MEC has needed and will again need to seek extensions from existing lenders and additional funds in the short-term from one or more possible sources, which may include the Company. The availability of such extensions and additional funds is not assured and, if available, the terms thereof are not yet determinable. These unaudited interim consolidated financial statements do not give effect to any adjustments to recorded amounts and their classification which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim consolidated financial statements.

  The uncertainty regarding MEC's ability to continue as a going concern does not impact the realization of the Company's assets and discharge of its liabilities in the normal course of its real estate business. MID's real estate business has not guaranteed any of MEC's indebtedness.

  MEC's racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in MEC's revenues and operating results.

(b)   Consolidated Financial Statements

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles ("GAAP") and the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2007, except as disclosed in note 2.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2007.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments necessary to present fairly the financial position at June 30, 2008 and 2007, and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2008 and 2007.

  Financial data and related measurements are presented on the consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 17 to the unaudited interim consolidated financial statements. Transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." segments have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 18, are eliminated in the consolidated results of operations and financial position of the Company.

  The Company has reclassified certain prior period amounts to reflect the restatement for MEC's discontinued operations (note 4), assets held for sale (note 5) and reverse stock split (notes 13 and 19).

2.     ACCOUNTING CHANGES

(a)   Financial Instruments — Disclosure and Presentation

  In December 2006, the Canadian Institute of Chartered Accountants (the "CICA") issued additional disclosure and presentation standards for financial instruments in Handbook Sections 3862, "Financial Instruments — Disclosures", and 3863, "Financial Instruments — Presentation", which replace Handbook Section 3861, "Financial Instruments — Disclosure and Presentation". The Company has adopted these new standards effective January 1, 2008. Handbook Section 3862 requires increased disclosure relating to the risks associated with financial instruments and the Company's approach to managing those risks. Handbook Section 3863 maintains the presentation requirements of Handbook Section 3861.

MI Developments Inc.      2008    59

  Certain disclosures regarding the Company's consolidated financial instruments were previously made in notes 1, 2, 9, 10, 11, 18 and 23 to the annual consolidated financial statements for the year ended December 31, 2007 and do not differ materially at June 30, 2008, except as disclosed in notes 9, 14, 16 and 19 to the unaudited interim consolidated financial statements. The additional disclosures required by Handbook Section 3862 have been made in notes 14 and 16 to the unaudited interim consolidated financial statements. The adoption of Handbook Section 3863 did not have any impact on the Company's unaudited interim consolidated financial statements.

(b)   Capital Disclosures

  The CICA issued Handbook Section 1535, "Capital Disclosures", in December 2006, which requires that the Company disclose its objectives, policies and processes for managing capital (which it must define), as well as certain quantitative data. Handbook Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them and, if not, the consequences of such non-compliance. The Company adopted the requirements of Handbook Section 1535 on January 1, 2008 and the required disclosures are contained in note 14 to the unaudited interim consolidated financial statements.

(c)   Going Concern

  In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", to include going concern requirements. The amendments require management to make an assessment of an entity's ability to continue as a going concern and to disclose material uncertainties related to events or conditions that may cast doubt upon the entity's ability to continue as a going concern. In doing so, management must take into account information about the future, which is at least, but not limited to, 12 months from the balance sheet date. The Company's adoption on January 1, 2008 of the amendments to Handbook Section 1400 did not have any impact on the Company's unaudited interim consolidated financial statements or the disclosure contained in note 1 to the unaudited interim consolidated financial statements.

3.     SHAREHOLDER PROPOSAL

On March 31, 2008, MID received a reorganization proposal on behalf of various shareholders of MID, including entities affiliated with the Stronach Trust (the "Stronach Group"), MID's controlling shareholder (note 18). The principal components of the reorganization proposal are set out in MID's press release dated March 31, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com. MID's Board of Directors (the "Board") mandated a special committee of independent directors (the "MID Special Committee") to review the proposal and make recommendations to the Board.

The proposal contemplated MID calling by May 30, 2008 a special meeting of shareholders to consider the reorganization and closing the transaction no later than July 30, 2008. On May 30, 2008, MID called a special meeting of shareholders to be held on July 24, 2008.

In early June 2008, at the direction of the MID Special Committee, MID management commenced discussions with a number of MID Class A shareholders, including those shareholders (owning in aggregate more than 50% of the outstanding Class A Subordinate Voting Shares) that supported the original reorganization proposal announced on March 31, 2008. The discussions are intended to develop a consensus on how to best amend and structure the proposed reorganization. As a result of these discussions, on June 27, 2008, MID announced that the special meeting discussed above was being postponed.

Given that no consensus has yet been reached with respect to amending the reorganization proposal, MID intends to continue to explore a range of alternatives in respect of its MEC investment. These alternatives include, without limitation, examining an amended reorganization proposal and evaluating whether or to what extent MID might participate in a recapitalization or restructuring of MEC. MID is not subject to any restrictions regarding future investments in MEC.

Any potential transactions with MEC would be subject to review by the MID Special Committee and the approval of the MID Board. Neither the MID Special Committee nor the MID Board has made any decisions or recommendations with respect to the reorganization proposal or any other transaction relating to MEC. There

60    MI Developments Inc.      2008

can be no assurance that the transaction contemplated by the reorganization proposal, or any other transaction relating to MEC, will be completed.

The unaudited interim consolidated financial statements do not reflect any adjustments that may be required should the reorganization proposal, or any other transaction relating to MEC, be completed.

At June 30, 2008, $4.3 million of advisory and other costs had been incurred in connection with the reorganization proposal, which costs are included in the Real Estate Business' "general and administrative expenses" on the Company's unaudited interim consolidated statements of income (loss) for the three and six months ended June 30, 2008.

4.     DISCONTINUED OPERATIONS

In connection with the MEC Debt Elimination Plan, MEC announced its intention to sell Great Lakes Downs in Michigan, Thistledown in Ohio and its interest in Portland Meadows in Oregon. MEC also announced its intention to explore the sale of Remington Park, a horseracing and gaming facility in Oklahoma City.

In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain assets covered by the MEC Debt Elimination Plan. In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated a program to locate potential buyers. However, MEC has since taken over the sales process from the U.S. investment bank and is currently in discussions with potential buyers of these assets.

In October 2007, the Great Lakes Downs property was listed for sale with a real estate broker. The race meet at that facility concluded on November 4, 2007 and the facility was then closed. In order to facilitate the sale of this property, MEC re-acquired Great Lakes Downs from Richmond Racing Co., LLC in December 2007 pursuant to a prior existing option right. In July 2008, MEC completed the sale of Great Lakes Downs to The Little River Band of Ottawa Indians for $5.0 million in cash less customary closing adjustments. The net sale proceeds of $4.5 million were used subsequent to quarter-end to partially repay the MEC Bridge Loan (note 18).

In November 2007, MEC began marketing its interest in Portland Meadows for sale and is currently in discussions with potential buyers for this asset.

In March 2008, MEC committed to a plan to sell Magna Racino™. MEC has initiated a program to locate potential buyers and has begun marketing the assets for sale through a real estate agent.

MEC's results of operations related to discontinued operations for the three-month and six-month periods ended June 30, 2008 and 2007, and MEC's assets and liabilities related to discontinued operations as at June 30, 2008 and December 31, 2007, are shown in the following tables:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Revenues	$35,835	$35,657	$65,590	$65,629
Costs and expenses	34,014	36,167	63,283	66,477

	1,821	(510)	2,307	(848)
Depreciation and amortization	—	1,738	605	3,502
Interest expense, net	470	1,022	1,550	2,161
Write-down of long-lived assets (note 6)	—	—	32,294	—

Income (loss) before income taxes and minority interest	1,351	(3,270)	(32,142)	(6,511)
Income tax recovery	(385)	(162)	(385)	(162)
Minority interest	802	(1,295)	(14,648)	(2,644)

MEC's income (loss) from discontinued operations	934	(1,813)	(17,109)	(3,705)

Eliminations (note 18)	746	831	1,509	1,683

Consolidated income (loss) from discontinued operations	$1,680	$(982)	$(15,600)	$(2,022)

MI Developments Inc.      2008    61

As at	June 30, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$8,171	$9,241
Restricted cash	13,175	7,069
Accounts receivable	4,505	6,602
Prepaid expenses and other	3,283	1,812
Real estate properties, net	3,997	—

	33,131	24,724

Real estate properties, net	57,040	81,035
Fixed assets, net	11,935	16,295
Other assets	85	122
Future tax assets	13,547	13,547

	82,607	110,999

MEC's assets related to discontinued operations	115,738	135,723

Eliminations (note 18)	(60)	(72)

Consolidated assets related to discontinued operations	$115,678	$135,651

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$27,302	$21,446
Income taxes payable	3,515	3,182
Long-term debt due within one year	11,632	22,096
Long-term debt	91	—
Loan payable to MID	409	397
Deferred revenue	1,053	1,257

	44,002	48,378

Long-term debt	—	115
Loan payable to MID, net	25,337	26,143
Other long-term liabilities	954	830
Future tax liabilities	13,547	13,547

	39,838	40,635

MEC's liabilities related to discontinued operations	83,840	89,013

Eliminations (note 18)	(25,746)	(26,540)

Consolidated liabilities related to discontinued operations	$58,094	$62,473

62    MI Developments Inc.      2008

5.     ASSETS HELD FOR SALE

(a)
In November and December 2007, MEC entered into sale agreements for three parcels of excess real estate comprising approximately 825 acres in Porter, New York, subject to the completion of due diligence by the purchasers and customary closing conditions. The sale of one parcel was completed in December 2007 for cash consideration of $0.3 million, net of transaction costs, and the sales of the two remaining parcels were completed in January 2008 for total cash consideration of $1.5 million, net of transaction costs. At December 31, 2007, the two parcels of excess real estate for which the sale had not been completed were included in MEC's "assets held for sale" on the Company's consolidated balance sheet. The net proceeds received on closing were used to repay a portion of the MEC Bridge Loan (note 18).

(b)
On December 21, 2007, MEC entered into an agreement to sell 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna, a related party, for a purchase price of 20.0 million euros ($31.5 million), net of transaction costs. The closing of the transaction occurred in April 2008 and MEC used 7.5 million euros of the net proceeds to repay a portion of a 15.0 million euro term loan facility with a European financial institution and the remaining portion of the net proceeds to repay $19.8 million of the MEC Bridge Loan (note 18).

(c)
On August 9, 2007, MEC announced its intention to sell a real estate property located in Dixon, California. In addition, in March 2008, MEC committed to a plan to sell excess real estate in Oberwaltersdorf, Austria. MEC is marketing these properties for sale and has listed them with real estate brokers. On August 9, 2007, MEC also announced its intention to sell a real estate property located in Ocala, Florida. MEC is marketing this property for sale and is in negotiations with a potential buyer. Under the terms of the MEC Bridge Loan, MEC is required to use the net proceeds from the sale of these properties, after repayment of certain prior ranking indebtedness of MEC, to pay down principal amounts outstanding under the MEC Bridge Loan and the amount of such net proceeds will permanently reduce the committed amount of the MEC Bridge Loan.

(d)
The MEC Debt Elimination Plan also contemplates the sale of real estate properties located in Aventura and Hallandale, Florida, both adjacent to Gulfstream Park, and Anne Arundel County, Maryland, adjacent to Laurel Park. MEC has also announced that it intends to explore selling its membership interests in the mixed-use developments at Gulfstream Park racetrack in Florida and Santa Anita Park racetrack in California that it is pursuing under joint venture arrangements with Forest City Enterprises, Inc. ("Forest City") and Caruso Affiliated ("Caruso"), respectively. MEC has also announced that it intends to explore other strategic transactions involving other racing, gaming and technology operations. These potential transactions may include: partnerships or joint ventures in respect of the existing gaming facility at Gulfstream Park; partnerships or joint ventures in respect of potential alternative gaming operations at other MEC racetracks that currently do not have gaming operations; and transactions involving MEC's technology operations, which may include one or more of the assets that comprise MEC's PariMax business.

  At June 30, 2008, all of the criteria required to classify an asset as held for sale, or operations as discontinued operations (note 4), in accordance with GAAP were not met in relation to the assets and operations described in the preceding paragraph and, accordingly, these assets and operations continue to be classified as held and in use.

MI Developments Inc.      2008    63

MEC's assets classified as held for sale and corresponding liabilities, related to the transactions described in sections (a), (b) and (c) above, at June 30, 2008 and December 31, 2007, are shown in the table below.

As at	June 30, 2008	(restated — note 5(c)) December 31, 2007
ASSETS
Current assets:
Real estate properties, net
Porter, New York	$—	$1,493

Real estate properties, net
Dixon, California (note 6)	14,139	19,139
Ocala, Florida	8,407	8,407
Oberwaltersdorf, Austria	4,797	4,482
Ebreichsdorf, Austria	—	6,619

	27,343	38,647

	$27,343	$40,140

LIABILITIES
Current liabilities
Future tax liabilities	$—	$171

Future tax liabilities	876	876

	$876	$1,047

6.     WRITE-DOWN OF MEC'S LONG-LIVED ASSETS

When long-lived assets are identified as held for sale, the carrying value is reduced, if necessary, to the estimated net realizable value. Net realizable value is evaluated at each interim reporting period based on discounted net future cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

Write-downs relating to long-lived assets have been recognized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Assets Held For Sale (note 5)
Dixon, California(i)	$—	$—	$5,000	$—

Discontinued Operations (note 4)
Magna Racino™(ii)	$—	$—	$29,195	$—
Portland Meadows(iii)	—	—	3,099	—

	$—	$—	$32,294	$—

(i)
As a result of significant weakness in the Northern California real estate market and the U.S. financial market, MEC recorded an impairment charge of $5.0 million related to the Dixon, California real estate property in the six months ended June 30, 2008, which represents the excess of the carrying value of the asset over the estimated net realizable value.

64    MI Developments Inc.      2008

(ii)
As a result of the classification of Magna Racino™ as discontinued operations, MEC recorded an impairment charge, included in discontinued operations, of $29.2 million in six months ended June 30, 2008, which represents the excess of the carrying value of the assets over the estimated net realizable value.

(iii)
In June 2003, the Oregon Racing Commission ("ORC") adopted regulations that permitted wagering through instant racing terminals as a form of pari-mutuel wagering at Portland Meadows (the "Instant Racing Rules"). In September 2006, the ORC granted a request by Portland Meadows to offer instant racing under its 2006-2007 race meet licence. In June 2007, the ORC, acting under the advice of the Oregon Attorney General, temporarily suspended and began proceedings to repeal the Instant Racing Rules. In September 2007, the ORC denied a request by Portland Meadows to offer instant racing under its 2007-2008 race meet licence. In response to this denial, MEC requested the holding of a contested case hearing, which took place in January 2008. On February 27, 2008, the Office of Administrative Hearings released a proposed order in MEC's favour, approving instant racing as a legal form of wager at Portland Meadows. However, on April 25, 2008, the ORC issued an order rejecting that recommendation. Based primarily on the ORC's order to reject the Office of Administrative Hearings' recommendation, MEC recorded an impairment charge of $3.1 million, included in discontinued operations, in the six months ended June 30, 2008 related to the instant racing terminals and build-out of the instant racing facility.

7.     EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the three-month and six-month periods ended June 30, 2008 and 2007 are computed as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	(restated — note 4) 2007	2008	(restated — note 4) 2007
Income from continuing operations	$26,361	$8,537	$50,238	$32,860
Income (loss) from discontinued operations	1,680	(982)	(15,600)	(2,022)

Net income	$28,041	$7,555	$34,638	$30,838

Weighted average number of Class A
Subordinate Voting and Class B Shares outstanding during the period (thousands)	46,708	48,369	46,708	48,360
Stock options (thousands)	—	50	—	56

	46,708	48,419	46,708	48,416

Diluted earnings (loss) per Class A
Subordinate Voting or Class B Share
— from continuing operations	$0.56	$0.18	$1.07	$0.68
— from discontinued operations	0.04	(0.02)	(0.33)	(0.04)

	$0.60	$0.16	$0.74	$0.64

The computation of diluted earnings (loss) per share for the three-month and six-month periods ended June 30, 2008 excludes the effect of the potential exercise of 516,544 (2007 — nil) options to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

MI Developments Inc.      2008    65

8.     REAL ESTATE PROPERTIES

(a)
Real estate properties consist of:

As at	June 30, 2008	(restated — notes 4, 5) December 31, 2007
Real Estate Business
Revenue-producing properties
Land	$234,116	$226,269
Buildings, parking lots and roadways — cost	1,482,107	1,444,241
Buildings, parking lots and roadways — accumulated depreciation	(375,895)	(345,825)

	1,340,328	1,324,685

Development properties
Land and improvements	226,119	226,248
Properties under development	6,139	9,541

	232,258	235,789

Properties held for sale	527	1,447

	1,573,113	1,561,921

MEC
Revenue-producing racetrack properties
Land and improvements	164,865	164,856
Buildings — cost	550,790	544,543
Buildings — accumulated depreciation	(125,041)	(113,620)
Construction in progress	51,419	42,666

	642,033	638,445

Under-utilized racetrack real estate	76,128	76,130

Revenue-producing non-racetrack properties
Land and improvements	183	2,015
Buildings — cost	3,446	2,123
Buildings — accumulated depreciation	(107)	(93)

	3,522	4,045

	721,683	718,620

Eliminations (note 18)	(55,301)	(55,387)

Consolidated	$2,239,495	$2,225,154

(b)
During the three months ended June 30, 2008, the Real Estate Business determined that the plan of sale criteria under generally accepted accounting principles was no longer met for one property included in "properties held for sale" at December 31, 2007, as the Company intends to lease the property to a third party tenant. Accordingly, the property, consisting of land and a vacant building with an aggregate carrying value of $1.3 million, has been reclassified into "revenue-producing properties" at June 30, 2008.

(c)
During the three months ended June 30, 2008, the Real Estate Business determined that one property included in "revenue-producing properties" at December 31, 2007 is expected to be sold after the existing lease expires in September 2008. Accordingly, the property, consisting of land and a vacant building with an aggregate carrying value of $0.5 million (net of a $0.5 million write-down to the property's estimated net realizable value in the three months ended June 30, 2008), has been reclassified into "properties held for sale" at June 30, 2008.

66    MI Developments Inc.      2008

9.     BANK INDEBTEDNESS AND LONG-TERM DEBT

(a)
During the six months ended June 30, 2008, the maturity date of the $40.0 million MEC Credit Facility was extended from March 31, 2008 to July 30, 2008 (subject to certain acceleration provisions that are no longer applicable). Subsequent to quarter-end, the maturity date was further extended to August 15, 2008. Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit, each bearing interest at the U.S. base rate plus 5.0% or the London Interbank Offered Rate ("LIBOR") plus 6.0%. Loans under the MEC Credit Facility are collateralized by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At June 30, 2008, MEC had borrowed $36.5 million (December 31, 2007 — $34.9 million) under the MEC Credit Facility and had issued letters of credit totalling $3.4 million (December 31, 2007 — $4.3 million), such that $0.1 million was unused and available. The weighted average interest rate on the borrowings outstanding under the MEC Credit Facility at June 30, 2008 was 8.5% (December 31, 2007 — 11.0%).

(b)
At December 31, 2007, MEC's wholly-owned subsidiary AmTote International, Inc. ("AmTote") had three financing arrangements with a U.S. financial institution: (i) a $3.0 million revolving credit facility to finance working capital requirements (the "AmTote Credit Facility"), (ii) a $4.2 million term loan (the "AmTote Term Loan") and (iii) a term loan of up to $10.0 million to finance up to 80% of eligible capital costs related to tote service contracts (the "AmTote Equipment Term Loan"). The AmTote Credit Facility, AmTote Term Loan and AmTote Equipment Term Loan were scheduled to mature on May 1, 2008, May 11, 2011 and May 11, 2012, respectively, but on April 30, 2008, the maturity dates were amended to May 30, 2008 for the AmTote Credit Facility and May 30, 2009 for both term loan facilities. On May 30, 2008, the AmTote Credit Facility was fully repaid and terminated. Borrowings under the AmTote Term Loan and the AmTote Equipment Term Loan bear interest at LIBOR plus 3.0%. Both term loan facilities are collateralized by a first charge on AmTote's assets and a pledge of the stock of AmTote. At June 30, 2008, $2.8 million and $2.6 million (December 31, 2008 — $3.3 million and $2.0 million) were outstanding under the AmTote Term Loan and the AmTote Equipment Term Loan, respectively. As a result of the amendments to the maturity dates, amounts outstanding under the AmTote Term Loan and the AmTote Equipment Term Loan are reflected in MEC's "long-term debt due within one year" on the Company's unaudited interim consolidated balance sheet at June 30, 2008.

(c)
Two of MEC's wholly-owned subsidiaries that own and operate Pimlico Race Course and Laurel Park had borrowings of $9.0 million outstanding at June 30, 2008 under term loan credit facilities with a U.S. financial institution. At June 30, 2008, MEC was not in compliance with one of the financial covenants contained in those credit agreements. MEC obtained a waiver from the lender on August 5, 2008 for this financial covenant breach at June 30, 2008 and the loan facilities were amended to temporarily modify this financial covenant as at September 30, 2008.

  One of these MEC subsidiaries, Pimlico Racing Association, Inc., has a revolving term loan facility with the same U.S. financial institution that permits the prepayment of outstanding principal without penalty. This facility matures on December 1, 2013, bears interest at either the U.S. prime rate or LIBOR plus 2.6% per annum and is collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of The Maryland Jockey Club ("MJC"). At June 30, 2008, there were no drawings on this facility. On August 5, 2008, the revolving term loan facility was amended to reduce the maximum undrawn availability from $7.7 million to $4.5 million.

(d)
One of MEC's European wholly-owned subsidiaries had a bank term loan with a European financial institution of up to 3.5 million euros bearing interest at the Euro Overnight Index Average Rate plus 3.8% per annum (7.8% at June 30, 2008). At June 30, 2008, there was a nominal amount outstanding under this bank term loan facility, which was fully repaid when the facility expired on July 31, 2008.

MI Developments Inc.      2008    67

10.  SHARE CAPITAL

Changes in the Company's Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding,
December 31, 2006	47,782,908	$1,559,476	547,413	$17,866	48,330,321	$1,577,342
Issued on exercise of stock options	38,456	1,303	—	—	38,456	1,303

Shares issued and outstanding,
March 31, 2007 and June 30, 2007	47,821,364	1,560,779	547,413	17,866	48,368,777	1,578,645
Shares purchased for cancellation	(485,700)	(15,853)	—	—	(485,700)	(15,853)

Shares issued and outstanding, September 30, 2007	47,335,664	1,544,926	547,413	17,866	47,883,077	1,562,792
Shares purchased for cancellation	(1,175,100)	(38,352)	—	—	(1,175,100)	(38,352)

Shares issued and outstanding,
December 31, 2007, March 31, 2008 and June 30, 2008	46,160,564	$1,506,574	547,413	$17,866	46,707,977	$1,524,440

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange ("TSX") on September 29, 2006, the Company was authorized, from October 4, 2006 to October 3, 2007, to purchase for cancellation, through the facilities of the TSX and the New York Stock Exchange ("NYSE"), up to 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX.

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on October 2, 2007, the Company is authorized, during the 12-month period commencing October 8, 2007 and ending October 7, 2008, to purchase for cancellation, through the facilities of the TSX and the NYSE, up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float.

During 2007, the Company purchased an aggregate of 1,660,800 Class A Subordinate Voting Shares for cancellation under these programs. The price that MID pays for shares purchased pursuant to the bids is the market price at the time of acquisition. No shares have been purchased thus far for cancellation in 2008 and the Company remains authorized to purchase for cancellation up to 1,696,654 Class A Subordinate Voting Shares under the normal course issuer bid program ending October 7, 2008.

11.  CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Contributed surplus, beginning of period	$27,648	$2,547	$27,517	$2,667
Stock-based compensation	131	127	262	252

Transfer to share capital on exercise of stock options	—	—	—	(245)

Contributed surplus, end of period	$27,779	$2,674	$27,779	$2,674

68    MI Developments Inc.      2008

12.  ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company's accumulated other comprehensive income are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Accumulated other comprehensive income, beginning of period	$276,778	$176,205	$241,939	$166,553
Change in fair value of interest rate swaps, net of taxes and minority interest	361	3	29	(56)
Foreign currency translation adjustment, net of minority interest (i)	552	24,485	35,723	34,848
Recognition of foreign currency translation translation loss (gain) in net income (loss) (ii)	105	—	105	(652)

Accumulated other comprehensive income, end of period (iii)	$277,796	$200,693	$277,796	$200,693

(i)
During the three-month and six-month periods ended June 30, 2008 and 2007, the Company reported unrealized foreign currency translation net gains related to its self-sustaining operations having functional currencies other than the U.S. dollar. The gain in the three months ended June 30, 2008 is primarily due to the strengthening against the U.S. dollar of the Canadian dollar. The gain from the appreciation of the euro against the U.S. dollar in the six months ended June 30, 2008 was partially offset by unrealized foreign currency translation losses related to the reporting of the Company's Canadian operations due to the weakening of the Canadian dollar against the U.S. dollar during this period. The gain in the three and six months ended June 30, 2007 is primarily due to the strengthening against the U.S. dollar of the euro and the Canadian dollar.

(ii)
Included in the Real Estate Business' "other losses" and "other gains, net" for the three and six months ended June 30, 2008, respectively, is a $0.1 million currency translation loss (six months ended June 30, 2007 — $0.7 million gain) realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations.

(iii)
Accumulated other comprehensive income consists of:

As at	June 31, 2008	December 31, 2007
Foreign currency translation adjustment, net of minority interest	$278,189	$242,369
Fair value of interest rate swaps, net of taxes and minority interest	(393)	(430)

	$277,796	$241,939

13.  STOCK-BASED COMPENSATION

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At December 31, 2007, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID has granted stock options to certain directors and officers to purchase MID's Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

MI Developments Inc.      2008    69

  A reconciliation of the changes in stock options outstanding is presented below:

	2008		2007
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	516,544	35.09	465,000	36.08
Exercised	—	—	(38,456)	32.19

Stock options outstanding, March 31	516,544	35.09	426,544	36.43
Expired	(10,000)	41.17	—	—

Stock options outstanding, June 30	506,544	34.97	426,544	36.43

Stock options exercisable, June 30	316,544	34.45	216,544	34.92

  The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of the Company's stock options.

  Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional deferred share units ("DSUs") whose value reflects the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs. On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.

  A reconciliation of the changes in DSUs outstanding is presented below:

	2008	2007
DSUs outstanding, January 1	41,452	27,319
Granted	6,012	4,241

DSUs outstanding, March 31	47,464	31,560
Granted	5,579	3,025

DSUs outstanding, June 30	53,043	34,585

70    MI Developments Inc.      2008

  During the three and six months ended June 30, 2008, the Real Estate Business recognized stock-based compensation expense of $0.1 million (2007 — $0.2 million) and $0.3 million (2007 — $0.5 million), respectively, which includes a $9 thousand net recovery (2007 — $0.1 million expense) and a $24 thousand net expense (2007 — $0.3 million expense), respectively, pertaining to DSUs.

(b)
Subsequent to quarter-end, MEC completed a reverse stock split whereby every twenty shares of MEC Class A Stock and MEC Class B Stock have been consolidated into one share of MEC Class A Stock and MEC Class B Stock, respectively (note 19(n)). In addition, the number of, and exercise price for, all MEC stock options were adjusted to reflect the 1:20 consolidation. Accordingly, all of the disclosures below pertaining to MEC's long-term incentive plan, performance share awards and options to purchase shares have been restated as of June 30, 2008 and for all retroactive periods to reflect the effect of the reverse stock split.

  MEC has a long-term incentive plan (the "MEC Plan"), adopted in 2000 and amended in 2007, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC's directors, officers, employees, consultants, independent contractors and agents. A maximum of 440 thousand shares of MEC Class A Stock are available to be issued under the MEC Plan, of which 390 thousand are available for issuance pursuant to stock options and tandem stock appreciation rights and 50 thousand are available for issuance pursuant to any other type of award under the MEC Plan.

  Under a 2005 incentive compensation program (the "MEC Program"), MEC awarded performance shares of MEC Class A Stock to certain of MEC's officers and key employees. The number of shares of MEC Class A Stock underlying the 2005 Performance Share Awards was based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the MEC Program was approved by the Compensation Committee of MEC's Board of Directors. The 2005 Performance Share Awards vested over a six or eight month period to December 31, 2005 and were distributed, subject to certain conditions, in two equal instalments. The first distribution date occurred in March 2006 and the second distribution date occurred in March 2007.

  For 2006, MEC continued the MEC Program as described in the preceding paragraph. The program was similar in all respects except that the performance shares granted in 2006 vested over a 12-month period to December 31, 2006 and were distributed, subject to certain conditions, prior to March 31, 2007.

  Accordingly, for the six months ended June 30, 2007, MEC issued 8,737 of these vested performance share awards with a stated value of $0.6 million and 324 performance share awards were forfeited. No performance share awards remain to be issued under the 2005 and 2006 incentive compensation arrangements subsequent to March 31, 2007. MEC did not continue its performance share award program subsequent to 2006.

  During the three and six months ended June 30, 2008, MEC issued 21,687 shares (six months ended June 30, 2007 — 1,547) of MEC Class A Stock with a stated value of $0.2 million (six months ended June 30, 2007 — $0.1 million) to MEC's directors in payment of services rendered. As a result, the Company recognized a dilution loss of $0.4 million in the three-month period (included in "other losses") and six-month period (included in "other gains, net") ended June 30, 2008 (six months ended June 30, 2007 — $4 thousand dilution gain included in "other gains, net").

  MEC grants stock options ("MEC Stock Options") to certain directors, officers, key employees and consultants to purchase shares of MEC Class A Stock. All MEC Stock Options give the grantee the right to purchase MEC Class A Stock at a price no less than the fair market value of such stock at the date of grant. Generally, MEC Stock Options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of MEC Stock Options.

MI Developments Inc.      2008    71

  A reconciliation of the changes in MEC Stock Options outstanding is presented below:

	2008		2007
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
MEC Stock Options outstanding, January 1	247,500	116.40	245,250	121.60
Forfeited or expired	(10,000)	111.20	(8,300)	134.80

MEC Stock Options outstanding, March 31	237,500	116.60	236,950	121.20
Forfeited or expired	(550)	133.20	(1,250)	114.20

MEC Stock Options outstanding, June 30	236,950	116.55	235,700	121.40

MEC Stock Options exercisable, June 30	217,902	119.80	217,583	121.40

  The fair value of MEC Stock Options granted is estimated at the date of grant using the Black-Scholes option valuation model, which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC Stock Options (as described further in note 13(a)).

  During the three and six months ended June 30, 2008, MEC recognized total stock-based compensation expense of $0.2 million (2007 — $0.1 million) and $0.2 million (2007 — $0.3 million), respectively, relating to performance share awards, director compensation and stock options under the MEC Plan.

14.  CAPITAL MANAGEMENT AND LIQUIDITY

The capital resources managed by the Company include:

•
cash and cash equivalents;

•
credit facilities;

•
long-term debt;

•
additional borrowing capacity; and

•
shareholders' equity.

Each of the Company's reportable segments (note 17) has different capital management objectives.

Real Estate Business

The Real Estate Business' objectives when managing capital include ensuring that there are adequate capital resources to sustain operations and maintaining a capital structure that allows the Real Estate Business to take advantage of suitable investment opportunities as they arise. The Real Estate Business monitors its capital based on its ratio of debt to total capitalization, which it regards as a measure of its ability to access additional capital as required.

The Real Estate Business must also comply with the terms of its debt agreements, including its $50.0 million unsecured revolving credit facility (the "MID Credit Facility") and the trust indenture for its Cdn. $265.0 million senior unsecured debentures (the "Debentures"), which include the following limitations:

•
secured indebtedness not to exceed 15% of net tangible assets;

•
funded debt not to exceed 40% of total capitalization; and

•
total interest coverage of no less than 3:1.

72    MI Developments Inc.      2008

At June 30, 2008 and December 31, 2007, the Company had no borrowings under the MID Credit Facility, which expires on December 21, 2008, but had issued letters of credit totalling $0.3 million.

As at June 30, 2008, the Real Estate Business' debt to total capitalization was 14% (December 31, 2007 — 15%) and the Real Estate Business was in compliance with all of its covenants. The outstanding total debt at June 30, 2008 was $265.5 million (December 31, 2007 — $274.7 million), which is comprised of $258.8 million (December 31, 2007 — $267.6 million) of the Debentures and $6.7 million (December 31, 2007 — $7.1 million) of mortgages payable on two properties. The Real Estate Business' total capitalization at June 30, 2008 was $1.93 billion (December 31, 2007 — $1.86 billion).

The Real Estate Business generated cash flows from operating activities of $89.1 million in the six months ended June 30, 2008 and had cash and cash equivalents of $147.2 million at June 30, 2008.

The Real Estate Business' strategy for managing its liquidity needs includes (i) using its cash resources and cash flows from operating activities, (ii) drawing on the MID Credit Facility if and as needed and (iii) accessing additional capital by issuing debt, equity or a combination of securities as required to finance its operations and capital expenditures. The capital requirements to finance additional acquisition and development activity will depend on the availability of suitable investment opportunities and related funding sources.

As disclosed in note 3, MID is reviewing the reorganization proposal and is also continuing to explore a range of alternatives in respect of its MEC investment, including evaluating whether or to what extent MID might participate in a recapitalization or restructuring of MEC. The participation by MID in any such transaction could result in a significant increase in the Company's financial leverage, change the risk profile of the Real Estate Business and/or limit its financial flexibility to take advantage of certain investment opportunities. In addition, if the Real Estate Business' funded debt were to exceed 40% of its total capitalization as a result of these changes, the Company might be required to repay the Debentures and potentially pay a prepayment premium determined in accordance with the terms of the applicable trust indenture, as described in note 11 to the annual consolidated financial statements for the year ended December 31, 2007.

MEC

MEC's capital is monitored by its separate Board of Directors and management team based on its level of net debt. MEC must also comply with the terms of its debt agreements. Many of these debt arrangements are obligations of individual MEC business units and require compliance with numerous financial and other covenants. As at June 30, 2008, MEC's net debt was $586.1 million (December 31, 2007 — $564.5 million) and MEC was in compliance with all of its covenants except as disclosed in note 9. MID's Real Estate Business has not guaranteed any of MEC's indebtedness.

Under the MEC Debt Elimination Plan (note 1), MEC's capital management objective is to significantly reduce or eliminate its net debt by generating funds from the sale of assets (notes 4 and 5), entering into strategic transactions involving certain of MEC's racing, gaming and technology operations, and a possible future equity issuance. These proceeds are to be used to fund MEC's operations and applied to eliminate MEC's net debt, including amounts owed to the MID Lender (note 18). Although MEC continues to take steps to implement its plan, MEC does not expect to execute the MEC Debt Elimination Plan on the originally contemplated time schedule, if at all. In order for MEC to fund its ongoing operations and provide sufficient time to implement the MEC Debt Elimination Plan, MEC will again need to seek extensions from existing lenders, including the Company, the availability of which is not yet determinable.

As discussed in note 1, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business, renewing or extending current financing arrangements and meeting its obligations with respect to secured and unsecured creditors, none of which is assured. If MEC is unable to repay its obligations when due or satisfy required covenants in its debt agreements, substantially all of its current and long-term debt will also become due on demand as a result of cross-default provisions within its loan agreements, unless MEC is able to obtain waivers, modifications or extensions. The availability of such waivers, modifications or extensions is not assured and, if available, the terms thereof are not yet determinable.

MI Developments Inc.      2008    73

15.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:
	Three Months Ended June 30,		Six Months Ended June 30,
	2008	(restated — note 4) 2007	2008	(restated — note 4) 2007
Real Estate Business
Straight-line rent adjustment	$(91)	$145	$(34)	$237
Interest and other income from MEC	(1,442)	(75)	(2,528)	(143)
Stock-based compensation expense	122	207	286	537
Depreciation and amortization	11,356	10,216	22,403	20,147
Write-down of long-lived assets	450	—	450	—
Gain on disposal of real estate	—	(1,357)	—	(1,382)
Future income taxes	781	587	2,647	1,855
Other losses (gains)	105	—	105	(652)
Other	87	81	175	156

	11,368	9,804	23,504	20,755

MEC
Stock-based compensation expense	187	70	231	272
Interest expense with MID	—	75	—	75
Depreciation and amortization	11,099	8,938	22,039	17,464
Amortization of debt issuance costs	2,638	434	5,150	852
Write-down of MEC's long-lived assets	—	—	5,000	—
Gain on disposal of real estate	(24,340)	(17,587)	(24,340)	(48,654)
Other losses (gains)	443	—	(1,570)	(4)
Future income taxes	(79)	(190)	1,562	(1,568)
Minority interest	362	(8,654)	(5,950)	(6,452)
Other	1,478	(380)	2,358	(988)

	(8,212)	(17,294)	4,480	(39,003)

Eliminations (note 18)	(967)	17,400	(2,164)	49,708

Consolidated	$2,189	$9,910	$25,820	$31,460

74    MI Developments Inc.      2008

(b)
Changes in non-cash balances:
	Three Months Ended June 30,		Six Months Ended June 30,
	2008	(restated — note 4) 2007	2008	(restated — note 4) 2007
Real Estate Business
Accounts receivable	$2,564	$1,136	$741	$694
Loans receivable from MEC, net	(274)	—	(333)	—
Prepaid expenses and other	(398)	123	129	45
Accounts payable and accrued liabilities	1,143	(2,408)	4,980	2,060
Income taxes	(1,293)	2,468	1,619	5,015
Deferred revenue	1,896	(929)	1,174	273

	3,638	390	8,310	8,087

MEC
Restricted cash	13,924	20,558	16,531	18,630
Accounts receivable	20,096	24,581	(1,242)	(6,174)
Prepaid expenses and other	(3,008)	(23)	(7,217)	(3,984)
Accounts payable and accrued liabilities	(39,861)	(31,303)	(28,695)	(26,746)
Income taxes	92	3,708	1,541	1,516
Loans Payable to MID, net	274	—	333	—
Deferred revenue	(3,911)	(2,915)	(1,567)	312

	(12,394)	14,606	(20,316)	(16,446)

Eliminations (note 18)	71	22	282	(171)

Consolidated	$(8,685)	$15,018	$(11,724)	$(8,530)

16.  FINANCIAL INSTRUMENTS

(a)   Interest Rate Risk

  The Company's consolidated results of operations are primarily exposed to interest rate risk on its credit facilities and MEC's variable-rate long-term debt. Based on the balances of these financial liabilities outstanding as at June 30, 2008, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated "interest expense, net" for the six months ended June 30, 2008 by approximately $2.4 million.

  The Company is also exposed to interest rate risk on short-term investments with maturities of up to three months from the date of acquisition that are included in "cash and cash equivalents" and "restricted cash" on the Company's consolidated balance sheets. The balance of the Company's short-term investments fluctuates depending on the timing of the Company's operating cash flows, capital expenditures and other liquidity requirements. Assuming the balance of short-term investments at June 30, 2008 were outstanding throughout the entire six months then ended, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated "interest expense, net" by approximately $0.3 million for the six months ended June 30, 2008.

  MEC occasionally utilizes interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt. At March 31, 2008, MEC had four interest rate swap contracts outstanding in connection with a LIBOR-based term loan facility described in note 18(c) to the annual consolidated financial statements for the year ended December 31, 2007. Based on the interest rate swap contracts in place at June 30, 2008, a 50 basis point change in interest rates would have impacted other comprehensive income (excluding related minority interest and tax effects) by approximately $0.6 million for the six months ended June 30, 2008.

MI Developments Inc.      2008    75

(b)   Currency Risk

  The Company is structured such that its foreign operations are self-sustaining. As a result, the Company's currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Real Estate Business' corporate operations, which utilize the Canadian dollar as the functional currency, have exposure to U.S. dollar and euro denominated financial assets and liabilities. Similarly, MEC's operations, which utilize the U.S. dollar as the functional currency, have exposure to Canadian dollar denominated financial liabilities. Based on the balance of these financial instruments at June 30, 2008, a 5% change in exchange rates between the Canadian dollar and the relevant currencies at June 30, 2008 would not have had a material impact on the Company's consolidated net income for the six months ended June 30, 2008.

(c)   Credit Risk

  MEC, in the normal course of business, settles wagers for racetracks that it does not operate or manage and is thereby exposed to credit risk. However, these receivables are generally not a significant portion of the Company's total assets and are comprised of a large number of accounts. At June 30, 2008, MEC's "accounts receivable" included on the Company's consolidated balance sheet are net of an allowance for doubtful accounts of $1.8 million (December 31, 2007 — $1.8 million), which is estimated based on a review of specific customer balances and related historical collection experience. For the three and six months ended June 30, 2008, MEC incurred a bad debt expense of $0.2 million (2007 — $31 thousand) and $0.3 million (2007 — $0.3 million), respectively.

17.  SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

At June 30, 2008, the Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the Czech Republic, the United Kingdom, Spain and Poland. Substantially all of these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages seven thoroughbred racetracks, one standardbred racetrack and two racetracks that run both thoroughbred and quarter horse meets, as well as the simulcast wagering venues at these tracks. Also, MEC used to manage the thoroughbred and standardbred racing at Magna Racino™, but a local operator is now managing meets at that facility. Three of the racetracks owned or operated by MEC (two in the United States and one in Austria) include casino operations with alternative gaming machines. In addition, MEC operates off-track betting ("OTB") facilities, a United States based national account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™. Under a series of March 2007 agreements with Churchill Downs Incorporated ("CDI"), MEC owns a 50% interest in a joint venture, TrackNet Media Group, LLC ("TrackNet Media"), a content management company formed for distribution of the full breadth of MEC's and CDI's horseracing content (note 19). A separate joint venture with CDI, "HRTV, LLC", also involves the ownership by each of MEC and CDI of 50% shares in HorseRacing TV®

76    MI Developments Inc.      2008

("HRTV®"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network. MEC also owns AmTote, a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a triple-net lease agreement with MID, operates an additional thoroughbred training centre situated near San Diego, California. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes a residential development in Austria.

As described in note 1, the Company's consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets have been arranged to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

18.  TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, the Company's Chairman, the Chairman of Magna, and the Chairman and Chief Executive Officer of MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. Magna is controlled by M Unicar Inc. ("M Unicar"), a Canadian holding company whose shareholders consist of the Stronach Trust, OJSC Russian Machines ("Russian Machines") and certain members of Magna's management. M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 71% of the total voting power attaching to all Magna's shares. The Stronach Trust indirectly owns the shares carrying the majority of the votes of M Unicar. Magna is governed by a board of directors on which each of the Stronach Trust and Russian Machines (indirectly through M Unicar) has the right to designate an equal number of nominees, in addition to Magna's current co-chief executive officers. As the Company and Magna may be considered to be under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   Bridge Loans and Project Financings

  On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with the MEC Bridge Loan of up to $80.0 million (subsequently increased to $110.0 million as discussed below). The MEC Bridge Loan, together with a $20.0 million private placement of MEC Class A Stock to FEL (the "FEL Equity Investment") completed in October 2007, is intended to provide short-term funding to MEC as it implements the MEC Debt Elimination Plan (note 1). At that time, the MID Lender also agreed to amend the MEC Project Financing Facilities (as defined below) by, among other things, requiring repayment of at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008 (subsequently extended to August 31, 2008 as discussed below) and waiving the make-whole payment, if applicable, for any repayments made under either of the MEC Project Financing Facilities prior to that date. Pursuant to a consulting agreement between MID and MEC, which requires MEC to reimburse MID for its expenses, MID management has provided assistance to MEC in implementing the MEC Debt Elimination Plan.

  (i)
  MEC Bridge Loan

    The MEC Bridge Loan, initially of up to $80.0 million, has been made available through a non-revolving facility provided by the MID Lender. The MEC Bridge Loan proceeds may only be used by MEC in accordance with the MEC Debt Elimination Plan and are available solely to fund: (i) operations; (ii) payments of principal, interest and costs, fees and expenses due under the MEC Bridge Loan and the MEC Project Financing Facilities; (iii) mandatory payments of interest in connection with permitted debt under the MEC Bridge Loan; (iv) mandatory capital expenditures; and (v) capital expenditures required pursuant to the terms of the joint venture arrangements between MEC and Forest City and Caruso (note 19).

MI Developments Inc.      2008    77

    The MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0% (set at 16.2% at December 31, 2007). On February 29, 2008, the interest rate on outstanding and subsequent advances under the MEC Bridge Loan was increased by a further 1.0% (set at 14.5% at June 30, 2008).

    On May 23, 2008, the maturity date of the MEC Bridge Loan was extended from May 31, 2008 to August 31, 2008. At the same time, the maximum commitment under the MEC Bridge Loan was increased from $80.0 million to $110.0 million, and MEC was given the ability to re-borrow the $21.5 million previously repaid from proceeds of asset sales (note 5).

    The MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon, Ocala and Thistledown lands, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third party lender). The MEC Bridge Loan is cross-defaulted to all other obligations of MEC and its subsidiaries to the MID Lender, including the MEC Project Financing Facilities.

    The MEC Bridge Loan must be repaid with, and the commitment is reduced by, amounts equal to all net proceeds realized by MEC from asset sales and issuances of equity (other than the FEL Equity Investment) or debt, subject to amounts required to be paid to MEC's existing lenders. Amounts repaid subsequent to the May 2008 amendments cannot be re-borrowed. During the three and six months ended June 30, 2008, $19.8 million and $21.5 million, respectively, of the MEC Bridge Loan was repaid from proceeds of MEC asset sales (note 5) and subsequent to June 30, 2008, MEC repaid a further $4.5 million from its sale of Great Lakes Downs (note 5).

    The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). In connection with the May 2008 amendments, the MID Lender received a fee of $1.1 million (1% of the increased maximum commitment) and an additional $1.1 million on August 1, 2008 (1% of the then current commitment) given that the reorganization proposal (note 3) had not been approved by that date. The MID Lender also receives an annual commitment fee equal to 1% of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the MEC Bridge Loan and the May 2008 amendments thereto were paid by MEC.

    At June 30, 2008, $68.6 million (December 31, 2007 — $36.9 million) due under the MEC Bridge Loan was included in the Real Estate Business' current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheet, net of $0.8 million (December 31, 2007 — $1.4 million) of unamortized deferred arrangement fees. MEC's current portion of "loans payable to MID, net" on the Company's consolidated balance sheet includes borrowings of $68.6 million (December 31, 2007 — $35.9 million), net of $0.8 million (December 31, 2007 — $2.4 million) unamortized deferred financing costs. This net balance will be accreted to its face value over the remaining term to maturity of the MEC Bridge Loan.

  (ii)
  MEC Project Financings

    The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

78    MI Developments Inc.      2008

    The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, the Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, the Palm Meadows Training Center and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

    In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches. Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

    In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan); and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008. In consideration of these amendments and subject to certain conditions, the MID Lender agreed to waive the make-whole payment for any repayments made under the MEC Project Financing Facilities on or prior to May 31, 2008 and adjust the amortization schedule for the Gulfstream Park project financing facility following receipt of the $100.0 million repayment, provided that (i) repayments under the Gulfstream Park project financing facility are first applied to the July 2006 slots tranche, then to the December 2006 slots tranche (for each of which there is no make-whole payment), and then to the original tranche and (ii) no event of default exists under the MEC Project Financing Facilities.

    In connection with the May 2008 amendments to the MEC Bridge Loan, the MID Lender also agreed to amend the Gulfstream Park project financing facility by extending the deadline for repayment of at least $100.0 million from May 31, 2008 to August 31, 2008 (during which time any repayments made under either of the MEC Project Financing Facilities will not be subject to a make-whole payment).

MI Developments Inc.      2008    79

    Since the relevant completion date (or since inception for the July 2006 and December 2006 tranches of the Gulfstream Park project financing facility), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility, for which the interest capitalization period was extended to May 1, 2007). Commencing January 1, 2007 (May 1, 2007 for the December 2006 tranche of the Gulfstream Park project financing facility), the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. During the three and six months ended June 30, 2008, $1.5 million (2007 — $1.2 million) and $1.7 million (2007 — $1.7 million), respectively, of such payments were made. During the three months ended March 31, 2008, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility. Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during the three months ended March 31, 2008.

    At June 30, 2008, there were balances of $171.9 million (December 31, 2007 — $172.1 million), and $26.8 million (December 31, 2007 — $27.7 million) due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively. The current portion of the MEC Project Financing Facilities included in the Real Estate Business' "loans receivable from MEC, net" at June 30, 2008 was $102.0 million, including the required $100.0 million repayment discussed above. The current and non-current portions of the MEC Project Financing Facilities, as reflected in MEC's "loans payable to MID, net" on the Company's consolidated balance sheet, are $102.0 million (including $0.4 million in MEC's "discontinued operations" (note 4)) and $92.6 million (including $25.3 million in MEC's "discontinued operations" (note 4)), respectively, with the non-current portion being net of $4.1 million of unamortized deferred financing costs. This net balance will be accreted to its face value over the remaining terms to maturity of the MEC Project Financing Facilities.

    In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the "Gulfstream Escrow") with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against any such construction costs. At June 30, 2008, the amount held under the Gulfstream Escrow was $0.9 million (December 31, 2007 — $4.5 million). All funds in the Gulfstream Escrow are reflected as the Real Estate Business' "restricted cash" and "due to MEC" on the Company's consolidated balance sheet.

  Approximately $8.6 million of external third party costs have been incurred in association with the MEC Bridge Loan and the MEC Project Financing Facilities. At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities) over the respective term of the MEC Bridge Loan and each of the MEC Project Financing Facilities. At a consolidated level, such costs are charged to "general and administrative" expenses in the periods in which they are incurred.

  All interest and fees charged by the Real Estate Business relating to the MEC Bridge Loan and the MEC Project Financing Facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, are eliminated from the Company's consolidated results of operations and financial position.

80    MI Developments Inc.      2008

(b)   MEC's Real Estate Sales to Magna

  In April 2008, MEC completed the sale to a subsidiary of Magna of 225 acres of excess real estate located in Ebreichsdorf, Austria for proceeds of 20.0 million euros ($31.5 million), net of transaction costs (note 5(b)). MEC recognized a gain in the three and six months ended June 30, 2008 of 15.5 million euros ($24.3 million), which is included in MEC's "gain on disposal of real estate".

(c)   Magna Lease Terminations

  During the three months ended March 31, 2008, the Real Estate Business and Magna completed a lease termination agreement (retroactive to May 31, 2007) on a property in the United Kingdom that the Real Estate Business is seeking to redevelop for residential purposes. In April 2008, the Real Estate Business paid Magna $2.0 million to terminate the lease, and the termination payment is included in the Real Estate Business' "real estate properties, net" at June 30, 2008 on the Company's unaudited interim consolidated balance sheet. The Real Estate Business had not recognized any revenue under the lease of this property since May 31, 2007.

  During the three months ended March 31, 2008, the Real Estate Business and Magna also agreed to terminate the lease on a property in Canada. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount was collected in April 2008 and has been recognized by the Real Estate Business in "other gains, net" in the Company's unaudited interim consolidated financial statements for the six months ended June 30, 2008.

(d)   Sale of MEC Real Estate to Joint Venture

  On April 2, 2008, one of MEC's European wholly-owned subsidiaries, Fontana Beteiligungs GmbH ("Fontana"), entered into an agreement to sell real estate with a carrying value of 0.2 million euros ($0.3 million) located in Oberwaltersdorf, Austria to Fontana Immobilien GmbH, an entity in which Fontana has a 50% joint venture equity interest, for 0.8 million euros ($1.2 million). The purchase price was originally payable in instalments according to the sale of apartment units by the joint venture and, in any event, was due no later than April 2, 2009. On August 1, 2008, Fontana completed the sale of its 50% joint venture equity interest in Fontana Immobilien GmbH to a related party. The sale price included nominal cash consideration equal to Fontana's initial capital contribution and a future profit participation in Fontana Immobilien GmbH. Fontana and Fontana Immobilien GmbH also agreed to amend the real estate sale agreement such that payment of the purchase price to Fontana is accelerated to August 7, 2008. This consideration will be recognized when received.

(e)   MEC Real Estate Acquired by MID

  During the first quarter of 2007, MID acquired all of MEC's interests and rights in three real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario; a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland; and a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center. MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million and $35.0 million, respectively, for these interests and rights. In addition, MID granted MEC a profit participation right in respect of each property, which entitles MEC to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

  During the second quarter of 2007, MID acquired all of MEC's interest and rights in a 205 acre parcel of land located in Bonsall, California for cash consideration of approximately $24.0 million. The property currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. MID is holding the property for future development and has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary entitlements and other approvals to permit the development of the property. The term of the lease is three years, subject to early termination by either party on four months written notice.

MI Developments Inc.      2008    81

  At the Real Estate Business and MEC segment levels, these transactions have been recognized at the exchange amount, resulting in MEC recognizing a gain in the three and six months ended June 30, 2007 of $17.6 million and $48.7 million, respectively, included in MEC's "gain on disposal of real estate". The effects of these transactions are eliminated from the Company's unaudited interim consolidated results of operations and financial position, except that $0.2 million and $1.8 million of costs incurred by the Real Estate Business and MEC in conjunction with these transactions have been included in the consolidated "general and administrative" expenses in the three and six months ended June 30, 2007, respectively.

(f)    Hurricane Katrina Relief Effort

  In October 2005, the Real Estate Business purchased 791 acres of land in Simmesport, Louisiana for $2.4 million. In the fourth quarter of 2005, the Real Estate Business committed to donating approximately 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding from Magna and other Canadian sources. In the second quarter of 2007, the Real Estate Business committed to donating the remaining 741 acres of land to the same not-for-profit organization. As a result, $2.0 million of costs associated with this further donation is included in the Real Estate Business' "general and administrative" expenses in the three and six months ended June 30, 2007. The founding members and officers of the not-for-profit organization are officers and employees of MID and Magna.

19.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On July 10, 2008, the Ontario Divisional Court dismissed the appeal by Greenlight Capital, Inc. and certain of its affiliates of the October 2006 decision of the Ontario Superior Court of Justice dismissing Greenlight's oppression application against the Company and certain of its current and former directors and officers. The appeal hearing took place in April 2008.

(c)
MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of its racetracks. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d)
On May 18, 2007, ODS Technologies, L.P., operating as TVG Network, filed a summons against MEC, HRTV, LLC and XpressBet, Inc. seeking an order that the defendants be enjoined from infringing certain patents relating to interactive wagering systems and an award of damages to compensate for the infringement. An Answer to Complaint, Affirmative Defences and Counterclaims have been filed on behalf of the defendants. The discovery and disposition process is ongoing and the final outcome related to this summons is uncertain.

(e)
In addition to the letters of credit issued under the Company's credit facilities (notes 9 and 14), the Company had $4.5 million (Real Estate Business — $3.4 million; MEC — $1.1 million) of letters of credit issued with various financial institutions at June 30, 2008 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(f)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries. At June 30, 2008, these indemnities amounted to $6.8 million, with expiration dates through 2009.

82    MI Developments Inc.      2008

(g)
At June 30, 2008, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $2.9 million (Real Estate Business — $1.7 million; MEC — $1.2 million).

(h)
On March 4, 2007, MEC entered into a series of customer-focused agreements with CDI in order to enhance wagering integrity and security, to own and operate HRTV®, to buy and sell horseracing content, and to promote the availability of horseracing signals to customers worldwide. These agreements involved the formation of a joint venture, TrackNet Media, a reciprocal content swap agreement and the purchase by CDI from MEC of a 50% interest in HRTV®. TrackNet Media is the vehicle through which MEC and CDI horseracing content is made available to third parties, including racetracks, OTB facilities, casinos and advance deposit wagering ("ADW") companies. TrackNet Media purchases horseracing content from third parties and makes it available through the respective MEC and CDI outlets. Under the reciprocal content swap agreement, MEC and CDI exchange their respective horseracing signals. On March 4, 2007, HRTV, LLC was created, with an effective date of April 27, 2007, in order to facilitate the sale of 50% of HRTV® to CDI. Both MEC and CDI are required to make quarterly capital contributions, on an equal basis, until October 2009 to fund the operations of HRTV, LLC, however, MEC may, under certain circumstances, be responsible for additional capital commitments. MEC's share of the required capital contributions to HRTV, LLC is expected to be approximately $7.0 million, of which $3.6 million had been contributed prior to June 30, 2008.

(i)
On December 8, 2005, legislation authorizing the operation of slot machines within existing, licensed Broward County, Florida pari-mutuel facilities that had conducted live racing or games during each of 2002 and 2003 was passed by the Florida Legislature. On January 4, 2006, the Governor of Florida signed the legislation into law and, subsequently, the Division of Pari-mutuel Wagering developed the governing rules and regulations. Prior to the opening of the slots facility at Gulfstream Park on November 15, 2006, MEC was awarded a gaming licence for slot machine operations at Gulfstream Park in October 2006 despite an August 2006 decision rendered by the Florida First District Court of Appeals that ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots initiative was invalid because the petitions bringing the initiative forward did not contain the minimum number of valid signatures. Previously, a lower court decision had granted summary judgment in favour of "Floridians for a Level Playing Field" ("FLPF"), a group in which GPRA is a member. Though FLPF pursued various procedural options in response to the Florida First District Court of Appeals decision, the Florida Supreme Court ruled in late September 2007 that the matter was not procedurally proper for consideration by the court. Its order effectively remanded the matter to the trial court for a trial on the merits. MEC has disclosed that it expects that a trial on the merits will likely take an additional year or more to fully develop and that it could take as many as three years to achieve a full factual record and trial court ruling for an appellate court to review. At June 30, 2008, the carrying value of MEC's fixed assets related to the slots facility is approximately $27.0 million. If the matter is ultimately decided in a manner adverse to MEC, a write-down of these fixed assets may be required.

(j)
In May 2005, MEC entered into a Limited Liability Company Agreement with Forest City (collectively with MEC, the "Partnership Members") concerning the planned development of "The Village at Gulfstream Park™". That agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. MEC is obligated to contribute 50% of any equity amounts in excess of $15.0 million as and when needed and, to June 30, 2008, MEC has contributed $4.2 million. At June 30, 2008, approximately $55.0 million of net costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded by a construction loan from a third party bank as well as equity contributions from MEC and Forest City. Included in MEC's "accounts payable and accrued liabilities" is an obligation of approximately $3.0 million reflecting MEC's unpaid share of equity contributions in excess of $15.0 million. If either of the Partnership Members fails to make required capital contributions when due, then the other Partnership Member may advance such funds to the Limited Liability Company, equal to the required capital contributions, as a recourse loan or as a capital contribution for which the capital accounts of the Partnership Members would be adjusted

MI Developments Inc.      2008    83

  accordingly. The Limited Liability Company Agreement also contemplated additional agreements with MEC, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement, all of which have been executed. Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements and reserves) will first be distributed to Forest City, subject to certain limitations, until the initial contribution accounts of the Partnership Members are equal. Thereafter, the cash receipts are generally expected to be distributed to the Partnership Members equally, provided they maintain their equal interest in the partnership. The annual cash payments made to Forest City to equalize the Partnership Members' initial contribution accounts will not exceed the amount of annual ground rent otherwise payable to a subsidiary of MEC.

(k)
On September 28, 2006, certain of MEC's affiliates entered into definitive operating agreements with Caruso regarding the proposed development of The Shops at Santa Anita on approximately 51 acres of excess land surrounding Santa Anita Park. Westfield Corporation ("Westfield"), a developer of a neighbouring parcel of land, has challenged the manner in which the entitlement process for such development has proceeded. On May 16, 2007, Westfield commenced civil litigation in the Los Angeles Superior Court in an attempt to overturn the Arcadia City Council's approval and granting of entitlements related to the construction of The Shops at Santa Anita. In addition, on May 21, 2007, Arcadia First! filed a petition against the City of Arcadia to overturn the entitlements and named MEC and certain of its subsidiaries as parties of interest. The first hearings on the merits of the petitioners' claims were heard in May 2008. On July 23, 2008, the court issued a tentative opinion in favour of the petitioners in part, concluding that eleven parts of the final environmental impact report were deficient. MEC and Caruso are working with the City of Arcadia to determine how to resolve the deficiencies in the final environmental impact report. Accordingly, development efforts may be delayed or suspended. Under an April 2004 Letter of Intent, MEC is also exploring the possibility of a joint venture with Caruso to develop excess lands surrounding Golden Gate Fields. To June 30, 2008, MEC has expended $10.2 million on these development initiatives, of which $0.3 million was paid in the six months ended June 30, 2008. These amounts have been included in MEC's "real estate properties, net" on the Company's consolidated balance sheets. Under the terms of these arrangements, MEC may be responsible to fund additional costs. However, to June 30, 2008, no such payments have been made.

(l)
In November 2006, MEC sold its wholly-owned interest in The Meadows, a standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC (together, "Millennium-Oaktree"). On closing, MEC received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and a $25.0 million holdback note payable to MEC over a five-year period, subject to offset for certain indemnification obligations (the "Meadows Holdback Note"). Based on the indemnification obligations and other terms pertaining to the Meadows Holdback Note, the Meadows Holdback Note will be recognized in the consolidated financial statements upon the settlement of the indemnification obligations and as payments are received.

  The parties also entered into a racing services agreement whereby MEC pays $50 thousand per annum and continues to operate, for its own account, the racing operations at The Meadows until at least July 2011. On December 12, 2007, Cannery Casino Resorts, LLC, the parent company of Millennium-Oaktree, announced it had entered into an agreement to sell Millennium-Oaktree to Crown Limited. If the deal is consummated, either party to the racing services agreement will have the option to terminate the arrangement. $5.6 million of the gain from the sale of The Meadows was initially deferred and included in MEC's "other long-term liabilities" representing the estimated net present value of the future operating losses expected over the term of the racing services agreement. Such amount is being recognized as a reduction of "general and administrative" expenses in MEC's results of operations over the term of the racing services agreement. Effective January 1, 2008, The Meadows entered into an agreement with the Meadows Standardbred Owners Association, which expires on December 31, 2009, whereby the horsemen will make contributions to subsidize backside maintenance and marketing expenses at The Meadows. As a result, the estimated operating losses expected over the remaining term of the racing services agreement have been revised, resulting in an additional $2.0 million of previously deferred gains being recognized in MEC's "other gains, net" for the six months ended June 30, 2008.

84    MI Developments Inc.      2008

  Until December 25, 2007, The Meadows participated in a multi-employer defined benefit pension plan for which the pension plan's total vested liabilities exceeded the plan's assets. The New Jersey Sports & Exposition Authority previously withdrew from the pension plan effective November 1, 2007. As the only remaining participant in the pension plan, The Meadows withdrew from the pension plan effective December 25, 2007, which constituted a mass withdrawal. An updated actuarial valuation is in the process of being obtained, however, based on allocation information provided by the plan, the estimated withdrawal liability of The Meadows is approximately $6.2 million. This liability may be satisfied by annual payments of approximately $0.3 million. As part of the indemnification obligations provided for in the Meadows Holdback Note, the mass withdrawal liability that has been triggered as a result of The Meadows' withdrawal from the plan will be set-off against the amount owing to MEC under the Meadows Holdback Note.

(m)
MJC was party to agreements with the Maryland Thoroughbred Horsemen's Association and the Maryland Breeders' Association, which expired on December 31, 2007, under which the horsemen and the breeders each contributed 4.75% of the costs of simulcasting to MJC. Without similar arrangements in effect, costs are expected to increase by approximately $2.0 million for the year ending December 31, 2008. At this time, it is uncertain whether these agreements will be renewed on comparable terms.

(n)
On February 12, 2008, MEC received notice from the Nasdaq Stock Market ("Nasdaq") advising that, in accordance with Nasdaq Marketplace Rule 4450(e)(2), MEC had until August 11, 2008 to regain compliance with the minimum bid price required for the continued listing of the MEC Class A Stock on Nasdaq, as set forth in Nasdaq Marketplace Rule 4450(a)(5). MEC received this notice because the bid price of its publicly held MEC Class A Stock closed below the $1.00 per share minimum for 30 consecutive business days prior to February 12, 2008.

  In order to provide MEC with flexibility in addressing market-related issues affecting its capitalization and to address the Nasdaq continuous listing requirements, MEC's Board of Directors adopted a resolution, approved by MEC stockholders on May 6, 2008, to amend MEC's Certificate of Incorporation to permit a one-time reverse stock split of MEC's Class A Stock and MEC Class B Stock, prior to May 6, 2009, in any whole number consolidated ratio from 1:10 to 1:20. On July 3, 2008, MEC announced that its Board of Directors had approved a reverse stock split of MEC's Class A Stock and MEC Class B Stock utilizing a 1:20 consolidation ratio. The reverse split became effective on July 22, 2008. On August 5, 2008, MEC received notice from Nasdaq that it had regained compliance with the minimum bid continued listing requirement and the matter had been closed.

  As a result of the reverse stock split, every twenty shares of MEC Class A Stock and MEC Class B Stock have been consolidated into one share of MEC Class A Stock and MEC Class B Stock, respectively. The reverse stock split affects all shares of common stock, stock options and convertible securities of MEC outstanding prior to the effective date. The 58.6 million outstanding shares of MEC Class A Stock (4.4 million of which were held by MID) and 58.4 million outstanding shares of MEC Class B Stock (all of which were held by MID) were reduced to 2.9 million shares of MEC Class A Stock (0.2 million of which are held by MID) and 2.9 million shares of MEC Class B Stock (all of which continue to be held by MID), respectively.

  Because the reverse stock split applies to all issued shares of MEC Class A Stock and MEC Class B Stock, it does not alter the relative rights and preferences of MID's interest in MEC, nor does it affect MID's proportionate equity or voting interest in MEC, except to the extent the reverse stock split resulted in fractional shares being cashed out.

  As a result of the reverse stock split, the conversion price for which each of MEC's $150.0 million of 8.55% convertible subordinated notes and $75.0 million of 7.25% convertible subordinated notes are convertible into shares of MEC Class A Stock has been adjusted from $7.05 and $8.50 per share, respectively, to $141.00 and $170.00 per share, respectively.

(o)
On May 8, 2008, one of MEC's wholly-owned subsidiaries, Los Angeles Turf Club, Incorporated, commenced civil litigation in the District Court in Los Angeles for breach of contract. It is seeking damages in excess of $8.4 million from Cushion Track Footing USA, LLC and other defendants for failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended.

MI Developments Inc.      2008    85

Corporate Information

Board of Directors	Officers	Office Locations

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John Barnett
Lead Director; President and Chief Executive Officer, Rothmans, Benson & Hedges Inc. and Rothmans Inc.
Barry B. Byrd
Partner, Pineiro Byrd PLLC
Neil G. Davis
Partner, Davis Webb LLP
Philip K. Fricke
President, PKF Financial Consultants, Inc.
Manfred Jakszus
Corporate Director
Heribert Polzl
President, H. Polzl Consulting Ltd.
John D. Simonetti
Chief Executive Officer
Judson D. Whiteside
Senior Partner
Miller Thomson LLP
Senator Rod A.A. Zimmer
Member of the Senate of Canada and President of The Gatehouse Corporation

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John D. Simonetti
Chief Executive Officer
Don Cameron
Chief Operating Officer
Richard J. Crofts
Executive Vice-President,
Corporate Development,
General Counsel and Secretary
Richard J. Smith
Executive Vice-President and Chief
Financial Officer
Robert S. Mintzberg
Vice-President and Controller
Douglas B. Nathanson
Vice-President and
Associate General Counsel

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada    L4G 7K1
Phone: (905) 726-2462
Fax: (905) 726-7167
www.magnaentertainment.com
 United States
285 West Huntington Drive
Arcadia, California, USA 91007
Phone: (626) 574-7223
Transfer Agents and Registrars	Exchange Listings
Canada Computershare Trust Company of Canada 100 University Avenue	Class A Subordinate Voting Shares	– Toronto Stock Exchange (MIM.A) – New York Stock Exchange (MIM)
Toronto, Ontario, Canada M5J 2Y1 Phone: 1-800-564-6253 www.computershare.com	Class B Shares	– Toronto Stock Exchange (MIM.B)
United States Computershare Trust Company N.A. 350 Indiana Street Golden, Colorado, USA 80801 Phone: (303) 262-0600

Please refer to our website (www.midevelopments.com) for information on MID's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Investor Relations Queries	Publicly Available Documents
Richard J. Smith Executive Vice-President and Chief Financial Officer (905) 726-7507
Copies of the financial statements for the year ended December 31, 2007 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com

QuickLinks

  Exhibit 1
MI DEVELOPMENTS ANNOUNCES 2008 SECOND QUARTER RESULTS AND DEPARTURE OF CEO
  Exhibit 1